UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File No.:  1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Enclosure: Update of Alcatel Lucent Reference Document 2012

In the event of any inconsistencies between this document and the corresponding text of the original French document (Actualisation du Document de Référence), the text of the original French document shall govern.

A French société anonyme with a Board of Directors and
a share capital of EUR 116,471,561.65

Registered office: 3, avenue Octave Gréard, 75007 Paris

Paris Trade and Company Registry Number 542 019 096

UPDATE OF ALCATEL-LUCENT REFERENCE DOCUMENT 2012

CONTENTS

1.	PERSON RESPONSIBLE	5
1.1.	Person responsible for this Update	5
1.2.	Certificate by the person responsible for this Update	5
2.	BUSINESS	6
2.1.	New strategic plan	6
2.1.1. Presentation		6
2.1.2. Manage our core networking business for growth		8
2.1.3. Manage our access and other businesses for cash		8
2.1.4. Full P&L and cash accountability; business organization and management		10
2.1.5. Rightsize the cost structure		11
2.1.6. Self-funded plan and financial sustainability		12
2.1.7. Strengths of the Company		13
2.2.	Volatility of quarterly results	14
2.3.	Other business details and highlights	14
2.3.1. Press release dated 14 March 2013		14
2.3.2. Press release dated 26 April 2013		14
2.3.3. Press release dated 30 April 2013		14
2.3.4. Press release dated 7 May 2013		15
2.3.5. Press release dated 14 May 2013		15
2.3.6. Press release dated 16 May 2013		15
2.3.7. Press release dated 29 May 2013		15
2.3.8. Press release dated 13 June 2013		15
2.3.9. Press release dated 17 June 2013		15
2.3.10. Press release dated 19 June 2013		15
2.4.	Information on litigations	15
2.5.	Financial rating of the Company	16
3.	FINANCIAL INFORMATION	17
3.1.	Key figures of Alcatel-Lucent Group	17
3.2.	Financial information	17
3.2.1. Results of the first-quarter 2013		17
3.2.2. Offer by the Company to redeem bonds		17
3.2.3. Offer by Alcatel-Lucent USA Inc. to buy-back convertible bonds		17
3.3.	Trend information	17
3.4.	Information on outlooks	18
3.5.	Statement of indebtedness (debts and convertible debts) of the Group as at 31 March 2013	18
3.5.1. Analysis by maturity of the Group’s financial debt and type of rate		19
3.5.2. Remaining amounts to be reimbursed (bonds and convertible bonds) at 31 March 2013 and impact of the repurchases completed in the course of May and June 2013		21

3.5.3. Compound financial instruments (convertible bonds) at 31 March 2013 and impact of the repurchases completed in the course of May and June 2013		22
3.5.4. Compound financial instruments and equity issued by Lucent before the business combination		23
4.	RISK FACTORS	25
4.1.	Main clients	25
4.2.	Goodwill and intangible assets	25
4.3.	Our Shift plan may not yield intended results, and the Company may not be able to transform ourselves successfully into a cash generative business	26
4.4.	Senior Secured Credit Facilities	27
5.	CORPORATE GOVERNANCE	29
5.1.	Composition of the Board of Directors	29
5.2.	Information on the director and the observer appointed during the 2013 Annual Meeting	29
5.2.1. Michel Combes		29
5.2.2. Gilles Le Dissez		30
5.3.	Change in the length of the “Blackout Periods”	31
5.4.	Long term remuneration plan	31
5.4.1. Performance shares		32
5.4.2. Stock options		32
6.	INFORMATION ON THE SHARE CAPITAL AND THE FINANCIAL AUTHORIZATIONS	33
6.1.	Share buy-back program of the Company	33
6.2.	Capital increase related to the exercise of securities giving access to the capital	33
6.3.	Capital reduction	33
CONCORDANCE TABLE		34
APPENDIX 1		44
APPENDIX 2		45

GENERAL COMMENTS

In this Update, unless otherwise indicated, the term Company means Alcatel-Lucent, a French société anonyme with its registered office located at 3 avenue Octave Gréard, 75007 Paris, registered with the Paris Trade and Companies Register under number 542 019 096. The term Group means the Company and all its consolidated subsidiaries.

This Update contains information about the outlooks and perspectives of the Company and the Group, and in particular about the Shift plan described in section 2.1 of this Update. These indications may be identified by the use of the present or conditional tense and by forward-looking statements usually identified by words such as “think”, “target”, “expect”, “intend”, “should”, “aim to”, “consider”, “believe”, “wish”, “could”, etc. Such information is based on data, assumptions and estimates considered themselves by the Company as able to have an impact on its activity, presently or in the future. They may change or be revised due to uncertainty related among other things to contingencies inherent in all business activities and in the economic (in particular, companies and customers expenditures), financial (in particular debt and capital market conditions), competitive and regulatory environment. In addition, the materialization of some of the risks described in Chapter 3 of the Reference Document and Chapter 4 of this Update, and in particular the risks relating to the completion of the Shift plan (see section 4.3 of this Update), could have an adverse negative impact on the Company’s operations and its ability to achieve its objectives. In addition, the achievement of such objectives implies the success of the strategic plan presented in section 2.1 of this Update. The Company gives no undertaking or assurance as to its achievement of the objectives set out in this document.

Investors are invited to consider carefully all of the risk factors described in Chapter 3 of the Reference Document and Chapter 4 of this Update before taking an investment decision. The materialization of all or some of those risks could have an adverse impact on the operations, position and financial results of the Company and the Group or on their objectives or on the Company’s share price.

1.                            PERSON RESPONSIBLE

1.1.                  Person responsible for this Update

Michel Combes

Chief Executive Officer

1.2.                  Certificate by the person responsible for this Update

“I hereby certify that, having taken all reasonable care to ensure that such is the case, the information contained in the update of the 2012 reference document, to the best of my knowledge, conforms to the facts and contains no omission likely to affect the fairness of the presentation.

[INTENTIONALLY OMITTED] ”

Michel Combes

Chief Executive Officer

2.                           BUSINESS

As of March 31, 2013, the Company has achieved close to EUR 750 million of cost savings of the EUR 1.25 billion of cost savings planned in the context of the Performance Program, which covers a period ending on the end of 2013. Included in the EUR 750 million, the Company progressed its cost savings plan by EUR 100 million in the first quarter of 2013.

The EUR 750 millions of cost savings, which have already been realized, are composed of EUR 450 million of fixed cost savings (of which EUR 55 million in the first quarter of 2013) and EUR 300 million of variable cost savings (of which EUR 45 million in the first quarter of 2013).

The Company has addressed 10 of the 15 managed services contracts that have been identified as margin dilutive and successfully completed the switch to direct-channel distribution in 20 of the 45 targeted geographical markets.

Considering potential transfer projects as part of the Shift plan presented below, the Company will look to generate additional exceptional cash in-flows through 2015. It will perform an accelerated strategic review of its asset portfolio in its core networking and access and other businesses, and make sure that it chooses the correct time for disposal that is in the best interest of the Company and its shareholders. The Company expects to generate at least EUR one billion through these exceptional cash in-flows (identified asset divestitures or businesses phase outs).

2.1.                 New strategic plan

2.1.1.       Presentation

On 19 June 2013, the Company announced its new strategic plan, the Shift plan, which, upon implementation, is designed to transform the company into an IP networking and ultra-broadband specialist, refocused and unlocking innovation, with a growing and cash generative business and a sound balance sheet by the end of 2015.

The Shift plan is based on the current changes occurring in the telecommunications sector. Webscale internet operators and users must manage the constant growth of the volume of data traffic and the end of networks initially conceived for voice communications. Under the Shift plan, the Company adjusts to the evolutions of the market by refocusing on its IP, Cloud and ultra-broadband activities. These activities comprise WDM, 100G, IMS, the customer experience, ‘FFTx’ — fibre networks serving homes, companies and others — vectoring, 4G LTE mobile access and Small Cells.

Implementation of a number of the initiatives included in the Shift plan is subject to the applicable information and labor consultation processes in the various geographies where the Company operates.

The Company expects that successful implementation of the Shift plan will give its customers renewed confidence in its long-term stability, enhance its employees’ commitment to the Company and improve the terms on which the Company can access the capital markets. As part of the implementation of the Shift plan, the Company intends to accomplish the following:

•                              Become an IP networking and ultra-broadband specialist. The Company aims to transform its business from a telecommunications generalist to an IP networking and ultra-broadband specialist by the end of 2015.

•                              Apply differentiated management with full P&L and cash accountability. Under the Shift plan, the Company intends to have differentiated management, for growth and for cash, with full accountability for profit and loss contribution and cash generation. As part of this change, the Company also intends to increase management’s focus on business simplification and customer needs.

-                    Manage our core networking business for growth. By investing in the Company’s core networking businesses, including in IP routing, IP transport, IP Platforms and associated services, the Company expects that these businesses will become the growth engines of the Company going forward upon implementation of the Shift plan. The Company aims to generate revenues of more than EUR 7 billion from its core networking business in 2015, compared to EUR 6.1 billion in 2012, and an improvement in the contribution of its core networking business to its operating margin from 2.4% in 2012 to more than 12.5% in 2015. The Company defines operating margin as adjusted operating income divided by revenues.

-                    Manage our access and other businesses for cash. Under the Shift plan, the Company plans to manage its other businesses for cash, including its wireless, fixed access, patent licensing and managed services businesses. Its goal under the Shift plan is to increase the segment operating cash flow contribution (defined as adjusted operating income plus operating working capital change) from these businesses to a positive contribution of more than EUR 250 million in 2015, compared to a negative contribution of EUR 115 million in 2012.

-                    Generate additional exceptional cashflows. The Company will aim for active portfolio management, with an accelerated strategic review of assets in its core networking and access and other businesses. The Company plans to target at least EUR one billion of cash inflows over the 2013-2015 period through opportunistic monetization of assets and other divestitures or phase-outs.

•                              Rightsize the cost structure. The Company believes that successful implementation of the Shift plan will achieve EUR one billion of fixed cost savings by the end of 2015 (including fixed cost savings to be realized under the Performance Program), by significantly reducing sales, general and administrative (SG&A) expenses, optimizing research and development investments, refocusing and unlocking innovation, implementing delivery and supply chain/manufacturing efficiencies and reducing product complexity while improving quality.

•                              Self-funded plan and financial sustainability. The Shift plan contemplates that from 2013 through 2015, the Company will also aim to strengthen its balance sheet through management of its debt profile and the reduction of its debt. The Company expects the Shift plan to be self-funded over the plan period.

-                    The Company anticipates that implementation of the Shift plan will generate at least EUR one billion of exceptional cashflows through opportunistic monetization of assets and other divestitures or phase-outs, in addition to fixed costs savings of EUR one billion, as described above.

-                    The Company also plans to undertake EUR 2 billion of ordinary course debt management transactions under the Shift plan over the plan period, opportunistically taking advantage of favorable capital markets conditions, in order to extend the average maturity of its debt and reduce its overall financial costs.

•                  Once substantial progress has been made implementing the Shift plan, the Company plans to seek a reduction of its debt by approximately EUR 2 billion including through further asset disposals or through access to the equity markets in order to support its long-term strategic goals.

The Company intends to leverage its winning products, strong customer relationships and its strong innovation capabilities in meeting its goals.

The following describes the key components of the Shift plan in more detail.

2.1.2.       Manage our core networking business for growth

Under the Shift plan, the Company envisions concentrating on managing its core networking business for growth, including strengthening IP routing and IP transport, leveraging software and services capabilities and preparing for network virtualization. The Company expects to benefit from double digit growth from 2012 to 2015 in its IP revenue driven by market growth and expansion of its addressable market, as well as by improvements in its product mix driven by a larger share of IP, IMS (IP Multimedia Subsystem) and Customer Experience. The Company will seek to increase its research and development investment in its core networking business by 8% by the end of 2015, as compared to 2012, and target reducing its SG&A in order to achieve an SG&A to sales ratio of approximately 13%.

•                              IP Routing. The Company expects that secular growth in the market will continue to be driven by the transformation to all-IP networks. The Company anticipates continuing to make progress in its Edge, Packet Core and Mobile Backhaul product lines, with its 7950 XRS core router continuing gaining traction.

•                              IP Transport. The Company believes that the market will stabilize back to historical gross margins in terrestrial optics, driven by the transition to the 1830 WDM (Wave-Division Multiplexing) platform and by the progress in 100G rollover, and cyclically recover in submarine optics from 2012 lows.

•                              IP Platforms (Software and Services). In line with the growth in all-IP networks, the Company plans to accelerate adoption of its IMS platform and continues to grow in Customer Experience under the Shift plan. The Company will also strive to position its CloudBand software for network virtualization, and, at the same time, the Shift plan contemplates the rationalization of its payment business and the disposal and phase-out of its application enablement and mobile commerce businesses. In the Services area, the Company will continue to support the migration to all-IP networks and support the Cloud IP transformation, contemplate phasing out BSS (Business Support System) and streamlining OSS (Operations Support System).

2.1.3.        Manage our access and other businesses for cash

Under the Shift plan, the Company envisions managing its access business (including wireless, fixed access, patent licensing and managed services) and other businesses (including Enterprise) for cash, by stabilizing its wireless business, building on its leadership position in fixed access and rebuilding the revenue stream generated by product licensing, with the goal of generating more than EUR 250 million of annual segment operating cash flow from these businesses in 2015. The Company expects that revenues in the access business will be flat with growth in FTTx, VDSL, LTE and licensing offsetting secular decline in legacy. The

Company anticipates that its business mix will improve in fixed access, driven by lower exposure to ONT (Optical Network Termination) and a better geographical mix, and in managed services, driven by strict financial criteria and exit from unprofitable contracts. In wireless, the Company anticipates a further decline in legacy technologies and a less favorable geographic mix in LTE.

Under the Shift plan, the Company intends to reduce its investment in legacy research and development and streamline its SG&A expenses in order to decrease its operating expenses for the access business by 25% in 2015 as compared to 2012. The Company anticipates a negative impact on its working capital requirements in 2014 driven by network rollouts in North America and China and a neutral impact in 2015.

The Shift plan contemplates that the Company takes the following steps in the Company’s access and other businesses:

•                              Wireless business back to profitability. The acceleration of the LTE rollout and the introduction of small cell technology have led to a major transition in the industry. The Company believes that it has an opportunity to turn its wireless business around as legacy 2G and 3G technologies become less relevant, with technological disruption driving a new business model. To bring its wireless business back to profitability, the Company intends to build on its strong footprint in the North American, Chinese and French markets, address selective TDD (time division duplex) and FDD (frequency division duplex) LTE overlay opportunities and continue to drive the adoption of small cell technology. The Company will also aim to generate cost efficiencies by focusing its research and development on LTE while reducing its research and development investment in legacy technologies by more than 50% and reducing its wireless SG&A expenses by 25% over the plan period. The Company also plans to consider developing partnerships in research and development in order to expand its small cell portfolio and focus research and development on LTE.

•                              Managed services back to profitability. The Company intends to selectively rebuild its managed services business and to base its decisions largely on existing customer relationships or product synergies, under strict financial criteria. The Company also intends to address unprofitable contracts which generated a EUR 132 million loss in 2012. There are currently five such contracts remaining to be addressed in 2013.

•                              Build on leadership position in Fixed Access. The Company believes that its fixed access business is well positioned to benefit from an upgrade cycle in the next 2-3 years, and represents a stable market over the long-term that is part of the strategic national infrastructure in many parts of the world. The Company’s goal is to achieve double digit profitability and strong cash generation, and the Company will target a 30% reduction in fixed access SG&A expenses over the plan period. The Company will aim to reduce the number of catalog items and optimize its customer segmentation and to build on its leadership position of 35% market share in 2012 by leveraging its VDSL and FTTx positioning, and increasing its addressable market through channels and cable opportunities.

•                              Run Patent Licensing as a business. The Company intends to change the way in which it runs its patent licensing business by switching from a defensive to an offensive use of patent portfolios designed to generate recurring revenue streams which the Company believes could reach more than EUR 150 million per year by the end of 2015. The Company will aim to take advantage of its experienced team of intellectual property professionals led by new management to drive greater value from the Company’s library of more than 46,000 active and pending patents.

2.1.4.        Full P&L and cash accountability; business organization and management

The Company expects management to prioritize accountability, cash-centricity, customer focus, simplification and speed of execution. The Shift plan contemplates that key businesses will be verticalized in order to promote accountability and industrial and strategic logic. The organization of the Company’s business will be restructured into three categories:

•                              Business Lines, consisting of IP Routing & Transport, IP Platforms, Wireless and Fixed Networks, and which will be included in two different business segments (Core Networking and Access)

•                              Transversal Functions, consisting of Operations, Strategy & Innovation and Sales

•                              Corporate Functions, consisting of Finance, Human Resources and Legal.

Under the Shift plan, the Company plans to apply full P&L and cash accountability to its three segments (i) Core Networking, which includes IP Routing, IP Transport and IP Platforms, (ii) Access, which includes Wireless, Fixed Access and Licensing, and (iii) Other, which includes Enterprise and Government Services. The Core Networking segment will be managed for growth and the Access and Other segments managed for cash.

The Company announced on 19 June 2013 that it will be managed by a new Leadership Team headed by Michel Combes, the Company’s Chief Executive Officer. The Leadership Team will be organized as follows:

Business Lines

•                              Basil Alwan, IP Routing & Transport

•                              Andrew McDonald, IP Platforms

•                              David Geary, Wireless

•                              Federico Guillen, Fixed Networks

Transversal Functions

•                              Philippe Guillemot, Operations

•                              Philippe Keryer, Strategy & Innovation

•                              Robert Vrij, Sales

Corporate Functions

•                              Nicole Gionet, Human Resources

•                              Tim Keller, Legal

•                              Paul Tufano, the Group’s Chief Financial Officer, who will step down from his role once implementation of the Shift Plan is under way.

The Company believes that successful implementation of the Shift plan will improve the way the Company accesses the market, resulting in a business that is better leveraged. Targeted improvements will be made in key metrics, such as number of countries where the Company operates and where the Company has sales offices, and the percentage of its sales through channels (approximately 3% of sales in 2012 to a target of 7% in 2015).

In addition, the Company believes that the new focus of its products and software platform envisioned under the Shift plan will diversify the Company’s business and enable it to expand beyond its traditional customer base of large telecommunications service providers. Successful implementation of the Shift plan will, the Company believes, allow us to redesign its sales and marketing strategy to take advantage of its new products and services portfolio focus, and help the Company to identify new market segments—such as cyber security and data center—where its leading edge innovations in IP and cloud services could allow the Company to better address Tier 2-Tier 4 service providers, benefit from the transformation to all-IP networks with Mobile Service Operators (MSOs), and address the telecommunications needs of webscale and extra-large enterprises.

2.1.5.        Rightsize the cost structure

The Company believes that successful implementation of the Shift plan will allow it to achieve EUR 1 billion of fixed cost savings from 2013 through 2015 (including fixed costs savings to be realized under the Performance Program). Its fixed costs in 2012 were EUR 5.9 billion on an adjusted basis (EUR 6.0 billion on a fully comparable basis including constant currency), of which EUR 1.3 billion of fixed operations costs and reserves and EUR 4.6 billion of SG&A and research and development. From 2013 through 2015, the Company expects that its fixed costs will decrease by EUR one billion.

For 2013, it expects that its previously announced Performance Program will generate EUR 250-300 million of fixed cost savings. In 2012, the Company achieved fixed cost savings of EUR 400 million. It believes that it will realize an additional EUR 700-750 million of fixed cost savings in 2014 and 2015 as part of the implementation of the Shift plan, bringing its potential fixed cost savings for the period from 2013 through 2015 to EUR one billion. The Company envisions achieving fixed cost savings under the Shift plan, upon its successful implementation, as follows:

•                              Reduce costs. The Shift plan contemplates a reduction in its cost base including a reduction in expenses by approximately EUR 300 million through increased sales and marketing efficiency, including by reducing its direct country presence by developing through channels and streamlining certain support functions, consolidating its sales support and marketing offices and increasing sales productivity. The Shift plan also contemplates a reduction in its expenses by approximately EUR 200 million by streamlining its general and administrative expenses through consolidating support functions, reducing the number of legal entities and reducing discretionary spending. In addition, the Shift plan contemplates a reduction in expenses by approximately EUR 100 million in its real estate activities by rationalizing some of its sites and its IS/IT systems.

•                              Improve operational efficiency. The Shift plan envisions an additional reduction of approximately EUR 200 million in its cost base through operational efficiency improvements. The Shift plan contemplates a reduction of the Group expenses by approximately EUR 100 million through improvements to its supply chain by consolidating warehouse and purchasing locations, improving global processes and optimising support for legacy products. In addition, a further reduction of its expenses by approximately EUR 100 million is contemplated through improvements in its manufacturing by increasing outsourced manufacturing, reducing product complexity, improving quality and standardizing bills of materials.

•                              Refocus and unlock innovation. The Company plans to refocus and unlock innovation by redefining and leveraging its innovation capacities. It will aim to implement a new engagement model for Bell Labs Research that is closer to its portfolio life cycle. The Company also plans to focus on in-house start-ups, as well as on partnerships and co-developments with leading-edge customers. Its research and development focus under the Shift plan will be on IP routing, transport and ultra-broadband access with an 8% research and development increase from 2013 through 2015, and it expects that these areas will represent 85% of its research and development investment in 2015 under the Shift plan. The Shift plan contemplates that while the Company will increase its research and development investment in IP routing, transport and ultra-broadband access, it will also strive to reduce its legacy research and development by 60%, which will reduce its legacy research and development from approximately 35% of its total research and development spending in 2012 to 15% in 2015. Overall, the Shift plan envisions optimizing its research and development spending, resulting approximately in a EUR 200 million decrease over the plan period.

The Company expects that EUR 830 million of additional cash costs will be associated with the implementation of the Shift plan over 2014 and 2015. In 2012, the Company had total cash costs of EUR 340 million, of which EUR 75 million was associated with measures taken under the Performance Program and EUR 265 million was associated with past measures. For 2013, the Company anticipates total cash costs of EUR 700 million, of which EUR 490 million will be associated with measures taken under the Performance Program and EUR 210 million will be associated with past measures. In addition, for 2014 through 2015, the Company anticipates total cash costs of EUR 1.2 billion, of which EUR 310 million will be associated with measures taken under the Performance Program, EUR 60 million will be associated with past measures and EUR 830 million will be associated with the Shift plan.

2.1.6.        Self-funded plan and financial sustainability

To lay the long-term foundation for sustainable growth of its business the Company intends, upon implementation of the Shift plan, to strengthen its balance sheet from 2013 through 2015 as follows:

•                              At least EUR 2 billion of combined fixed cost savings and exceptional cash inflows. Under the Shift plan, the Company aims to realize EUR one billion of fixed cost savings by the end of 2015. From 2013 through 2015, the Company will seek to generate at least EUR one billion of exceptional cash inflows through the opportunistic monetization of assets and other divestitures or phase-outs. As of 31 March 2013, its gross cash and marketable securities on hand totaled EUR 5.2 billion (adjusted for EUR one billion of debt tenders completed in the second quarter of 2013). Over the plan period, the Company anticipates segment operating cash flow of more than EUR 2 billion, non-operating cash flow of negative EUR 2.8 billion, of which EUR 1.8 billion will be associated with its restructuring activities, and more than EUR one billion of exceptional cash inflows. As a result, the Company will aim to have gross cash on hand of more than EUR 5.4 billion by the end of 2015, and expect the Shift plan to be self-funded over the plan period.

•                              EUR 2 billion of debt reprofiling. The Company also plans to undertake EUR 2 billion of ordinary course debt management transactions under the Shift plan over the plan period, opportunistically taking advantage of favorable capital markets conditions, in order to extend the average maturity of its debt and reduce its overall financial costs.

•                              EUR 2 billion of debt reduction. Once substantial progress has been made implementing the Shift plan, the Company plans to seek a reduction of its debt by approximately EUR 2 billion, including through further asset disposals or through access to the equity markets, which the Company believes will help it develop a sound balance sheet and support its long-term strategic goals.

2.1.7.        Strengths of the Company

The following are the Company key strengths that it believes will allow it to achieve its goals under the Shift plan:

•                              Winning products. The Company believes that it is one of the few companies in the industry to offer both in-house IP, networking, transport and access expertise and optical networking and that its technological leadership and strong market position will allow it to successfully transform its business into an IP and ultra-broadband specialist and drive the growth of its core networking businesses going forward. The Company is a technological leader in profitable and growing markets across the networking and communications industry, including in the rapidly growing IP networking market with a number 2 position and 25% worldwide market share in 2012 in edge routing and a growing presence in the core router market. The Company is the second largest provider of terrestrial optical networking, with a 14% worldwide market share in 2012, and believe that it is well-positioned in WDM technology and in the transition to 100G+ technology. The Company also holds a leadership position in the fast growing LTE market, and has successfully deployed large-scale LTE networks in both the US and Asia. Its clients include three of the largest LTE customers in the world, Verizon, AT&T and Sprint Networks, and the Company is working with leading European and Chinese service providers, such as Orange and China Mobile, to accelerate the development of LTE technology.

•                              Strong customer relationships. The Company believes that its long-standing customer relationships have positioned it well to capitalize on the evolution of the telecommunications industry. The Company has developed deep long-standing relationships with leading telecommunications service providers across the world, including in key markets such as North America, China and Europe, and the Company sells substantially all of its products and services to such providers. Its key customers include Verizon, AT&T, Sprint, Orange, Deutsche Telekom, Vodafone, Telefonica, KPN, China Mobile, China Telecom, China Unicom and America Movil. Because the world’s largest telecommunications service providers, including its customers, account for the bulk of global networking and communications equipment and services spending, the Company believes that growth in the telecommunications industry, and particularly in its key IP and ultra-broadband markets, will continue to drive the growth of its business.

•                              Strong innovation capabilities. The Company believes that its innovative and sustainable research and development capabilities will allow it to remain technological and market leaders in its core networking businesses going forward. The Company believes it has leading innovation and research and development capacities, and its research achievements have kept the Company at the technological forefront of key telecommunications markets, including fixed broadband networks, wireless to optical communications, green technologies and cloud computing. Through research conducted by Bell Labs, the Company will aim to continue to lay the foundation for new and disruptive market opportunities, and representatives from its research and development community continue to play leading roles in defining industry standards and fostering key technologies. In 2012, and for the second year running, the Company was named one of Thomson Reuters Top 100 Global Innovators, and the Company was also ranked as Technology Supersector Leader for sustainable development by the Dow Jones Sustainability Index in 2012.

•                              Strong global patent portfolio. The Company believes that it has a strong global patent portfolio, one of the largest in the industry, and that its patent portfolio will continue to be a key competitive advantage within the telecommunications industry. The average life of its issued patents is approximately 9 years and approximately 16 years for patents pending approval. In 2012, the Company obtained more than 2,900 patents worldwide, resulting in a global portfolio of approximately 46,000 issued and pending patents, including 364 patents that the Company believes are essential to global industry standards. Its portfolio covers more than 70 diverse technologies across 40 different countries.

•                              Experienced management team. The Company’s management team has a proven track record in the telecommunications industry, including key positions at leading companies such as Vodafone, Orange, British Telecom, Genband, AT&T, Openwave and Level 3. Its management team is highly focused on achieving its goals under the Shift plan, and the Company believes that it has the experience and drive necessary to implement the Shift plan.

2.2.                  Volatility of quarterly results

The quarterly results of the Company may be volatile and may significantly vary because of numerous factors such as the delivery time of its products, the installation steps and the other contractual provisions between the Company and its clients. A significant part of its quarterly revenue is generally met towards the end of every quarter.

2.3.                  Other business details and highlights

This section of the Update sets out all press releases issued by the Company since the date of filing of the Reference Document that could have an impact on the description of the Company given in the Reference Document.

These press releases are included as Appendix 1 to this Update.

2.3.1.        Press release dated 14 March 2013

On 14 March 2013, the Company issued a press release regarding the compensation of the new Chief Executive Officer, Michel Combes.

2.3.2.        Press release dated 26 April 2013

On 26 April 2013, the Company issued a press release regarding its results of the first-quarter of 2013.

2.3.3.        Press release dated 30 April 2013

On 30 April 2013, the Company issued a press release regarding its cash tender offer to repurchase some of its bonds for a maximum total amount of EUR 750 million.

2.3.4.        Press release dated 7 May 2013

On 7 May 2013, the Company issued a press release regarding the results of the Annual Shareholders’ Meeting held on 7 May 2013 (the 2013 Annual Meeting).

2.3.5.        Press release dated 14 May 2013

On 14 May 2013, the Company issued a press release regarding the announcement by the Company and Alcatel-Lucent USA Inc. of an offer by Alcatel-Lucent USA Inc. to repurchase the Lucent 2.875% Series B convertible senior bonds maturing in 2025 (the Lucent 2.875% Series B).

2.3.6.        Press release dated 16 May 2013

On 16 May 2013, the Company issued a press release regarding the results of its tender offer to repurchase some of its bonds, launched on 30 April 2013.

2.3.7.        Press release dated 29 May 2013

On 29 May 2013, the Company issued a press release regarding the results of the extraordinary shareholders’ Meeting held on 29 May 2013.

2.3.8.        Press release dated 13 June 2013

On 13 June 2013, the Company issued a press release regarding the announcement of the provisional results of the offer by Alcatel-Lucent USA Inc. to repurchase the Lucent 2.875% Series B.

2.3.9.        Press release dated 17 June 2013

On 17 June 2013, the Company issued a press release regarding the announcement of the definitive results of the offer by Alcatel-Lucent USA Inc. to repurchase the Lucent 2.875% Series B.

2.3.10.           Press release dated 19 June 2013

On 19 June 2013, the Company issued a press release regarding the announcement of its new strategic plan.

2.4.                  Information on litigations

A description of the significant litigations or the significant events relating to litigations which have occurred since the date of filing of the Reference Document is set out in Note 21 to the 2013 Interim Statements set out as Appendix 2 to this Update.

With the exception of the investigations by government authorities and the litigation described in the Reference Document and this Update, and the analysis of their potential impacts which are also set out in this Update, the Company is not aware of any judicial,  governmental or arbitral proceedings (even suspended or of which the Company would be threatened) relating to the Company or a Group company which may have, or would have had over the last twelve months significant impacts on the financial situation or the profitability of the Company or the whole Group

2.5.                  Financial rating of the Company

The Company has been rated by Moody’s and Standard & Poor’s (see section 6.6 of the Reference Document).

On 21 June 2013, Standard & Poor’s lowered the ratings of the Company and its subsidiary Alcatel-Lucent USA Inc from B to B- with a stable outlook. Standard & Poor’s affirmed the B short-term ranking of the Company, and lowered the rating on the Senior Secured Credit Facilities issued by Alcatel-Lucent USA Inc from BB- to B+, as well as the rating of the Group long-term unsecured debt from CCC+ to CCC.

3.                            FINANCIAL INFORMATION

3.1.                  Key figures of Alcatel-Lucent Group

The key figures of the Group for the first quarter of 2013 are set out in the unaudited interim condensed consolidated financial statements for the first quarter of 2013 (the 2013 Interim Statements) which are attached as Appendix 2 to this Update.

3.2.                  Financial information

3.2.1.        Results of the first-quarter 2013

On 26 April 2013, the Company issued a press release regarding its results for the first-quarter of 2013 (see section 2.3.2 of this Update). The 2013 Interim Statements are included as Appendix 2 to this Update.

3.2.2.        Offer by the Company to redeem bonds

On 30 April 2013, the Company made a tender offer for some categories of its outstanding bond debt, for a maximum total amount of EUR 750 million (the Tender Offer) (see section 2.3.3 of this Update). On 16 May 2013, the Company issued a press release announcing that it had decided to accept to repurchase an aggregate nominal amount of EUR 441 million of bonds in the context of the Tender Offer, which closed on 15 May 2013 (see section 2.3.6 of this Update).

3.2.3.        Offer by Alcatel-Lucent USA Inc. to buy-back convertible bonds

On 14 May 2013, Alcatel-Lucent USA Inc., a wholly-owned subsidiary of the Company, launched a repurchase offer for the Lucent 2.875% Series B, for a maximum total amount of US$ 765 million (see section 2.3.5 of this Update). On 13 June 2013, the Company issued a press release announcing that, according to the provisory results, the Lucent 2.875% Series B would reportedly be repurchased in the context of the offer which closed on 12 June 2013 for a total amount of US$ 764 million (see section 2.3.8 of this Update). On 17 June 2013, the Company issued a press release regarding the definitive results of the buy-back offer of the Lucent 2.875% Series B the settlement of which occurred on 17 June 2013 for a total amount of US$ 764 million (see section 2.3.9 of this Update).

3.3.                  Trend information

The telecommunications industry continues to experience fast changes driven by the massive adoption of new mobile devices and of new applications and services. The growth of data traffic has put significant pressure on telecommunications providers to improve their networks in terms of coverage, capacity and quality. To meet these demands, network operators continue their transition to all-IP architectures, with an emphasis on fast access to their networks through FTTx and LTE and new digital services delivery. Networks interconnect with cloud services, hosting enterprise applications and consumer applications, where webscale companies and large enterprises have driven the development of huge data centers, with seamless IP interconnection and digital services delivery at scale.

IP routing is at the heart of the industry transformation, impacting fixed and mobile broadband as well as cloud services.

In this perspective, the Company expects growth in the market for IP routing, transport (optics) and associated software platforms, as well as for ultra-broadband (FTTx, LTE), in a growth rate of more than 15% per year in such markets for the period from 2013 to 2015.

3.4.                  Information on outlooks

The Company’s outlooks and objectives resulting from the Shift plan are described in section 2.1 of this Update. They replace the indications relating to the outlooks given by the Company in section 6.8 of the Reference Document.

3.5.                 Statement of indebtedness (debts and convertible debts) of the Group as at 31 March 2013

For information purposes, the tables below and the associated Notes set out the balance and maturity of the indebtedness (debts and convertible debts) of the Group as at 31 March 2013 as well as the event modifying the information provided as at 31 March 2013.

(in millions of euros)	31 March 2013	Early repurchases impacts in May/June 2013 and exercise of the put option on the Lucent 2.875% Series B	Total after repurchase
Marketable securities — short term, net	2,500	—	2,500
Cash and cash equivalents	3,749	(1,050)	2,699
Cash, cash equivalents and marketable securities	6,249	(1,050)	5,199
(Convertible bonds and other bonds — long-term portion)	(5,704)	429	(5,275)
(Other long-term debt)	(211)	—	(211)
(Current portion of short-term debt)	(779)	592	(187)
(Financial debt, gross)	(6,694)	1,021	(5,673)
Derivative interest rate instruments — other current and non-current assets	31	(21)	10
Derivative interest rate instruments — other current and non-current liabilities	(54)	—	(54)
Loan to joint venturer — financial asset (loan to co-venturer)	20	—	20
Cash (financial debt), net before FX derivatives	(448)	(50)	(498)
Derivative FX instruments on financial debt — other current and non-current assets (1)	92	—	92
Derivative FX instruments on financial debt — other current and non-current liabilities (1)	(2)	—	(2)
Cash (financial debt), net — excluding discontinued operations	(358)	(50)	(408)
Cash (financial debt), net — assets held for sale
Cash (financial debt), net — including discontinued operations	(358)	(50)	(408)

3.5.1.        Analysis by maturity of the Group’s financial debt and type of rate

(in millions of euros)	31 March 2013	Early repurchases impacts in May/June 2013 and exercise of the put option on the Lucent 2.875% Series B	Total after repurchase	31 December 2012	31 March 2012
Current portion of long-term debt(1)	609	(592)	17	570	—
Short-term debt(2)	170	—	170	281	325
Gross financial debt due within one year	779	(592)	187	851	325
Of which: within 3 months	720	(592)	128	228	156
from 3 to 6 months	30	—	30	602	75
from 6 to 9 months	15	—	15	10	47
from 9 to 12 months	14	—	14	11	47
From 1 April 2013 to 31 December 2013	—	—	—	—	401
2014	—	—	—	604	568
From 1 April 2014 to 31 December 2014	625	(186)	439	—	—
2015	1,046	(170)	876	1,049	935
2016	882	(73)	809	495	491
2017	696	—	696	593	570
2018 and beyond	2,666	—	2,666	1,213	1,207
Gross financial debt due after one year (3)	5,915	(429)	5,486	3,954	4,172
Total	6,694	(1,021)	5,673	4,805	4,497

(1) Amount as at 31 March 2013 and 31 December 2012 relating to the Convertible bond Lucent 2.875% Series

(2) The amounts as at 31 March 2013 and 31 December 2012 are set out to reflect the impact of the retroactive application of the revised IAS 19 “Staff advantages” and of the IFRS 11 “Partnerships”.

(3) The convertible securities may be redeemed earlier at the option of the Company or the holders (see Note 25 to the audited consolidated financial statements for the financial year 2012). In case of optional redemption periods/dates occurring before the contractual maturity of the bonds, the likelihood of redemption at this periods/dates could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of future payment, due to reliable new estimates, it shall adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

Commitments in connection with post-retirement benefit plans and retirement benefits are taken into account in the corresponding provisions and are not reflected in the above table. However, we shall note that according to preliminary estimates of the Group’s US retirements plans, the rules that define the contributions to be made suggest that there will be no additional contributions as to financing until 2016 at the earliest.

The following events have changed the information relating to debt maturity since 31 March 2013.

On 30 April 2013, the Group has made a tender offer valid until 15 May 2013 for the purchase of certain of its outstanding notes and bonds, up to a maximum aggregate amount of EUR 750 million.

On 21 May 2013, the following bonds and notes were, as such, partially bought back and cancelled:

–                              Notes 2014 issued by the Company:

–                           Nominal value repurchased: EUR 172 million

–                           Cash amount paid by the Company, excluding accrued interest: EUR 180 million

The Notes 2014 issued by the Company were the subject of additional repurchases in the course of June 2013 for a nominal amount of EUR 6 million and a cash amount paid by the Company, excluding accrued interests, of EUR 6 million.

–                              OCEANE 2015 issued by the Company:

–                           Nominal value repurchased: EUR 193 million

–                           Cash amount paid by the Company: EUR 199 million

The consideration paid in connection with an early redemption of a convertible bond is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in equity.

–                              Senior Notes 2016 issued by the Company:

–                           Nominal value repurchased: EUR 75 million

–                           Cash amount paid by the Company, excluding accrued interest: EUR 80 million

A loss of EUR (34) million related to these repurchases was recorded in “other financial income (loss)” in the second quarter of 2013.

–                              Convertible bond Lucent 2.875% Series B: US$ 765 million

At the holder’s option, the Lucent 2.875% Series B convertible bonds were redeemable at 100% of the principal amount plus any accrued and unpaid interest as at the first optional date of early repayment, i.e. as at 15 June 2013.

The outstanding nominal value of the Lucent 2.875% Series B convertible bonds was equal to US$ 765 million as at 15 June 2013. At that date, the bonds were redeemed for US$ 764 million in cash, plus accrued interest corresponding to a nominal value of US$ 764 million.

Because of the change in the accounting treatment applied in the second quarter of 2012, the carrying amount of the Lucent 2.875% Series B convertible bonds was equal to the nominal value of the bonds as at 15 June 2013.

Allocation of the debt by nature of rate

The proportion of the gross fixed rate debt after covering is approximately of 93% at 31 March 2013, compared to 90% at 31 December 2012. It amounts to 95% after having taken into account the impacts of the repurchase of debt which occurred in May and June 2013.

3.5.2.        Remaining amounts to be reimbursed (bonds and convertible bonds) at 31 March 2013 and impact of the repurchases completed in the course of May and June 2013

(in millions of euros) Remaining amounts to be reimbursed	31 March 2013	Impact of early repurchases in May/June 2013 and exercise of the put option on the Lucent 2.875% Series B	Total after repurchases
Issued by Alcatel-Lucent USA Inc.:
- Senior Secured Facility 7.50% - EUR 299 m (4) due January 2019	299	—	299
- Senior Secured Facility 7.25% - US$ 1,746 m (4) due January 2019	1,363	—	1,363
- Asset Sale Facility 6.25% - US$ 500 m (4) due August 2016	391	—	391
Issued by Alcatel-Lucent:
- OCEANE 2015 (4) — EUR 1,000 m	1,000	(193)	807
- 6.375% - EUR 462 m (4) due April 2014 (1)	462	(178)	284
- Senior Notes 8.50% - EUR 500 m (4) due January 2016	500	(75)	425
Issued by Lucent:
- 7.75%- US$ 931 m (4) due March 2017 (2)	754	—	754
- 2.875% - US$ 95 m (4) Series A due June 2023 (2) (3)	76	—	76
- 2.875% - US$ 765 m (4) Series B due June 2025 (2) (3)	625	(624)	1
- 6.50% - US$ 300 m (4) due January 2028	211	—	211
- 6.45% - US$ 1,360 m (4) due March 2029	956	—	956
Sub-total	6,637	(1,070)	5,567
Equity component and issuing fees of OCEANE 2015 issued by Alcatel-Lucent	(87)	23	(64)
Equity component of Lucent 2.875 % Series A convertible bonds	(23)	—	(23)
Equity component of Lucent 2.875 % Series B convertible bonds	(5)	5	—
Equity component of other convertible bonds issued by Lucent	(62)	—	(62)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate(5)	(146)	26	(120)
Carrying amount of bonds and credit facilities	6,314	(1,016)	5,298

(1)         Benefits from a full and unconditional subordinated guaranty from Alcatel-Lucent USA Inc.

(2)         See Note 14 of the unaudited Interim Consolidated Condensed Financials statements for the three months ended 31 March 2013 for details on redemption options.

(3)         Benefits from a full and unconditional subordinated guaranty from Alcatel-Lucent.

(4)         Face amounts outstanding as at 31 March 2013.

(5)         Including EUR (27) million as at 31 March 2013 relating to the bond 2.875% - US$ 765 m Series B June 2025 and EUR 0 million after exercise of the put option.

3.5.3.        Compound financial instruments (convertible bonds) at 31 March 2013 and impact of the repurchases completed in the course of May and June 2013

	OCEANE 2015	Impact of early repurchases in May/June	Total after
(in millions of euros)	31 March 2013	2013	repurchases
Statement of financial position
Equity component	87	(23)	64
Equity	87	(23)	64
- Convertible bonds - due after one year — nominal value	1,000	(193)	807
- Equity component	(87)	23	(64)
- Fair value of interest rate instruments	—	—	—
- Convertible bonds - due within one year and interest paid and payable	12	(2)	10
Financial debt	925	(172)	753
- Income statement
- Finance costs relating to gross debt	(24)	4	(20)

	7.75 % Lucent	Lucent 2.875 % Series A	Lucent 2.875 % Series B	Impact of	Total Lucent 2.875%
	31 March	31 March	31 March	Put June	Series B
(in millions of euros)	2013	2013	2013	2013	after Put
Statement of financial position
Equity component	62	23	5	(5)	—
Equity	62	23	5	(5)	—
Convertible bonds - due after one year — nominal value	740	76	—	1	1
Equity component - long term	(62)	(23)	—	—	—
Convertible bonds - due within one year and interest paid and payable	3	1	603 (1)	(603)	—
Convertible bonds - due within one year - nominal value	—	—	(5)	5	—
Financial debt	681	54	598	(597)	1
Income statement
Finance costs relating to gross debt	(16)	(1)	(10)	10	—

(1)         Includes EUR 5 million of accrued interest on Lucent 2.875% Series B as of 31 March 2013.

3.5.4.        Compound financial instruments and equity issued by Lucent before the business combination

(i)                           Lucent 2.875% Series A and B Convertible Bonds

The table below summarises the specific terms and conditions of these bonds.

	Series A	Series B
Amount outstanding as at 31 March 2013	US$94,969,668	US$765,000,000
Conversion ratio	59.7015	65.1465
Conversion price	US$16.75	US$15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	20 June 2008 through 19 June 2010	20 June 2009 through 19 June 2013
Optional redemption periods	After 19 June 2010	After 19 June 2013
Redemption dates at the option of the holder	15 June 2010, 2015 and 2020	15 June 2013 and 2019
Maturity dates	15 June 2023	15 June 2025

During the year 2012, Alcatel-Lucent repurchased and cancelled Lucent 2.875% Series B convertible bonds for a nominal value of US$ 115.5 million.

As explained in Note 2h to the 2013 Interim Statements set out as Appendix 2 to this Update, the Company re-assessed at the end of the second quarter of 2012 the reliability of the future estimated cash flows related to Lucent 2.875 % Series B convertible bond, and, based upon the remaining period until the next optional redemption date (i.e. 15 June 2013), the current and recent share price and other market data, the Company considered as a reliable estimate that bond holders will ask for redemption during the optional redemption period. It was therefore decided to change the estimated future cash flows associated to this convertible bond and to amend the accounting presentation in accordance with IAS 39 requirements. This change in estimate represented an “other financial loss” of US$ (229) million (EUR (178.1) million, see Note 8 to the 2013 Interim Statements set out as Appendix 2 to this Update) at end of 31 December 2012 and a corresponding increase in the carrying value of this financial debt compared to 31 December 2011.

Some of the Series B bonds were repurchased in advance during the second quarter of 2013 through open market purchases (see above).

The outstanding nominal value of the Lucent 2.875% Series B convertible bonds was US$ 765 million just before 15 June 2013. By this date, a nominal value of US$ 764 million of Series B bonds had been presented for early reimbursement. The US$ 764 million plus accrued interest was paid in cash to the bondholders.

At 30 June 2013 and for the remaining US$ 1 million of bonds outstanding, the Company did not consider it possible to estimate reliably the future cash flows and the expected life of the remaining bonds. This is because the next optional redemption date of 15 June 2019 is too far in the future and too many uncertainties exist concerning the Company’s share price and other market data to envisage the redemption of these bonds as of 15 June 2019. Thus, and as prescribed by IAS 39, we applied the initial accounting treatment and adjusted the carrying amount of the outstanding Series B convertible bonds, using the contractual cash flows up to the contractual maturity date of the bonds, that is 15 June 2025.

(ii)                        7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

Lucent may redeem the bonds, in whole or in part, for cash at premiums ranging from 103.88% beginning on 20 March 2007, to 100% on 20 March 2012 and thereafter. To the extent Lucent redeems the bonds, the Trust is required to redeem a corresponding amount of trust preferred securities. Lucent has irrevocably and unconditionally guaranteed, on a subordinated basis, the payments due on the Trust preferred securities to the extent that Lucent makes payments on the bonds to the Trust.

During fiscal year 2002, Lucent Technologies Capital Trust I (the Trust) issued 7.75% cumulative convertible trust preferred securities for an aggregate amount of US1.75 billion. The Trust used the proceeds to purchase Lucent Technologies Inc. 7.75% convertible subordinated bonds due 15 March 2017, which represent all of the Trust’s assets. The terms of the trust preferred securities are substantially the same as the terms of the bonds. Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) owns all of the common securities of the Trust and as a result consolidates the Trust.

Conversion ratio	40.3306
Conversion price	US$24.80
Redemption period at Alcatel-Lucent USA Inc.’s option	After 19 March 2007
Maturity date	15 March 2017

4.                            RISK FACTORS

This section of the Update sets out an update of the risk factors of the Company described in the Reference Document.

4.1.                  Main clients

The Company’s ten largest customers accounted for 52% of the Group’s revenues in the first quarter of 2013 (among which Verizon, Sprint and AT&T represented 13%, 11% and 11% of the Group’s revenues, respectively), and most of the Company’s revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending by these service providers could significantly reduce the Company’s revenues, profitability and cash flow.

The Company’s ten largest customers accounted for 52% of the Group’s revenues in the first quarter of 2013 (among which Verizon, Sprint and AT&T represented 13%, 11% and 11% of the Group’s revenues, respectively). As service providers increase in size, it is possible that an even greater portion of the Group’s revenues will be attributable to a smaller number of large service providers going forward. The Company’s existing customers are typically not obliged to purchase a fixed amount of products or services over any period of time from the Group and may have the right to reduce, delay or even cancel previous orders. The Company, therefore, has difficulty projecting future revenues from existing customers with certainty. Although historically the Group’s customers have not made sudden supplier changes, the Company’s customers could vary their purchases from period to period, even significantly. Combined with the Group’s reliance on a small number of large customers, this could have an adverse effect on the Company’s revenues, profitability and cash flow. In addition, the Group’s concentration of business in the telecommunications service provider industry makes the Company extremely vulnerable to a downturn or delays in spending in that industry.

4.2.                  Goodwill and intangible assets

The announcement made on 19 June 2013 concerning the Group’s new strategy notably includes the implementation of the “Shift Plan”, which will lead to additional costs. Such additional costs could have a negative impact on the carrying value of our goodwill, principally in the Wireless Product Division.

Although all of the goodwill and a significant proportion of the intangible assets of this division were impaired at the time of the annual goodwill impairment test carried out during the fourth quarter of 2012, with the implementation of the new organization as from 1 January 2013, and, more particularly, with the inclusion in the new Product Divisions of the Maintenance activity that formerly was a separate Product Division, we have allocated a significant amount of goodwill to the new Wireless Product Division. In the next impairment tests we will be performing, such goodwill may have to be impaired pursuant to the impact of a change in assumptions relating to future restructuring costs.

The goodwill relating to the new Wireless Product Division amounted to EUR 586 million as of 31 March 2013. At this stage, we are not able to determine the amount of any additional goodwill impairment that may need to be accounted for in the financial statements of the second quarter of 2013. In accordance with IAS 36 “Impairment of Assets”, when preparing the 30 June 2013 financial statements, we will perform additional specific impairment tests in respect of those Product Divisions that may be affected by the 19 June 2013 announcement.

4.3.                  Our Shift plan may not yield intended results, and the Company may not be able to transform ourselves successfully into a cash generative business.

The Shift plan intends to transform the company into an IP networking and ultra-broadband specialist with a growing and cash generative business and a sound balance sheet by the end of 2015. The Shift plan contemplates, among other things, total cost savings of EUR one billion from 2013 through 2015 and exceptional cash in-flows of EUR one billion from 2013 through 2015 (through asset dispositions and other measures), as well as plans to reduce the Group’s debt. While the Company believes that successful implementation of the Shift plan is critical to its business and its ability to transform into a cash generative business with a sound balance sheet, its ability to achieve the goals set out in the Shift plan (as set out in section 2 of this Update) depends on a number of factors, many of which are beyond its control. These goals are also based on assumptions with respect to future business environment and/or decisions that are subject to change.

Factors that may prevent a successful implementation of the Shift plan and achievement of the goals underlying the Shift plan include the following:

-                                            the expectations with respect to the cash needs, market growth, customer demand and other trends in the industry in which the Group operates, as well as the Group’s ability to benefit from these trends, may prove to be inaccurate, and changes in the global economy may impact the Company’s ability to implement the Shift plan;

-                                            in a highly competitive market, the Company’s ability to successfully develop new and improve existing products, market its products to new or existing customers, enter new markets and otherwise grow its businesses as contemplated may fall short of targets, and it may not be able to successfully or completely transform the company into an IP networking and ultra-broadband specialist within the timeframe contemplated by the Shift plan;

-                                            the Company’s projected cost savings and ability to achieve the efficiencies contemplated by the Shift plan may fall short of its targets or otherwise not occur;

-                                            the costs to effect the initiatives contemplated by the Shift plan may exceed the Company’s estimates, and it may be not be able to realize the cash inflows it targets under the Shift plan, including if disposals expected in connection with the Shift plan do not yield the level of net proceeds expected or if the Company cannot access the debt or equity capital markets, which are often volatile, or otherwise restructure or extend the maturities of its debt, on terms that are attractive or at all (See section 3.1 of the Reference Document “Our business requires a significant amount of cash, and we may require additional sources of funds if our sources of liquidity are unavailable or insufficient to fund our operations.”);

-                                            the Company’s costs savings initiatives, including in research and development, may negatively affect its ability to develop or improve products and compete effectively in certain markets, and there is no guarantee that the Company will continue to be able to successfully innovate or remain technologically competitive within the key markets contemplated by the Shift plan;

-                                            the Company may not be able to successfully monetize its patent portfolio, as a result of changing technologies or otherwise;

-                                            the Company may not realize the benefits of the Shift plan consistently between the date of this Update and the end of 2015, and it may not realize such benefits until after 2015 or at all;

-                                            many of the initiatives that the Company is contemplating may require it to inform and consult with employees and labor representatives, and such processes may influence the timing, costs, extent of expected savings and even the feasibility of certain of the initiatives contemplated by the Shift plan; and

-                                            some skilled employees may leave the Group in connection with the initiatives contemplated by the Shift plan, and loss of their expertise may limit the Company’s ability to achieve the goals contemplated by the Shift plan.

While the Company intends to implement the Shift plan, there can be no assurance that it will be able to do so successfully or that it will realize the projected benefits of these and other cost saving initiatives. In addition, there can be no assurance that the Shift plan will not change in the future if the management team determines to make such changes. Any changes in the Shift plan may decrease the Company’s ability to realize the projected benefits or cost savings of the Shift plan on the time line contemplated by the Shift plan and set forth in this Update.

If the Group is unable to realize the projected benefits or cost savings contemplated by the Shift Plan, it may negatively impact the Group’s reputation or have a material adverse effect on its business, financial condition, results of operations and cash flows. Moreover, the continued efforts to implement the Shift plan and the cost saving initiatives may divert management attention from the rest of the business and adversely affect the Group’s business.

4.4.                  Senior Secured Credit Facilities

In January 2013, Alcatel-Lucent USA Inc. as borrower and certain of the Group entities, including the Company, as guarantors, issued Senior Secured Credit Facilities for an aggregate amount of approximately EUR 2 billion. The Senior Secured Credit Facilities are notably secured by security over a material portion of the Group’s assets, so that in case of default under the Senior Secured Credit Facilities and enforcement of the various related security interests, the Group may be deprived of a material portion of its assets, which may have a material adverse effect on its business, financial results and its ability to achieve its objectives.

The Senior Secured Credit Facilities entered into on 30 January 2013 by the main Group entities, including Alcatel-Lucent USA Inc. as borrower and the Company as guarantor, comprise:

–                              an asset sale facility with a total nominal value of US$ 500 million;

–                              a US$ term credit facility with a total nominal value of US$ 1,750 million; and

–                              a US$ term credit facility with a total nominal value of EUR 300 millions.

The Senior Secured Credit Facilities were syndicated, Goldman Sachs Bank USA acting as syndication agent and Credit Suisse AG acting as administrative agent.

The Senior Credit Facilities are secured by a first ranking security over (i) the shares held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries, (ii) almost all the patents and the other intellectual property rights of

Alcatel-Lucent USA inc., the Company and the other guarantors, (iii) most of the intra-group loans made by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors and (iv) most of the tangible and intangible assets of Alcatel-Lucent USA Inc. and the other American guarantors. The Senior Secured Credit Facilities provide for usual representations and warranties for loans of this nature and amount, as well as usual covenants.

In case of an event of default under the Senior Secured Credit Facilities, and enforcement of the various security interests granted thereunder, the Group may be deprived of a material portion of its assets, which could significantly impact the value of the Company and jeopardize its business continuation.

5.                            CORPORATE GOVERNANCE

5.1.                  Composition of the Board of Directors

The 2013 Annual Meeting of the Company approved all the resolutions submitted to it, including: (i) the appointment of Mr. Michel Combes (Chief Executive Officer) as Director; (ii) the ratification of the cooptation, completed on 5 December 2012, of Mrs Kim Crawford Goodman as Director; (iii) the appointment of Mr. Gilles Le Dissez as Observer; and (iv) the renewal of the mandates of Mr. Philippe Camus (Chairman), Mr. Jean Monty (Vice-Chairman) and Mrs Carla Cico as Directors.

In the context of the renewal of the mandate of the Chairman of the Board of Directors as Director at the 2013 Annual Meeting, the Board of Directors decided, during its meeting held on 7 May 2013, to maintain the current mode of governance of the Company, which is based on the dissociation of the functions of Chairman of the Board of Directors and of Chief Executive Officer, so that an individual, other than the Chairman, be in charge of managing the Company as its Chief Executive Officer.

The Board of Directors appointed Mr. Philippe Camus as Chairman of the Board of Directors for the duration of his mandate as Director, i.e. for a 3-year period of time expiring as the end of the Shareholders’ Meeting to be held in 2016 to approve the accounts of the financial year ending on 31 December 2015.

In its meeting held on 21 February 2013, the Board of Directors had appointed Mr. Combes as Chief Executive Officer of the Company, from 1 April 2013, for a period of time expiring at the end of the Shareholders’ Meeting to be held in 2016 to approve the accounts of the financial year ending on 31 December 2015.

In this meeting, the Board of Directors had also appointed Mr. Jean Monty as Vice-Chairman of the Board of Directors for the rest of his mandate as Director, i.e. until the 2013 Annual Meeting, as well as for the duration of his new mandate as Director, i.e. until the end of the Shareholders’ Meeting to be held in 2016 to approve the accounts of the financial year ending on 31 December 2015.

5.2.                  Information on the director and the observer appointed during the 2013 Annual Meeting

5.2.1.        Michel Combes

Michel COMBES

Chief Executive Officer

Director not independent

Born on March 29, 1962, French citizen

First appointment: 2013 — Term of the mandate: 2016

Current Directorships and professional positions:

•                               In France: Chief Executive Officer and Director of the Company*, Chairman of the Supervisory Board of Assystem SA*.

•                               Abroad: Director of MTS*.

Directorships over the last 5 years:

•                               In France: Director of Atos*, Carlson WagonLit France, Europacorp*, Member of the Supervisory Board of Altamir*, Chairman and Chief Executive Officer of Télédiffusion de France (TDF)*.

•                               Chairman of the Board of Directors and Director of Atari*.

•                               Abroad: Director of Vodaphone*PLC, of Wheater (Orascom Wind), of Liberty TV, Member of the Board of Directors ISS A/S(1) and ISS World Services A/S(1).

Career :

•                               Mr. Michel Combes has more than 20 years of experience in the telecommunications industry on a worldwide basis. He graduated from the École Polytechnique and the École Nationale Supérieure des Télécommunications. He began his career at France Telecom in 1986 in the External Networks Division, and then moved to the Industrial and International Affairs Division. After being technical advisor to the French Minister of Transportation from 1991 to 1995, he served as Chairman and Chief Executive Officer of GlobeCast from 1995 to 1999. He was Executive Vice President of Nouvelles Frontières Group from December 1999 until the end of 2001 when he moved to the position of Chief Executive Officer of Assystem, a company specializing in industrial engineering until the end of 2002. He returned to France Telecom Group in January 2003 as Chief Financial Officer and Senior Executive Vice President. Until January 2006, he was Senior Executive Vice President, in charge of NExT Financial Balance & Value Creation and a member of the France Telecom Group Strategic Committee. From 2006 to 2008, he was Chairman and Chief Executive Officer of TDF Group and then became Chief Executive Officer, Europe Region, of Vodafone PLC and Board member.

•                               Expertise: 26 years in telecommunications.

Business Address:

Alcatel-Lucent — 3, avenue Octave Gréard — 75007 Paris — France

*                                         Listed company

(1)                                 Term of office expired on April 2013

The press release dated 14 March 2013 relating to the compensation of the new Chief Executive Officer, Michel Combes, is set out as Appendix 1 to this Update

5.2.2.        Gilles Le Dissez

Gilles LE DISSEZ

Observer

Born on May 8, 1958, French citizen

First appointment: 2013 — Term of the mandate: 2016

Alcatel-Lucent shareholding: 15 ordinary shares and 7,470 units in FCP 2AL

Current Directorships and professional positions:

•                               In France: Engineer with Alcatel-Lucent France, Board observer of the Board of Directors of the Company*, Chairman of the Supervisory Board of Actionnariat Alcatel-Lucent mutual fund (FCP 2AL)(1).

Career:

•                               Gilles Le Dissez graduated from the Institut Universitaire de Technologie en Génie Electrique in electrical engineering (1978). He joined the R&D center Alcatel-Lucent France at Lannion as software developer from 1980 to 1994. He worked on the call-processing software for China, specializing on the E10 and OCB283 products. He then worked on various products of the Company and was a correspondent for Technical Center (CTE RSA) abroad. Since 2008, he is engineer gestion de configuration for Wireless WCDMA activity and participates to the ongoing integration of NodeB. In parallel, he is staff representative.

•                               Expertise: 33 years in telecommunications.

Business Address:

Alcatel-Lucent France — 4, rue Louis de Broglie — 22304 Lannion — France

*                                         Listed company

(1)                                 Appointment effective as of 7 March 2013

5.3.                  Change in the length of the “Blackout Periods”

The transactions relating to the Company shares made by Directors must be completed outside the blackout periods, as defined by the rules of conduct concerning the prevention of insider trading. These rules apply to the managers and to the persons assimilated to the managers of the Company, as well as to any person having access, on a regular or an occasional basis, to inside information.

As from the second semester 2013, the Management of the Company has intended to reduce the duration of the blackout periods from 45 days to 30 days. These periods shall start 30 calendar days prior to the publication of the annual, bi-annual and quarterly accounts, and shall end at the beginning of the 2nd business day following the publication, it being specified that transactions relating to the Company shares may, by way of exception, be completed during the blackout periods subject to the prior written approval of the General Counsel of the Company.

5.4.                  Long term remuneration plan

With the exception of the elements below, the Company has not, since the date of filing of the Reference Document, (i) allocated performance shares or stock options, (ii) modified the existing plans or (iii) issued the Company shares upon exercise of rights attached to the performance shares or upon exercise of stock options.

The outcome of the performance reviews of the performance shares and stock options plans the anniversary date of which was after the date of filing of the Reference Document were made available on the Company’s website on 20 March 2013 (www.alcatel-lucent.com, item Actionnaires et Investisseurs, Assemblée Générale).

5.4.1.        Performance shares

On 18 March 2013, the Company issued 2,867,407 shares as a result of the exercise of rights attached to performance shares allocated on 18 March 2009, 17 March 2010 and 16 March 2011.

5.4.2.        Stock options

As mentioned in Note 7 to the 2013 Interim Statements set out as Appendix 2 to this Update, 5,499 stock-options were exercised during the first quarter of 2013.

6.                            INFORMATION ON THE SHARE CAPITAL AND THE FINANCIAL AUTHORIZATIONS

6.1.                  Share buy-back program of the Company

The 2013 Annual Meeting renewed, for a 18-month period of time, the following delegations to the Board of Directors: (i) the authorization required to purchase and sell, on behalf of the Company, the Company shares on the stock market, within the limit of 10% of the total number of shares in the Company and (ii) the authorization to cancel all or part of the Company shares acquired by the Company in the context of a share buy-back program, it being specified that the capital reductions completed in accordance with this authorization cannot exceed, over a 24-month period of time, 10% of the share capital of the Company.

The objectives of the share buy-back program are set out in the description prepared in accordance with articles 241-1 et seq. of the General Regulations of the AMF and inserted in the 2012 Reference Document of the Company in section 9.7.

6.2.                  Capital increase related to the exercise of securities giving access to the capital

On 18 March 2013, the Chief Executive Officer, duly authorized under a delegation of powers by the Board of directors, acknowledged the issuance of 2,867,407 new shares further to the exercise of rights attached to securities giving access to the share capital, with the effect of raising the Company’s share capital to EUR 4,658,862,466 divided into 2,329,431,233 shares.

6.3.                  Capital reduction

The Extraordinary Shareholders’ Meeting held on 29 May 2013, upon second convening notice, approved the capital reduction of the Company, non-motivated by losses, by way of reduction of the nominal value of the shares from EUR 2 to EUR 0.05.

As a result of this transaction, the share capital is reduced from EUR 4,658,862,466 to EUR 116,471,561.65, divided into 2,329,431,233 shares.

CONCORDANCE TABLE

				Reference Document		Update
				N° Section	Name of section	N° Section	Name of section

1	Persons responsible					1	Person responsible

	1.1	Name and function of the persons responsible		14.1	Person responsible for the “Document de reference”	1.1	Person responsible for the Update of the Reference Document

	1.2	Declaration of the persons responsible		14.2	Statement of the person responsible for the “Document de reference”	1.2	Certificate by the person responsible for the Update of the Reference Document

2	Statutory auditors

	2.1	Name and address of the statutory auditors		11.1	Mandate of the statutory auditors	n.a.

	2.2	Resignation of the statutory auditors		n.a.		n.a.

3	Selected financial information

	3.1	Historical financial information		1	Selected financial data	Appendix 2	2013 Interim Statements

	3.2	Financial information for interim periods		n.a.		3	Financial information
						Appendix 2	2013 Interim Statements

4	Risk Factors			3	Risk factors	4	Risk factors

				12.1	Note 30: Consolidated financial statements

5	Information about the issuer

	5.1	History and development of the issuer		4.2	History and development	n.a.

		5.1.1	The legal and commercial name of the issuer	9.1	Legal information	n.a.

		5.1.2	The place of registration of the issuer and its registration number	9.1	Legal information	n.a.

		5.1.3	The date of incorporation and the length of life of the issue	9.1	Legal information	n.a.

				Reference Document		Update
				N° Section	Name of section	N° Section	Name of section

		5.1.4	The domicile and legal form of the issuer, the legislation under which the issuer operates, its country of incorporation and the address and telephone, number of its registered office	9.1	Legal information	n.a.

		5.1.5	The important events in the development of the issuer’s business	4.2	History and development of the Group

	5.2	Investments		4.2	History and development of the Group	Appendix 2	2013 Interim Statements

		5.2.1	Principal realized investments	4.2	History and development of the Group	Appendix 2	2013 Interim Statements

		5.2.2	Principal investments in progress	4.2	History and development of the Group	Appendix 2	2013 Interim Statements

		5.2.3	Principal future investments	n.a.		n.a.

6	Business overview					2	Business

	6.1	Principal activities		2	Activity overview	2.1	New strategic plan

				5.1	Business organization	2.2	Other business details and highlights

				5.2	Networks Segment

				5.3	Software, solutions and services (S3) Segment

				5.4	Enterprise Segment

		6.1.1	Nature of the issuers operations and of its principal activities	5	Description of the Group’s activities	2	Business

		6.1.2	New products	5	Description of the Group’s activities	n.a.

	6.2	Principal markets		12.1	Note 5: Consolidated financial statements	n.a.

	6.3	Exceptional events		4.5	Material contracts	2	Business

	6.4	Extent to which the issuer is dependent, on patents or licenses or contracts		3.1	Risks relating to the business	2.4	Information on litigations

				3.2	Legal risks

				Reference Document		Update
				N° Section	Name of section	N° Section	Name of section

				5.8	Intellectual property

	6.5	Competitive position		5.6	Competition	n.a.

7	Organisational structure

	7.1	Brief description of the Group		4.3	Structure of the main consolidated companies as of December 31, 2012	n.a

	7.2	List of the issuer’s significant subsidiaries		12.1	Note 38: Consolidated financial statements	Annexe 2	Notes 3 and 12: 2013 Interim Statements:

8	Property, plants and equipment

	8.1	Material tangible fixed assets		4.4	Real estate and equipment	n.a.

	8.2	Environmental issues		8.2	Environment	n.a.

9	Operating and financial review					3	Financial information

	9.1	Financial condition		6	Operating and financial review and prospects	3.2	Financial information
						Appendix 2	2013 Interim Statements

	9.2	Operating results		6	Operating and financial review and prospects	3.2	Financial information
						Appendix 2	2013 Interim Statements

		9.2.1	Significant factors affecting the issuer’s income from operations	3.1	Risks relating to the business	2	Business
						Appendix 2	2013 Interim Statements

		9.2.2	Reasons for important changes in net sales revenues	6.2	Consolidated results of operations for the year ended 31 December 2012	2	Business
						Appendix 2	2013 Interim Statements

		9.2.3	Policies or factors that have affected, directly or indirectly, the issuers operations	5.1	Business organization	2.1	New strategic plan
						2.2	Other business details and highlights

10	Capital recourses

	10.1	Issuer’s capital		12.1	Note 24: Consolidated financial statements	Appendix 2	2013 Interim Statements

	10.2	Source and amounts of the cash flows		12.1	Note 32: Consolidated financial statements	Appendix 2	2013 Interim Statements

			Reference Document		Update
			N° Section	Name of section	N° Section	Name of section

	10.3	Borrowing requirements and funding structure	12.1	Note 27: Consolidated financial statements	3.2	Financial information

					3.5	Statement of indebtedness (debts and convertible debts) of the Group as at 31 March 2013

					Appendix 2	2013 Interim Statements

	10.4	Restrictions on the use of capital recourses	6.6	Liquidity and capital resources	3.2	Financial information

					3.5	Statement of indebtedness (debts and convertible debts) of the Group as at 31 March 2013

					Appendix 2	2013 Interim Statements

	10.5	Information regarding the sources of fund	6.6	Liquidity and capital	3	Financial information

11	Research and development, patents and licences		5.7	Technology, research and development	n.a.

			5.8	Intellectual property	n.a.

			6.11	Research and development — expenditures	n.a.	Trend information

12	Trend information				3.3

	12.1	Significant trends that have affected the production, sales and inventory, the costs and the selling prices since the end of the last financial year	6.8	Outlook

	12.2	Known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the issuer’s prospects for at least the current financial year	6.8	Outlook

13	Profit forecasts or estimates				3.4	Information on outlooks

	13.1	Statement setting out the principal assumptions upon which the issuer has based its forecast, or estimate	6.8	Outlook	3.4	Information on outlooks

			Reference Document		Update
			N° Section	Name of section	N° Section	Name of section

	13.2	Report prepared by the independent accountant auditors	n.a.		n.a.

	13.3	Preparation of profit forecast or estimate	n.a.		n.a.

	13.4	Statement setting out whether or not the forecast published in the prospectus is still correct	n.a.		n.a.

14	Administrative, management, and supervisory bodies and senior management				5	Corporate governance

	14.1	Information about the members of the administrative bodies and of the management	7.1.2	Management bodies of the company	5.1	Composition of the Board of Directors

					5.2	Information on the director and the observer appointed at the 2013 Annual Meeting

	14.2	Administrative, management and supervisory bodies and senior management conflicts of interests	7.1.1	Principles of organization of our company’s management	n.a.

15	Remuneration and benefits

	15.1	Remuneration paid and benefits in kind	7.2.1	Long-term compensation mechanisms	5.4	Long term remuneration plan

			7.2.2	Status of the executive directors and officers

	15.2	The total amount set aside or accrued to provide pension, retirement similar benefits	7.2.2	Status of the executive directors and officers	n.a.

			12.1	Note 26: Consolidated financial statements

16	Board practices				5	Corporate Governance

	16.1	Date of expiration of the current term of office	7.1.2	Management bodies of the company	5.1	Composition of the Board of Directors

	16.2	Members of the administrative, management or supervisory bodies’ service contracts with the issuer or any of its subsidiaries	7.1.2	Management bodies of the company	n.a.

	16.3	Information about the audit committee	7.1.2.2	The Committees of the Board of Directors	n.a.

			Reference Document		Update
			N° Section	Name of section	N° Section	Name of section

			7.1.4	Powers and activity of the board of directors’ committee

	16.4	Statement as whether or not the issuer complies with its country’s of incorporation corporate governance regime(s)	7.1	Chairman’s corporate governance report	n.a.

17	Employees

	17.1	Number and allocation of employees	8.3.1	Employment	n.a.

	17.2	Shareholdings and stock options	7.2	Compensation and long-term incentives	5.4	Long term remuneration plan

			12.1	Note 24: Consolidated financial statements

	17.3	Arrangement for involving the employees in the capital of the issuer	7.2.1.8	Collective profit-sharing agreement and Collective Pension Savings Plan (PERCO)	n.a.

18	Major shareholders

	18.1	Major shareholders	10.4	Breakdown of capital and voting rights	n.a.

	18.2	Allocation of the voting rights	10.4	Breakdown of capital and voting rights	n.a.

	18.3	Shareholders’ control	10.4	Breakdown of capital and voting rights	n.a.

	18.4	Shareholders’ agreement	10.4	Breakdown of capital and voting rights	n.a.

19	Related party transactions		7.3	Regulated agreements	n.a.

			12.1	Note 33: Consolidated financial statements

20	Financial information concerning the issuers’ assets and liabilities, financial position and profits and losses

	20.1	Historical financial information	1.2/13.1	Parent company income statements	Appendix 2	2013 Interim Statements

			12.1	Consolidated financial statements of Alcatel Lucent Group

			13.1	Annual accounts

			Reference Document		Update
			N° Section	Name of section	N° Section	Name of section

20.2	Pro forma financial information		1.3	Reported results and adjusted results	n.a.

20.3	Financial statements		12.1	Consolidated financial statements of Alcatel Lucent Group	3.1	Key figures of the Alcatel-Lucent group
			13.1	Annual accounts	Appendix 2	2013 Interim Statements

20.4	Auditing of historical annual financial information		12.2	Report of independent registered public accounting firms	n.a.

	20.4.1	Statement that the historical financial information has been audited	13.3	Statutory auditors’ report on the annual financial statements year	n.a.

	20.4.2	Indication of other information which has been audited by the auditors	13.3	Statutory auditors’ report on the annual financial statements year	n.a.

	20.4.3	Where financial data in the registration document is not extracted from the issuers’ audit financial statements state the source of the data and state that the data is unaudited	13.3	Statutory auditors’ report on the annual financial statements year	n.a.

20.5	Age of latest financial information		n.a.		n.a.

20.6	Interim and other financial information		n.a.		3.1	Key figures of the Alcatel-Lucent Group
					Appendix 2	2013 Interim Statements

	20.6.1	Quarterly or half yearly financial information	n.a.		n.a.

	20.6.2	Intermediary financial information	n.a.		3.1	Key figures of the Alcatel-Lucent Group
					Appendix 2	2013 Interim Statements

20.7	Dividend policy		10.7	Trend of dividend per share over five years	n.a.

				Reference Document		Update
				N° Section	Name of section	N° Section	Name of section

		20.7.1	Amount of the dividend	10.7	Trend of dividend per share over five years	n.a.

	20.8	Legal and arbitration proceedings		12.1	Note 36: Consolidated financial statements	2.4	Information on litigation
						Appendix 2	Note 21 2013 Interim Statements

	20.9	Significant change in the issuers’ financial or trading position		4.2	History and development of the Group	n.a.

21	Additional information

	21.1	Share capital		9.3	Share capital and diluted capital	6	Information on the share capital and the financial authorizations

		21.1.1	Amount of issued capital	9.8	Outstanding instruments giving right to shares	6.2	Capital reduction

		21.1.2	Shares not representing capital	9.3	Share capital and diluted capital

		21.1.3	Shares held by the issuer	9.7	Purchase of Alcatel Lucent shares by the company	6.1	Shares buy-back program of Alcatel-Lucent

				10.4	Breakdown of capital and voting rights

				12.1	Note 24a: Consolidated financial statements

		21.1.4	Convertible securities, exchangeable securities or securities with warrants	9.8	Outstanding instruments giving right to shares	3.2	Financial information

						3.5	Statement of indebtedness (debts and convertible debts) of the Group as at 2013

		21.1.5	Information about and terms of any acquisition rights and or obligations over authorised but unissued capital or an undertaking to increase the capital	9.4 9.5	Authorizations related to the capital Use of authorizations	n.a.

				Reference Document		Update
				N° Section	Name of section	N° Section	Name of section

		21.1.6	Information about any capital of any member of the group which is under option or agreed conditionally or unconditionally to be put under option and details of such options including those persons to whom such options relate	10.6	Other information on the share capital	n.a.

		21.1.7	History of share capital	9.6	Changes in our capital over the last five years	n.a.

	21.2	Memorandum of articles of association		9.1	Legal information	n.a.

				9.2	Specific provisions of the by-laws and of law

		21.2.1	Issuer’s object	9.1	Legal information	n.a.

		21.2.2	Statutory or other provisions with respect to the members of the administrative and management bodies	9.2	Specific provisions of the by-laws and of law	n.a.

		21.2.3	Rights, preferences and restrictions attached to the shares	9.2	Specific provisions of the by-laws and of law	n.a.

		21.2.4	Change of shareholders’ rights	9.2	Specific provisions of the by-laws and of law	n.a.

		21.2.5	Calls and admissions to general meetings	9.2	Specific provisions of the by-laws and of law	n.a.

		21.2.6	Change in control	9.2	Specific provisions of the by-laws and of law	n.a.

		21.2.7	Threshold-crossing	9.2	Specific provisions of the by-laws and of law	n.a.

		21.2.8	A description of the conditions governing changes in capital, where such conditions are more stringent than is required by law	9.2	Specific provisions of the by-laws and of law	n.a.

22	Material contracts			4.5	Material contracts	n.a.

23	Third party information and statement by experts and declarations of any interest			n.a.		n.a.

			Reference Document		Update
			N° Section	Name of section	N° Section	Name of section

	23.1	Statement or report attributed to a person as an expert	8.x	External advice of the independent auditor on employment, environmental and corporate information	n.a.

	23.2	Information sourced from a third party	n.a.		n.a.

24	Documents on display		9.10	Documents on display		Front page

25	Information on holdings		4.3	Structure of the main consolidated companies as of December 31, 2012	n.a.

			12.1	Note 38: Consolidated financial statements

APPENDIX 1

COMPANY PRESS RELEASES

Compensation of new Chief Executive Officer, Michel Combes

•                  Fixed salary of EUR 1.2 million

•                  Variable compensation element directly linked to transformation of the company

Paris, March 14, 2013 — The Board of Directors of Alcatel-Lucent (Euronext Paris and NYSE: ALU) has approved the compensation of the new Chief Executive Officer, Michel Combes who, from March 1, 2013, has become a French tax resident again.

In regulatory filings to financial authorities in France and the United States, Alcatel-Lucent confirmed that, Mr. Combes, who becomes Alcatel-Lucent CEO on April 1, 2013, will receive annual compensation comprised of two elements: a fixed gross salary of EUR 1.2 million (the same as the previous CEO’s base salary), and a variable compensation element directly linked to the transformation of the company.

The performance objectives and variable compensation level will be determined each year by the Board of Directors upon recommendation of the Compensation Committee. The target variable compensation will be 100% of Mr. Combes’ annual fixed compensation, should performance criteria be met at 100%. This bonus could reach a maximum of 200% of the fixed compensation should performance objectives be exceeded very substantially.

For 2013, Mr. Combes’ variable compensation level will be determined by two factors — 50% based on the Alcatel-Lucent Group’s 2013 operating profit and 50% based on achieving targets set out in The Performance Program announced on July 26, 2012.

The Board of Directors has also agreed the award of a total of 1,300,000 ‘Performance Units’, and indexed to the performance of the Alcatel-Lucent stock over three years. One third of these units will vest each year subject to the fulfillment of performance conditions, but will be unavailable until April 1, 2016. At this date and subject to the continued presence of the CEO within the company, these units give beneficiaries the right to remuneration indexed on the basis of the average price of Alcatel-Lucent stock over the 20 trading days preceding April 1, 2016.

Mr. Combes will benefit from the private pension scheme applicable to all corporate executives of the Alcatel-Lucent Group’s French subsidiaries to cover the portion of their remuneration exceeding eight times the annual French social security ceiling. Specific to Mr. Combes, this pension scheme is subject to additional performance conditions. He will not benefit from a supplementary pension scheme.

Mr. Combes will also be eligible for a termination benefit in the event of a change of control of strategy. This benefit is equal to one year of Mr Combes’ fixed and target variable remuneration and is subject to a performance condition consisting of the delivery of positive free cash flow for at least one fiscal year until the end of the CEO’s mandate.

These commitments are subject to both quantitative and qualitative criteria, and will be submitted for approval at the company’s next Annual Shareholders meeting, on May 7, 2013.

Full details of Mr. Combes’ compensation terms and conditions can be found online here.

1

Michel Combes’ appointment as CEO of Alcatel-Lucent was announced on February 22. He will also join the company’s Board of Directors, subject to the approval of shareholders at the Alcatel-Lucent annual general meeting on May 7.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance.  In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACT

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

2

Alcatel-Lucent announces Q1 2013 Results

Continued progress with The Performance Program

Key numbers for the first quarter 2013

•             Revenues of Euro 3,226 million, up 0.6% year-over-year

•             Adjusted2 gross profit of Euro 947 million or 29.4% of revenues

•             Adjusted2 operating loss1 of Euro (179) million or -5.5% of revenues

•             Published net loss of Euro (353) million or Euro (0.16) per share

•             Operating cash-flow3 of Euro (144) million

•             Net (debt)/cash of Euro (358) million as of March 31, 2013

Paris, April 26, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced first quarter 2013 results.

Michel Combes, CEO Alcatel-Lucent, commented: “Alcatel-Lucent’s first quarter results reflect both encouraging trends in the marketplace and good progress with The Performance Program, for which discipline on execution remains the priority in 2013.

Free cash-flow remains a challenge. Strong focus will be placed on working capital management to reverse some of the negative impact incurred this quarter.

We are actively reviewing the Group’s businesses and operating model to design the conditions for value creation in the future. I am looking forward to sharing the outcome in early Summer.”

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MAIN POINTS

First quarter revenue increased 0.6% year-over-year and decreased -21.2% sequentially to Euro 3,226 million. At constant currency exchange rates and perimeter, revenues increased 1.8% year-over-year and decreased -19.9% sequentially. Networks & Platforms grew 6% year-over-year with high single digit growth in IP and good traction in Wireless, Fixed networks, Platforms and Services, all partially offset by a double-digit decline in Optics. Focused Businesses declined at a double-digit rate compared to the year ago quarter, with Enterprise at a mid-single digit rate and Submarine at a faster pace. Finally, the slowdown in Managed Services continued, reflecting our restructuring efforts. From a geographic standpoint, also adjusted for constant currency and compared to the year ago period, North America reached historical highs as a percentage of total revenues (48%), resulting from strong growth in the region. While Japan showed good traction and China stabilized, the Asia Pacific region declined at a low single digit rate. Cautious spending persisted in Europe, which declined at a 10% rate. Rest of world declined at 10%, where growth in Brazil was offset by weakness in the rest of Central and Latin America and Middle East and Africa.

Adjusted2 operating1 loss of Euro (179) million or -5.5% of revenue. Gross margin came in at 29.4% of revenue for the quarter, compared to 30.2% in the year ago quarter and 30.4% in the fourth quarter 2012. The year-over-year decline in gross margin mainly results from unfavorable product mix. The sequential decrease in gross margin mainly results from lower volumes. Operating expenses decreased -5.5% year-over-year on a reported basis and adjusted for constant currency decreased -5.0% year-over-year, reflecting results of our actions to streamline our cost structure, strongly focusing on SG&A expenses (decreasing -11.7% year-over-year on a reported basis and adjusted for constant currency decreased -11.3%). On a sequential basis, operating expenses declined at -0.3% as reported and increased 0.5% at constant currency, as decline in SG&A, reflecting results of our actions to streamline our cost structure (-1.5% quarter-over-quarter when adjusted for constant currency) was partially offset by an increase in R&D (+2.3% quarter-over-quarter at constant currency).

First quarter reported net loss (group share) of Euro (353) million or Euro (0.16) per share. This includes restructuring charges of Euro (122) million and Euro (152) million of financial loss.

The reported net loss (group share) also includes Purchase Price Adjustments (PPA entries in relation to the Lucent business combination) of Euro (23) million pre-tax or Euro (14) million after tax.

Net (debt)/cash of Euro  (358)  million, versus Euro 147  million of net cash as of December 31, 2012. The sequential decrease in net cash of Euro (505) million primarily reflects a negative operating cash-flow of Euro (144) million, interest paid of Euro (101) million, taxes paid of Euro (28) million, restructuring cash outlays of Euro (100) million, contribution to pensions and OPEB of Euro (43) million and capital expenditures of Euro (117) million. The negative operating cash-flow of Euro  (144) million results from an adjusted operating loss of Euro (179) million and from a negative contribution from the working capital requirements of Euro (146) million. The change in operating working capital requirement has been negative in the first quarter 2013 by Euro (72) million mainly driven by a negative impact from progress payment attributed to business trends and timing. The level of receivables sold without recourse decreased by Euro (148) million to Euro 963 million as of March 31, 2013.

During the quarter, we received the senior secured credit facilities proceeds, increasing the level of cash, cash equivalents and marketable securities to Euro 6.25 billion as of March 31, 2013.

Funded status of Pensions and OPEB of Euro (422) million at end of March, compared to Euro  (1,308) million as of December 31, 2012. Excluding currency impact, this deficit narrowing mainly results from a decrease of our benefit obligations of Euro 786 million due to the increase of around 25 bps in the discount rates used for pensions and post-retirement healthcare plans, from an actual return of the plan assets for Euro 263 million, and from a one-time credit of Euro 55 million related to plan amendments. These effects were partially offset by Euro (235) million of interest cost. The net effect of currency change was negligible on the funded status this quarter.

As of January 1, 2013, the revised standard IAS 19 ‘Employee Benefits’ now defines the financial component of pension and post-retirement benefits as “net interest on the net defined liability (asset)”. It is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligations and interest income (cost) on the effect of the asset ceiling; each of these interest amounts being computed using the same common discount rate. Such financial component is recognized in the consolidated income statements as other financial income (loss).

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Alcatel-Lucent reminds that according to the regulatory perspective — which determines the funding requirements- and to preliminary assessment of the company’ US plans, no extra funding contribution will be required through at least 2016.

REPORTED RESULTS

In the first quarter, the reported net loss (group share) was Euro (353) million or Euro (0.16) per diluted share (USD (0.20) per ADS) including the negative after tax impact from Purchase Price Allocation entries of
Euro (14) million.

Reported Profit & Loss	First	First	% change		Fourth	% change
Statement	quarter	quarter	y-o-y		quarter	q-o-q
(In Euro million except for EPS)	2013	2012	(% or pt)		2012	(% or pt)
Revenues	3,226	3,207	0.6%		4,096	-21.2%
Gross profit	947	970	-2.4%		1,244	-23.9%
in % of revenues	29.4%	30.2%	-0.8	pt	30.4%	-1.0	pt
Operating income / (loss)(1)	(202)	(290)	Nm		64	Nm
in % of revenues	-6.3%	-9.0%	2.7	pt	1.6%	-7.9	pt
Net income (loss) (Group share)	(353)	259	Nm		(1,558)	Nm
EPS diluted (in Euro)	(0.16)	0.10	Nm		(0.69)	Nm
E/ADS* diluted (in USD)	(0.20)	0.13	Nm		(0.91)	Nm
Number of diluted shares (million)	2,268.8	3,021.1	-24.9%		2,268.4	0.0%

2012 figures are represented to reflect the impacts of the retroactive application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.2816 as of March 31, 2013; 1.3334 as of March 31, 2012 and USD 1.3186 as of December 31, 2012.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The first quarter 2013 adjusted2 net loss (group share) was Euro (339) million or Euro (0.15) per diluted share (USD (0.19) per ADS), which includes restructuring charges of Euro (122) million, a post-retirement benefit plan amendment gain of Euro 55 million, a net financial loss of Euro (152) million, an adjusted tax credit of Euro 42 million, and non-controlling interest charge of Euro (16) million.

Adjusted Profit & Loss	First	First	% change		Fourth	% change
Statement	quarter	quarter	y-o-y		quarter	q-o-q
(In Euro million except for EPS)	2013	2012	(% or pt)		2012	(% or pt)
Revenues	3,226	3,207	0.6%		4,096	-21.2%
Gross profit	947	970	-2.4%		1,244	-23.9%
in % of revenues	29.4%	30.2%	-0.8	pt	30.4%	-1.0	pt
Operating income / (loss)(1)	(179)	(222)	Nm		115	Nm
in % of revenues	-5.5%	-6.9%	1.4	pt	2.8%	-8.3	pt
Net income (loss) (Group share)	(339)	301	Nm		(1,395)	Nm
EPS diluted (in Euro)	(0.15)	0.11	Nm		(0.61)	Nm
E/ADS* diluted (in USD)	(0.19)	0.15	Nm		(0.81)	Nm
Number of diluted shares (million)	2,268.8	3,021.1	-24.9%		2,268.4	0.0%

2012 figures are represented to reflect the impacts of the retroactive application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.2816 as of March 31, 2013; 1.3334 as of March 31, 2012 and USD 1.3186 as of December 31, 2012.

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Key figures

2012 figures are represented to reflect the impacts of the retroactive application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4 of the consolidated financial statements).

Geographic breakdown	First	First	% change	Fourth	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2013	2012	(% or pt)	2012	(% or pt)
North America	1,545	1,342	15.1%	1,603	-3.6%
Asia Pacific	467	496	-5.8%	714	-34.6%
Europe	771	858	-10.1%	1,109	-30.5%
RoW	443	511	-13.3%	670	-33.9%
Total group revenues	3,226	3,207	0.6%	4,096	-21.2%

Group breakdown	First	First	% change	Fourth	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2013	2012	(% or pt)	2012	(% or pt)
Networks and Platforms	2,713	2,604	4.2%	3,445	-21.2%
- o/w IP	493	464	6.3%	619	-20.4%
- o/w Optics	342	405	-15.6%	529	-35.3%
- o/w Wireless	966	921	4.9%	1,093	-11.6%
- o/w Fixed Networks	405	373	8.6%	490	-17.3%
- o/w Platforms	226	222	1.8%	398	-43.2%
- o/w Services	293	220	33.2%	325	-9.8%
- o/w Eliminations	(12)	(1)	Nm	(9)	Nm
Focused Businesses	244	313	-22.0%	302	-19.2%
Managed Services	204	213	-4.2%	276	-26.1%
Other and Eliminations	65	77	Nm	73	Nm
Total group revenues	3,226	3,207	0.6%	4,096	-21.2%

Breakdown of group	First	First	% change		Fourth	% change
operating income (1) (loss)	quarter	quarter	y-o-y		quarter	q-o-q
(in Euro million)	2013	2012	(% or pt)		2012	(% or pt)
Networks and Platforms	(107)	(152)	Nm		136	Nm
In % of revenues	-3.9%	-5.8%	1.9	pt	3.9%	-7.8	pt
Focused Businesses	(9)	14	Nm		4	Nm
In % of revenues	-3.7%	4.5%	-8.2	pt	1.3%	-5.0	pt
Managed Services	(5)	(70)	Nm		(4)	Nm
In % of revenues	-2.5%	-32.9%	30.4	pt	-1.4%	-1.1	pt
Other and Eliminations	(58)	(14)	Nm		(21)	Nm
Total group op. income (loss)	(179)	(222)	Nm		115	Nm
In % of revenues	-5.5%	-6.9%	1.4	pt	2.8%	-8.3	pt

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Cash Flow highlights	First quarter	Fourth quarter	First quarter
(In Euro million)	2013	2012	2012
Net (debt)/cash at beginning of period	147	(58)	(7)
Adjusted operating income / (loss)	(179)	115	(222)
Depreciation & Amort and adjusted OP non cash (1)	181	242	202
Op. Cash Flow before change in WCR*	2	357	(20)
Change in operating WCR	(72)	253	255
Change in other working capital (2)	(74)	87	(66)
Operating Cash Flow (3)	(144)	697	169
Interest	(101)	(5)	(85)
Taxes	(28)	(8)	1
Cash contribution to pension & OPEB	(43)	(62)	(42)
Restructuring cash outlays	(100)	(85)	(82)
Cash flow from operating activities	(416)	537	(39)
Capital expenditures (incl. R&D cap.)	(117)	(185)	(123)
Free Cash Flow	(533)	352	(162)
Discontinued, Cash from financing & Forex	28	(147)	947
Change in net(debt)/cash position	(505)	205	785
Net (debt)/cash at end of period	(358)	147	778

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

(1) non cash items included in adjusted OP.

(2) Changes in other working capital and cash impacts of P&L items below adjusted OP.

Statement of position - Assets	March 31,	December 31,	March 31,
(In Euro million)	2013	2012	2012
Total non-current assets	10,900	10,708	12,335
of which Goodwill & intangible assets, net	5,065	4,995	5,966
of which Prepaid pension costs	2,808	2,797	2,736
of which Other non-current assets	3,027	2,916	3,633
Total current assets	11,819	10,646	11,418
of which OWC assets	4,611	4,853	5,165
of which other current assets	959	864	1,026
of which marketable securities, cash & cash equivalents	6,249	4,929	5,227
Total assets	22,719	21,354	23,753

Statement of position - Liabilities and equity	March 31,	December 31,	March 31,
(In Euro million)	2013	2012	2012
Total equity	2,933	2,683	5,036
of which attributable to the equity owners of the parent	2,191	1,938	4,312
of which non controlling interests	742	745	724
Total non-current liabilities	11,874	10,358	10,571
of which pensions and other post-retirement benefits	4,824	5,338	5,245
of which long term debt	5,915	3,954	4,172
of which other non-current liabilities	1,135	1,066	1,154
Total current liabilities	7,912	8,313	8,146
of which provisions	1,656	1,649	1,508
of which short term debt	779	851	325
of which OWC liabilities	4,137	4,444	4,514
of which other current liabilities	1,340	1,369	1,799
Total liabilities and shareholder’s equity	22,719	21,354	23,753

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BUSINESS COMMENTARY

NETWORKS & PLATFORMS

For the first quarter 2013, revenues for Networks & Platforms were Euro 2,713 million, an increase of 4.2% compared to Euro 2,604 million in the year-ago quarter and a -21.2% decline compared to Euro 3,445 million in the fourth quarter 2012. At constant currency exchange rates, Networks & Platforms revenues increased 5.6% year-over-year and decreased -19.9% sequentially. The segment posted an adjusted2 operating1 loss of Euro (107) million or an operating margin of -3.9% compared to an adjusted2 operating1 loss of Euro (152) million or a margin of -5.8% in the year-ago period.

Key highlights:

•             Revenues for the IP division were Euro 493 million, increasing 6.3% from the year ago quarter and 9.3% at constant currency. Revenues grew in both the Americas and APAC regions with strong progress in our order book, as evidenced by our recent win with Japan’s NTT Communications. IP Core router momentum continues to build with 2 new 7950 XRS wins announced in the quarter, including Belgacom and the University of Pittsburgh Medical Center (UPMC), for a total of 8 wins and more than 20 trials to date. Earlier this month, we announced the launch of Nuage Networks™, an Alcatel-Lucent venture focused on software defined networking (SDN) solutions, which has developed an open software-based solution to address key datacenter network constraints that limit cloud services adoption. Trials of the Nuage Networks Virtualized Services Platform started in April in Europe and North America, with a number of customers including French service provider SFR, UK cloud service provider Exponential-e, Canada’s TELUS and US healthcare provider, UPMC.

•             Revenues for the Optics division were Euro 342 million, a decrease of 15.6% from the year-ago quarter. We continued to witness declines in our legacy equipment, which now represents 30% of our optics product revenues, partially offset by growth in WDM in both our Europe and APAC regions. Our 1830 Photonic Service Switch continues to grow as a percentage of optical revenues, reaching 36% in the first quarter, as sales grew at a high double-digit rate compared to the year-ago quarter. The relative share of 100G shipments has also continued to increase, from 12% in 2012 to 19% in the first quarter of 2013. Traction with our 400G Photonic Service Engine has also been confirmed, with the recent completion of successful 400G trials with Shaw Communications in Canada, France Telecom/Orange and Telefónica España.

•            Revenues for the Wireless division were Euro 966 million, an increase of 4.9% from the year-ago quarter. Within Wireless, we witnessed growth in LTE and RFS, which includes cable, antenna and tower systems, that was partially offset by an overall decline in 2G/3G technologies. Our LTE business reached its highest level of revenues ever, as network deployments in the US continue to drive growth. Elsewhere around the world, we signed a number of new LTE contracts including Etisalat in Sri Lanka and unveiled lightRadio™ Metro Radio with China Mobile, which will help accelerate deployment of 4G TD-LTE technology across China.

•             Revenues for the Fixed Networks division were Euro 405 million, an increase of 8.6% from the year-ago quarter, reflecting strong growth in both copper and fiber products. We expanded our fiber footprint in the quarter, adding 13 new customers, as growth continued to be driven by APAC, and more specifically China. Our VDSL2 vectoring products continue to be successful in the market, shipping our 1 millionth line in the quarter, in addition to a number of trials announced, including China Telecom and Tunisie Telecom, totaling over 40 to-date. These, in addition to the seven new DSL customers, helped drive overall growth in our copper business, with strong performance in both Europe and the Americas. We are also working with P&T Luxembourg in the world’s first trial of combined VDSL2 Bonding and Vectoring technologies, using our Zero-Touch Vectoring innovation.

•             Revenues for the Platforms division were Euro 226 million, an increase of 1.8% from the year-ago quarter. In the quarter, we saw growth from a number of activities within the Platforms division, including the Motive Customer Experience Solutions business (CxS), Advanced Communications (IMS), Subscriber Data Management and Payment & Charging businesses. The basis for growth in these businesses was driven by LTE service introduction and smartphone proliferation. We expanded our Payment & Charging offering in the quarter with the introduction of our Smart Plan solution, which helps service providers introduce new services and data plans, creating new revenue and enhancing the customer experience.

•             Revenues for the Services division were Euro 293 million, an increase of 33.2% from the year-ago quarter. Strong growth in the division was led by Network Build and Implementation (NBI) as well as Integration Services, both of which benefitted from network rollouts in the US. In the first quarter, we have announced

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an agreement for the transformation of KPN’s fixed network, where we will migrate existing voice and transport networks to next-generation technologies.

•             The improvement in adjusted operating margin from the year-ago quarter was due to continuous actions to reduce fixed costs which were partially offset by a slight decline from product mix.

FOCUSED BUSINESSES

For the first quarter 2013, revenues for the Focused Businesses segment were Euro 244  million, a decrease of -22.0% compared to Euro 313 million in the year-ago quarter and a decrease of -19.2% compared to Euro 302  million in the fourth quarter 2012. At constant currency exchange rates, Focused Businesses revenues decreased -23.0% year-over-year and decreased -18.9% sequentially. The segment posted an adjusted2 operating1 loss of Euro (9) million or -3.7% of revenues, compared to an adjusted2 operating1 income of Euro 14 million or a margin of 4.5% in the year-ago quarter.

Key highlights:

•             Revenues from our Focused Businesses decreased 22.0% in the first quarter with declines in both our Enterprise and Submarine businesses. Our Enterprise business saw weakness in our voice telephony equipment that was partially offset by mid-single digit growth in data communications, where we are gaining traction in the datacenter market. Our OpenTouch innovations have seen a continued global ramp-up as we have added 100 new clients onto our platform. While our Submarine business declined compared to the year-ago quarter, the order book continued to grow which should result in an increase in activity as the year progresses.

•             The adjusted operating margin decline of our Focused Business mainly reflected lower volumes compared to the year-ago quarter and lower fixed cost absorption in our Submarine business, while Enterprise showed improvements in operating expenses.

MANAGED SERVICES

For the first quarter of 2013, revenues in our Managed Services business were Euro 204 million, a decrease of -4.2% compared to Euro 213 million in the year-ago quarter and a decrease of -26.1% compared to Euro 276 million in the fourth quarter 2012. At constant currency exchange rates, our Managed Services business declined -1.4% compared to the year-ago quarter and decreased -25.7% sequentially. The business posted an adjusted2 operating1 loss of Euro (5) million or -2.5% of revenues, compared to an adjusted2 operating1 loss of Euro (70) million or a margin of -32.9% in the year-ago quarter.

Key highlights:

•             Revenues from our Managed Services decreased 4.2% in the first quarter to Euro 204 million, as we continue to restructure this business. As of the first quarter of 2013, we have successfully addressed in total 10 of the 15 planned contracts as part of our Performance Program. In parallel, we have entered into 5 new and extension contracts, including KPN to manage their fixed network operations (in addition to the services mentioned above) and Telewings, a company owned by Telenor, to provide managed and transformation services.

•             The year-over-year improvement in the adjusted operating margin of the Managed Services division reflects ongoing actions to reduce the cost structure of this business, resulting mainly from exiting and restructuring contracts as part of our Performance Program.

Alcatel-Lucent will host a press and analyst conference at 1 p.m. CET which will be available live via conference call or audio webcast. All details on www.alcatel-lucent.com/1q2013.

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Notes

The Board of Directors of Alcatel-Lucent met on April 24, 2013, examined the Group’s condensed consolidated financial statements at March 31, 2013, and authorized their issuance.

These condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/1q2013

(1)

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, litigations, impairment of assets, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

(2)	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.
(3)	“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

2013 Upcoming events

July 31, 2013: Second quarter 2013 results

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance.  In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris..

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : + 33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

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SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example “encouraging trends in the marketplace”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad trends not within our control such as the economic climate in the world, and in particular in those geographical areas where we are most active. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand being as expected, of which a continued significant growth in some of our activities, our ability to obtain the price we estimated by a given date for those activities we want to divest, to improve our level of free cash-flow, or to achieve all the goals of our Performance Program,  including headcount reduction, site rationalization, and to exit unprofitable contracts and market at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations and our ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2012, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

9

ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2013
(unaudited)	Reported	PPA	Adjusted

Revenues	3,226		3,226
Cost of sales (a)	(2,279)		(2,279)

Gross Profit	947	0	947

Administrative and selling expenses (b)	(542)	8	(534)
Research and Development costs (c)	(607)	15	(592)

Operating income (loss) (1)	(202)	23	(179)

Restructuring costs	(122)		(122)
Impairment of assets	0		0
Post-retirement benefit plan amendment	55		55
Litigations	(2)		(2)
Gain/(loss) on disposal of consolidated entities	2		2

Income (loss) from operating activities	(269)	23	(246)

Financial result (net)	(152)	0	(152)

Share in net income(losses) of equity affiliates	2		2
Income tax benefit (expense) (d)	51	(9)	42

Income (loss) from continuing operations	(368)	14	(354)

Income (loss) from discontinued activities	(1)		(1)

Net Income (loss)	(369)	14	(355)

of which : Equity owners of the parent	(353)	14	(339)
Non-controlling interests	(16)		(16)

Earnings per share : basic	(0.16)		(0.15)
Earnings per share : diluted	(0.16)		(0.15)

(1) Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment

Corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at March 31, 2013).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.

(a) Depreciation of the reevaluation to fair value of productive tangible assets

(b) Amortization of intangibles assets - long term customer relationship (5-8 years)

(c) Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)

(d) Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

10

2012 INCOME STATEMENT RESTATEMENT WITH RETROACTIVE APPLICATION OF IAS 19 REVISED “Employee Benefits” AND IFRS 11 “Joint Arrangements”

Profit & Loss	Published		Restated		Adjusted	Published		Restated		Adjusted	Published		Restated		Adjusted
Statement	in		in		in	in		in		in	in		in		in
(In Euro million except for EPS)	Q1’12	Adjustments	Q1’12	PPA	Q1’12	Q2’12	Adjustments	Q2’12	PPA	Q2’12	Q3’12	Adjustments	Q3’12	PPA	Q3’12
Revenues	3,206	1	3,207		3,207	3,545	1	3,546		3,546	3,599	1	3,600		3,600
Gross profit	971	(1)	970		970	1,125	1	1,126		1,126	1,004	(3)	1,001		1,001
in % of revenues	30.3%		30.2%		30.2%	31.7%		31.8%		31.8%	27.9%		27.8%		27.8%
Operating income / (loss)(1)	(289)	(1)	(290)	68	(222)	(86)	1	(85)	55	(30)	(181)	(1)	(182)	56	(126)
in % of revenues	-9.0%		-9.0%		-6.9%	-2.4%		-2.4%		-0.8%	-5.0%		-5.1%		-3.5%
Net income (loss) (Group share)	398	(139)	259	42	301	(254)	(142)	(396)	33	(363)	(146)	(170)	(316)	34	(282)
EPS diluted (in Euro)	0.14		0.10		0.11	(0.11)		(0.17)		(0.16)	(0.06)		(0.14)		(0.12)
E/ADS* diluted (in USD)	0.19		0.13		0.15	(0.14)		(0.22)		(0.20)	(0.08)		(0.18)		(0.15)
Number of diluted shares (million)	3,021.1		3,021.1		3,021.1	2,268.4		2,268.4		2,268.4	2,268.4		2,268.4		2,268.4

Profit & Loss	Published		Restated		Adjusted	Published		Restated		Adjusted
Statement	in		in		in	in		in		in
(In Euro million except for EPS)	Q4’12	Adjustments	Q4’12	PPA	Q4’12	FY’12	Adjustments	FY’12	PPA	FY’12
Revenues	4,096		4,096		4,096	14,446	3	14,449		14,449
Gross profit	1,247	(3)	1,244		1,244	4,347	(6)	4,341		4,341
in % of revenues	30.4%		30.4%		30.4%	30.1%		30.0%		30.0%
Operating income / (loss)(1)	66	(2)	64	51	115	(490)	(3)	(493)	230	(263)
in % of revenues	1.6%		1.6%		2.8%	-3.4%		-3.4%		-1.8%
Net income (loss) (Group share)	(1,372)	(186)	(1,558)	163	(1,395)	(1,374)	(637)	(2,011)	272	(1,739)
EPS diluted (in Euro)	(0.60)		(0.69)		(0.61)	(0.61)		(0.89)		(0.77)
E/ADS* diluted (in USD)	(0.80)		(0.91)		(0.81)	(0.80)		(1.17)		(1.02)
Number of diluted shares (million)	2,268.4		2,268.4		2,268.4	2,268.1		2,268.1		2,268.1

11

2012 STATEMENT OF POSITION RESTATEMENT WITH RETROACTIVE APPLICATION OF IAS 19 REVISED “Employee Benefits” AND IFRS 11 “Joint Arrangements”

Statement of position - Assets	Published		Restated	Published		Restated	Published		Restated	Published		Restated
(In Euro million)	Mar-31-12	Adjustments	Mar-31-12	Jun-30-12	Adjustments	Jun-30-12	Sep-30-12	Adjustments	Sep-30-12	Dec-31-12	Adjustments	Dec-31-12
Total non-current assets	12,338		12,335	12,535		12,532	12,830		12,828	10,709		10,708
of which Goodwill & intangible assets, net	5,966		5,966	6,120		6,120	5,951		5,951	4,995		4,995
of which Prepaid pension costs	2,736		2,736	2,798		2,798	3,261		3,261	2,797		2,797
of which Other non-current assets	3,636	(3)	3,633	3,617	(3)	3,614	3,618	(2)	3,616	2,917	(1)	2,916
Total current assets	11,424		11,418	11,454		11,447	10,741		10,733	10,656		10,646
of which OWC assets	5,168	(3)	5,165	5,474	(3)	5,471	5,189	(2)	5,187	4,855	(2)	4,853
of which other current assets	1,028	(2)	1,026	971	(3)	968	847	(5)	842	872	(8)	864
of which marketable securities, cash & cash equivalents	5,228	(1)	5,227	5,009	(1)	5,008	4,705	(1)	4,704	4,929		4,929
Total assets	23,762	(9)	23,753	23,989	(10)	23,979	23,571	(10)	23,561	21,365	(11)	21,354

Statement of position - Liabilities and equity	Published		Restated	Published		Restated	Published		Restated	Published		Restated
(In Euro million)	Mar-31-12	Adjustments	Mar-31-12	Jun-30-12	Adjustments	Jun-30-12	Sep-30-12	Adjustments	Sep-30-12	Dec-31-12	Adjustments	Dec-31-12
Total equity	5,046		5,036	4,254		4,244	4,175		4,166	2,691		2,683
of which attributable to the equity owners of the parent	4,322	(10)	4,312	3,386	(10)	3,376	3,349	(9)	3,340	1,946	(8)	1,938
of which non controlling interests	724		724	868		868	826		826	745		745
Total non-current liabilities	10,561		10,571	11,298		11,308	11,352		11,361	10,350		10,358
of which pensions and other post-retirement benefits	5,235	10	5,245	6,252	10	6,262	6,187	9	6,196	5,330	8	5,338
of which long term debt	4,172		4,172	4,000		4,000	3,964		3,964	3,954		3,954
of which other non-current liabilities	1,154		1,154	1,046		1,046	1,201		1,201	1,066		1,066
Total current liabilities	8,155		8,146	8,437		8,427	8,044		8,034	8,324		8,313
of which provisions	1,508		1,508	1,479		1,479	1,466		1,466	1,649		1,649
of which short term debt	334	(9)	325	856	(12)	844	814	(9)	805	857	(6)	851
of which OWC liabilities	4,512	2	4,514	4,710	7	4,717	4,451	3	4,454	4,447	(3)	4,444
of which other current liabilities	1,801	(2)	1,799	1,392	(5)	1,387	1,313	(4)	1,309	1,371	(2)	1,369
Total liabilities and shareholder’s equity	23,762	(9)	23,753	23,989	(10)	23,979	23,571	(10)	23,561	21,365	(11)	21,354

12

2012 CASH FLOW HIGHLIGHTS RESTATEMENT WITH RETROACTIVE APPLICATION OF IAS 19 REVISED “Employee Benefits” AND IFRS 11 “Joint Arrangements”

Cash Flow highlights	Published		Restated	Published		Restated	Published		Restated	Published		Restated	Published		Restated
(In Euro million)	1Q’12	Adjustments	1Q’12	2Q’12	Adjustments	2Q’12	3Q’12	Adjustments	3Q’12	4Q’12	Adjustments	4Q’12	FY’12	Adjustments	FY’12
Net (debt)/cash at beginning of period	(31)	24	(7)	753	25	778	236	33	269	(84)	26	(58)	(31)	24	(7)
Adjusted operating income / (loss)	(221)	(1)	(222)	(31)	1	(30)	(125)	(1)	(126)	117	(2)	115	(260)	(3)	(263)
Depreciation & Amort and adjusted OP non cash (1)	202		202	217	(4)	213	239	(1)	238	245	(3)	242	903	(8)	895
Op. Cash Flow before change in WCR*	(19)	(1)	(20)	186	(3)	183	114	(2)	112	362	(5)	357	643	(11)	632
Change in operating WCR	255		255	(182)	7	(175)	14	(5)	9	259	(6)	253	346	(4)	342
Change in other working capital (2)	(68)	2	(66)	(188)	(3)	(191)	(121)	2	(119)	81	6	87	(296)	7	(289)
Operating Cash Flow (3)	168	1	169	(184)	1	(183)	7	(5)	2	702	(5)	697	693	(8)	685
Interest	(85)		(85)	(24)		(24)	(88)		(88)	(6)	1	(5)	(203)	1	(202)
Taxes	1		1	(38)		(38)	(12)		(12)	(8)		(8)	(57)		(57)
Cash contribution to pension & OPEB	(42)		(42)	(55)		(55)	(31)		(31)	(62)		(62)	(190)		(190)
Restructuring cash outlays	(82)		(82)	(80)		(80)	(93)		(93)	(85)		(85)	(340)		(340)
Cash flow from operating activities	(40)	1	(39)	(381)	1	(380)	(217)	(5)	(222)	541	(4)	537	(97)	(7)	(104)
Capital expenditures (incl. R&D cap.)	(123)		(123)	(130)		(130)	(143)		(143)	(186)	1	(185)	(582)	1	(581)
Free Cash Flow	(163)	1	(162)	(511)	1	(510)	(360)	(5)	(365)	355	(3)	352	(679)	(6)	(685)
Discontinued, Cash from financing & Forex	947		947	(6)	7	1	40	(2)	38	(145)	(2)	(147)	836	3	839
Change in net(debt)/cash position	784	1	785	(517)	8	(509)	(320)	(7)	(327)	210	(5)	205	157	(3)	154
Net (debt)/cash at end of period	753	25	778	236	33	(269)	(84)	26	(58)	126	21	147	126	21	147

13

RESTATEMENT OF 2012 BREAKDOWN BY OPERATING SEGMENTS WITH RETROACTIVE APPLICATION OF IAS 19 REVISED “Employee Benefits” AND IFRS 11 “Joint Arrangements”

In Euro Million	Q1’13	FY’12	Q4’12	Q3’12	Q2’12	Q1 ‘12
Revenues
Networks and Platforms	2,713	11,924	3,445	2,984	2,891	2,604
IP	493	2,141	619	542	516	464
Optics	342	1,825	529	437	454	405
Wireless	966	4,069	1,093	1,034	1,021	921
Fixed Networks	405	1,796	490	480	453	373
Platforms	226	1,047	398	214	213	222
Services	293	1,060	325	282	233	220
Other & eliminations	(12)	(14)	(9)	(5)	1	(1)
Focused Businesses	244	1,236	302	288	333	313
Managed Services	204	1,000	276	259	252	213
Other and Eliminations	65	289	73	69	70	77
Total	3,226	14,449	4,096	3,600	3,546	3,207

	Q1’13	FY’12	Q4’12	Q3’12	Q2’12	Q1 ‘12
Adj. operating income (loss)
Networks and Platforms	(107)	(89)	136	(70)	(3)	(152)
in % of revenues	-3.9%	-0.7%	3.9%	-2.3%	-0.1%	-5.8%
Focused Businesses	(9)	42	4	(5)	29	14
in % of revenues	-3.7%	3.4%	1.3%	-1.7%	8.7%	4.5%
Managed Services	(5)	(132)	(4)	(30)	(28)	(70)
in % of revenues	-2.5%	-13.2%	-1.4%	-11.6%	-11.1%	-32.9%
Other and Elimination	(58)	(84)	(21)	(21)	(28)	(14)
Total	(179)	(263)	115	(126)	(30)	(222)
in % of revenues	-5.5%	-1.8%	2.8%	-3.5%	-0.8%	-6.9%

14

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR TO ANY U.S. PERSON. (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW)

Alcatel-Lucent (the Company) announces today its invitation to eligible holders of its outstanding:

(a) €462,013,000 6.375 per cent. Notes due 2014 (ISIN: FR0010070805) (the 2014 Notes);

(b) €999,999,999.29 5.00 per cent. Bonds convertible into and/or exchangeable for new or existing Alcatel-Lucent shares due January 1, 2015 (ISIN: FR0010798371) (the 2015 Notes); and

(c) €500,000,000 8.50 per cent. Senior Notes due 2016 (ISIN: XS0564563921) (the 2016 Notes and, together with the 2014 Notes and 2015 Notes, the Notes and each a Series) to tender such Notes for purchase by the Company for cash (each such invitation an Offer and together, the Offers).

The Offers are made on the terms and conditions contained in a tender offer memorandum dated 30 April 2013 (the Tender Offer Memorandum). Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum

DFGDFG	ISIN	Encours nominal	Prix d’achat	Prix d’achat minimum	Montants sujets à l’offre
Obligations 2014	FR0010070805	€462,013,000	104.50%	N/A	Tous

Obligations 2015	FR0010798371	€999,999,999.29	A déterminer suite à la Procédure d’Enchères Hollandaises Modifiée(1)	€3.290	Sous réserve des termes du Tender Offer Memorandum, un montant nominal total d’ Obligations 2015 s’élevant à 300.000.000€

Obligations 2016	XS0564563921	€500,000,000	A déterminer suite à la Procédure d’Enchères Hollandaises Modifiée	106.00 per cent.	Sous réserve des termes du Tender Offer Memorandum, un montant nominal total d’ Obligations 2016 s’élevant à (a) 750.000.000 € diminué du (b) montant nominal

(1)         Ce Prix d’Achat 2015 inclut un paiement d’approximativement €0,062 au titre des Intérêts Courus dans le cas d’un règlement-livraison le 21 mai 2013.

total des Obligations 2014 et des Obligations 2015 valablement apportées aux Offres et acceptées par la Société

1 Such 2015 Purchase Price to include approximately €0.062 in Accrued Interest with respect to settlement on 21 May 2013.

Rationale For The Offers

The purpose of the Offers is to proactively manage upcoming redemptions of the Company’s debt. Notes repurchased by the Company pursuant to the Offers will be cancelled and will not be re-issued or re-sold.

Any and All Offer for the 2014 Notes

The Company will pay the 2014 Purchase Price for the 2014 Notes validly tendered and accepted by it for purchase pursuant to the 2014 Offer as well as an Accrued Interest Payment in respect of such Notes.

If the Company decides to accept valid tenders of any 2014 Notes for purchase pursuant to the 2014 Offer it will accept for purchase all of the 2014 Notes that are validly tendered, with no pro rata scaling.

Details of the 2015 Offer and the 2016 Offer

The 2015 Purchase Price and the 2016 Purchase Price that the Company will pay for each such Series of Notes validly tendered and accepted for purchase pursuant to the relevant Offer will be determined pursuant to a Modified Dutch Auction Procedure. Holders of such Notes may submit Competitive Offers or Non-Competitive Offers as further described in the Tender Offer Memorandum.

The 2015 Purchase Price (expressed per Note of par value €3.23) will include approximately €0.062 in Accrued Interest assuming that settlement occurs on 21 May 2013. If for any reason the Company fails to settle the 2015 Offer on 21 May 2013, the Company will in addition to the 2015 Purchase Price pay an additional accrued interest amount of approximately €0.00044 per Note of par value €3.23 per day from and including 21 May to but excluding the actual date of settlement of such 2015 Offer.

The Company proposes to accept for purchase up to €300,000,000, in aggregate nominal amount of the 2015 Notes (the 2015 Maximum Acceptance Amount) validly tendered for purchase pursuant to the 2015 Offer. The Company reserves the right, in its sole discretion, to accept less than such amount of 2015 Notes, or none of the 2015 Notes, for purchase pursuant to the 2015 Offer.

Based on the liquidity of the 2015 Notes, the Company does not intend to undertake a standing repurchase order (“procédure de désintéressement”) for the 2015 Notes that remain outstanding following completion of the 2015 Offer, notwithstanding that up to 30 per cent. of the initial aggregate nominal amount of the 2015 Notes may be accepted for purchase. The Company nonetheless reserves the right to undertake other offers in respect of the 2015 Notes at such times and on such terms as it may determine (see “Risk Factors and Other Considerations - Other purchases or redemptions of the Notes” in the Tender Offer Memorandum). However, if the Company accepts for purchase between 20 per cent. and 30 per cent. of the initial aggregate nominal amount of the 2015 Notes upon completion of the 2015 Offer, and during any subsequent 12 month rolling period, the Company repurchases 2015 Notes representing in aggregate 10 per cent. or more of the 2015 Notes initially issued, the Company will undertake to implement, within two trading days of the completion of any such repurchase resulting in an aggregate of 10 per cent. of 2015 Notes having been repurchased over a 12 month rolling period, a standing repurchase order for a period of at least five consecutive trading days at a repurchase price per 2015 Note equal to (i) the highest purchase price (less accrued and unpaid interest) of the purchases made by the Company over the last twelve months and (ii) the accrued and unpaid interest on the 2015 Note since the interest payment date preceding the repurchase date until the repurchase date.

If the Company decides to accept any 2016 Notes for purchase, the Company proposes that the aggregate nominal amount of the 2016 Notes (if any), which it will accept for purchase pursuant to the 2016 Offer, will be an amount of up to €750,000,000 less the Series Acceptance Amount applicable to each of the 2014 Notes and the 2015 Notes, although the Company reserves the right, in its sole discretion, to accept less than such amount of 2016 Notes, or none of the 2016 Notes, for purchase pursuant to the 2016 Offer.

The Company will pay the 2016 Purchase Price as well as an Accrued Interest Payment in respect of the 2016 Notes accepted for purchase.

Tenders of 2015 Notes and 2016 Notes may be subject to pro-rating in certain circumstances as described in the Tender Offer Memorandum.

Tender Instructions

In order to participate in and be eligible to receive the relevant Purchase Price pursuant to the relevant Offer, Noteholders must validly tender their Notes by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by 5.00 p.m. CET on 15 May 2013 (the Expiration Deadline). A separate Tender Instruction must be completed on behalf of each beneficial owner and in respect of each Series.

Tender Instructions must be submitted in respect of a minimum nominal amount of Notes of the relevant Series of no less than €1,000 in respect of the 2014 Notes, €3.23 in respect of the 2015 Notes and €50,000 in respect of the 2016 Notes, being the minimum denomination of each respective Series, and may thereafter be submitted in integral multiples of €1,000, in the case of the 2016 Notes or the minimum nominal amount in respect of the 2014 Notes and the 2015 Notes.

Tender Instructions will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum

Indicative Timetable

The times and dates below are indicative only.

Events	Times and Dates
(All times are CET)

Commencement Date	30 April 2013
Expiration Deadline	5.00 p.m. 15 May 2013
Results Announcement Date	16 May 2013 at or around 11.00 a.m.
Settlement Date	21 May 2013

The above times and dates are subject to the right of the Company to extend, re-open, amend, and/or terminate each of the Offers (subject to applicable law and as provided in the Tender Offer Memorandum).

Whether or not the Offers are completed, the Company may, to the extent permitted by applicable law, continue to acquire, from time to time during or at any time after the Offers, Notes other than pursuant to the Offers upon such terms and at such prices as they may determine, which could be for cash or other consideration or otherwise, whether funded out of the Company’s own resources or through subsequent financing transactions, on terms more or less favourable than those contemplated in the relevant Offer(s).

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would need to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, each of the Offers before the deadlines specified in the Tender Offer Memorandum. The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above.

Announcements

Unless stated otherwise, announcements in connection with the 2014 Offer and the 2016 Offer will be made (i) by publication on the website of the Luxembourg Stock Exchange at www.bourse.lu and (ii) by the delivery of notices to the Clearing Systems for communication to Direct Participants. Unless stated otherwise, announcements in connection with the 2015 Offer will be made public through the Notifying News Service(s), through the Clearing Systems, on the Luxembourg Stock Exchange website at www.bourse.lu and by way of a Euronext Paris notice. Such announcements may also be found on the relevant Reuters Insider screen and shall be made by the issue of a press release to a Notifying News Service. Copies of all such announcements, press releases and notices can also be obtained upon request from the Tender Agent, the contact details for which are below. Significant delays may be experienced where notices are delivered to the Clearing Systems and Noteholders are urged to contact the Tender Agent for the relevant announcements during the course of the Offers. In addition, Noteholders may contact the Dealer Managers for information using the contact details below.

Further Information

Citigroup Global Markets Limited and Natixis have been appointed by the Company to act as Dealer Managers for the purposes of the Offers.

Citibank, N.A., London Branch has been appointed by the Company as Tender Agent for the purposes of the Offers.

Requests for information in relation to the Offers should be directed to:

The Dealer Managers

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Telephone: +44 20 7986 8969

Attention: Liability Management Group

Email: liabilitymanagement.europe@citi.com

Natixis

47 quai d’Austerlitz

75013 Paris

France

Telephone: +33 1 58 55 08 14 / +331 58 55 02 27

Attention: Liability Management Group

Email: alcatel-tender-offers@natixis.com

Requests for information in relation to delivery of Tender Instructions, and for any documents or materials relating to the Offers should be directed to:

The Tender Agent

Citibank, N.A., London Branch

Citigroup Centre

Canary Wharf

London E14 5LB

United Kingdom

Telephone: +44 (0) 20 7508 3867

Attention: Exchange Team

Email: exchange.gats@citi.com

Disclaimer

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own financial advice, including in respect of any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the relevant Offer(s). None of the Company, the Dealer Managers or the Tender Agent makes any recommendation whether Noteholders should tender Notes pursuant to the Offers.

Offer And Distribution Restrictions

This announcement and the Tender Offer Memorandum do not constitute an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Tender Offer Memorandum comes are required by each of the Company, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

United States

The Offers are not being made, and will not be made, directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States or to any U.S. Person (as defined in Regulation S of the United States Securities Act of 1933, as amended (each a U.S. Person)). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Notes may not be tendered in the Offers by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States or by, or by any person acting for the account or benefit of, a U.S. Person. Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any persons located or resident in the United States or to any U.S. Person. Any purported tender of Notes in the Offers resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by, or by any person acting for the account or benefit of, a U.S. Person or by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each holder of Notes participating in an Offer will represent that it is not a U.S. Person, it is not located in the United States and is not participating in such Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States and is not a U.S. Person. For the purposes of this and the above paragraph, United States means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other document or materials relating to the Offers have been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. The Offers are being carried out in Italy as an exempted offers pursuant to article 101-bis, paragraph 3- bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 4, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the Issuer’s Regulation), or, in the case of the Offer in respect of the 2015 Notes, article 35-bis, paragraph 3 of the Issuer’s Regulation.Holders or beneficial owners of the Notes other than the 2015 Notes that are located in Italy can tenderNotes for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

In the case of the 2015 Notes, the relevant Offer can be addressed to investors located in Italy that qualify as qualified investors (investitori qualificati), as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of the Issuer’s Regulation. Holders or beneficial owners of the 2015 Notes that are located in Italy and qualify as qualified investors (investitori qualificati) can tender the 2015 Notes for purchase through authorised persons and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents ormaterials relating to the Offers is not being made and such documents and/or materials have not beenapproved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Financial Promotion Order)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France (France). Neither this announcement, the Tender Offer Memorandum nor any other document or material relating to the Offers has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-4 of the French Code monétaire et financier, are eligible to participate in the Offers. This announcement and the Tender Offer Memorandum have not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

In Belgium, the Offers will not, directly or indirectly, be made to, or for the account of, any personother than to qualified investors referred to in Article 10, § 1 of the Belgian act on the public offering of investment instruments and the admission of investment instruments to trading on regulated markets dated 16 June 2006 (the Belgian Prospectus Act) or registered as such in accordance with the Royal Decree of 26 September 2006 on the extension of the concept of qualified investors and on the concept of institutional investors or professional investors (the Belgian Royal Decree), each acting on their own account. This announcement, the Tender Offer Memorandum or any other documentation or material relating to the Offer have not been and will not be submitted to the Financial Services and Markets Authority for approval. Accordingly, in Belgium, the Offers may not be made by way of a public offer within the meaning of article 3 of the Belgian act on public takeover offers dated 1 April 2007 (the Belgian Takeover Act) (as amended or supplemented, in each case, inter alia, by royal decree). Therefore, the Offers may not be promoted vis-à-vis, and are not being made to, any person in Belgium other than qualified investors within the meaning of article 10, § 1 of the Belgian Prospectus Act (as amended, inter alia, by royal decree) that are acting for their own account. This announcement, the Tender Offer Memorandum and any other documentation or material relating to the Offers (including memorandums, information circulars, brochures or similar documents) have not been forwarded or made available to, and are not being forwarded or made available to, directly or indirectly, any such person. With regard to Belgium, this announcement and the Tender Offer Memorandum has been transmitted only for person use by the aforementioned qualified investors and only for the purpose of the Offers. Accordingly, the information contained in this announcement and the Tender Offer Memorandum may not be used for any other purpose or be transmitted to any other person in Belgium.

Switzerland

The Offers do not constitute public offerings of securities pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations. The information presented in this announcement and the Tender Offer Memorandum does not necessarily comply with the information standards set out in the SIX Swiss Exchange listing rules. General This announcement and the Tender Offer Memorandum do not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted fromNoteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and any of the Dealer Managers or any of the Dealer Managers’ affiliates is such a licensed broker or dealer in any such jurisdiction, such Offers shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Company in such jurisdiction. In addition to the representations referred to above in respect of the United States, each Noteholder participating in the Offers will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Managers and the Tender Agent reserves the right, in its absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to an Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

Alcatel-Lucent: Results of Annual Shareholders Meeting of May 7, 2013

Appointments of CEO Michel Combes and Kim Crawford Goodman to Board of Directors ratified and renewals for Philippe Camus, Jean C. Monty and Carla Cico.

Paris, May 7, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today held its annual ordinary Shareholders Meeting in Paris. Shareholders present or represented by proxy voted, in aggregate, a total of 521.8 million shares, which represented a quorum of 22.97 per cent. They approved all proposed resolutions as part of the ordinary meeting.

The Shareholders’ Meeting thus approved the 2012 statutory financial statements of the parent company and consolidated financial statements, and decided to transfer to retained earnings its 2012 result.

The meeting also ratified the appointments of Michel Combes (Chief Executive Officer, Alcatel-Lucent) and Kim Crawford Goodman (non-executive director), as well as renewed the mandates of Philippe Camus (Chairman), Jean C. Monty (Vice-Chairman) and Carla Cico for a further three years, and appointed Gilles Le Dissez as a Board observer.

The Shareholders Meeting also approved terms regarding the pension benefits and termination rights of Michel Combes, as announced in the press release of March 14, 2013.

The resolutions, as part of the Extraordinary Meeting which have not been submitted to the vote and due to the quorum threshold not being met, will be submitted at a new meeting to be called in the next two months.

The Shareholders’ Meeting presentations will be available for replay from today in the evening on Alcatel-Lucent’s Investor pages at: http://www.alcatel-lucent.com/investors.

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ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance.  In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

2

Alcatel-Lucent and Alcatel-Lucent USA Inc. announce Alcatel-Lucent USA Inc.’s offer to purchase 2.875% Series B convertible senior debentures due in 2025

Paris, France, May 14, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) has announced today that on June 17, 2013, its wholly-owned subsidiary, Alcatel-Lucent USA Inc., will accept for purchase 2.875% Series B convertible senior debentures due in 2025 at the option of their holders.

Alcatel-Lucent USA is making the offer to purchase as required by the terms of the indenture governing the debentures. The purchase price will be $1,000 per $1,000 principal amount of debentures validly surrendered for purchase and not validly withdrawn, plus any accrued and unpaid interest.

Accrued interest on the debentures up to June 15, 2013*, will be paid on June 17, 2013 to those holding the debentures as of the close of business on June 1, 2013. Accordingly, Alcatel-Lucent USA expects that there will be no accrued and unpaid interest due as part of the purchase price.

If all outstanding debentures are surrendered for purchase, the nominal aggregate purchase price will be $765 million.

Debenture holders may exercise their option to require Alcatel-Lucent USA to purchase their debentures by complying with transmittal procedures prior to expiration of the tender offer on Wednesday, June 12, 2013.

During periods or events described in the indenture governing the debentures (including if Alcatel-Lucent USA calls the debentures for redemption), the debentures are convertible into American depositary shares of Alcatel-Lucent and cash in lieu of fractional depositary shares. The debentures currently are not eligible for conversion.

Debenture holders are advised that questions related to the surrender of debentures covered by the tender offer should be directed to BNY Mellon, the paying agent for the tender offer, at 212-815-5283.

*Interest payment date under the indenture governing the debentures.

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ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance.  In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. Forward-looking statements represent our management’s judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “target,” “seek,” “project,” “could,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements, other than statements of historical fact, in this press release regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements.

You should read these forward-looking statements carefully because they discuss our expectations about our future performance or future events, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information.

The statements in this press release are made as of May 14, 2013. Subsequent events or developments may cause our views to change.

Notwithstanding anything in this press release, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

2

Paris, 16 may 2013

ALCATEL-LUCENT ANNOUNCES THE RESULTS OF ITS TENDER OFFER PROCESS

Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum dated 30 April 2013 (the Tender Offer Memorandum).

As at the Expiration Deadline of 5pm CET on 15 May 2013, an aggregate nominal amount of EUR726,270,605.49 of Notes had been validly tendered in the Offers.

The Company has decided to accept for purchase an aggregate nominal amount of EUR440,726,304.05 of Notes as set out below. In respect of the 2015 Notes and 2016 Notes, all Notes validly tendered at or below the applicable Purchase Price have been accepted in full.

Notes	ISIN	Series Acceptance Amount	Purchase Price	Accrued Interest
2014 Notes	FR0010070805	€172,033,000.00	104.50 per cent.	0.768 per cent. of the nominal amount of the relevant 2014 Notes
2015 Notes	FR0010798371	€193,450,304.05	€3.33 per Note of par value €3.23	€0.062 per Note of par value €3.23 as included in the 2015 Purchase Price
2016 Notes	XS0564563921	€75,243,000.00	106.50 per cent.	2.975 per cent. of the nominal amount of the relevant 2016 Notes

The expected Settlement Date for the Offers is 21 May 2013. Notes repurchased by the Company pursuant to the Offers will be cancelled.

As the 2015 Notes repurchased represent less than 20 per cent. of the number of 2015 Notes initially issued, the Company will not undertake a standing repurchase order for holders of the outstanding 2015 Notes.

However, the Company reserves the right to continue to repurchase 2015 Notes, as well as 2014 Notes and 2016 Notes, off-market or in the market.

1

If (i) the Company were to subsequently repurchase 2015 Notes resulting in the Company having repurchased a total of at least 30 per cent. of the initial aggregate nominal amount of the 2015 Notes, or (ii) the Company were to subsequently repurchase 2015 Notes resulting in between 20 per cent. and 30 per cent. of the initial aggregate nominal amount of the 2015 Notes, and during any subsequent 12 month rolling period, the Company repurchases 2015 Notes representing in aggregate 10 per cent. or more of the initial aggregate nominal amount of the 2015 Notes, the Company will undertake to implement, within two trading days of the completion of any such repurchase resulting in the Company having repurchased a total of at least 30 per cent. of the 2015 Notes initially issued, or resulting in an aggregate of 10 per cent. of 2015 Notes having been repurchased over a 12 month rolling period, as the case may be, a standing repurchase order for a period of at least five consecutive trading days at a repurchase price per 2015 Note equal to (i) the highest purchase price (less accrued and unpaid interest) of the purchases made by the Company over the last twelve months and (ii) the accrued and unpaid interest on the 2015 Note since the interest payment date preceding the repurchase date until the repurchase date.

Citigroup Global Markets Limited and Natixis are acting as Dealer Managers and Citibank, N.A., London Branch is acting as Tender Agent.

DEALER MANAGERS

Citigroup Global Markets Limited	Natixis
Citigroup Centre	47 quai d’Austerlitz
Canada Square	75013 Paris
Canary Wharf	France
London E14 5LB
United Kingdom
Telephone: +44 20 7986 8969	Attention:
Attention: Liability Management Group	Telephone: +33 (0)1 58 55 08 14 / +33 (0)1 58 55 02 27
Email: liabilitymanagement.europe@citi.com	Email: alcatel-tender-offers@natixis.com

TENDER AGENT

Citibank, N.A., London Branch
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Telephone: +44 (0) 20 7508 3867
Attention: Exchange Team
Email: exchange.gats@citi.com

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or sell any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum

2

in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required by the Company, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restriction.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance.  In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamna@alcatel-lucent.com	T: +33 (0)1 ‘à 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

3

Results of Extraordinary Shareholders’ Meeting, May 29, 2013

Approval of reduction of nominal value of the ALU share

Paris, May 29, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today held an Extraordinary Shareholders Meeting on second call in Paris, in order to submit to a vote three outstanding resolutions which could not be adopted at the previous shareholders’ meeting on May 7, due to a lack of quorum.

All three resolutions were approved by more than 90% votes FOR, in particular the reduction of the Company’s capital, to be carried out by reducing the nominal value of its shares from €2 to €0.05. Shareholders present or represented by proxy voted, in aggregate, a total of 607 million shares, which represented a quorum of 26.72 per cent.

Full details of the resolutions voted on today can be found online on Alcatel-Lucent’s Investor Relations pages at http://www.alcatel-lucent.com/investors.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance.  In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

1

Alcatel-Lucent announces preliminary results of Alcatel-Lucent USA Inc.’s offer to purchase 2.875% Series B convertible senior debentures due in 2025

Paris, France, June 13, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) has announced today the preliminary results of the offer to purchase by its wholly owned subsidiary, Alcatel-Lucent USA Inc., its 2.875% Series B convertible senior debentures due in 2025 at the option of their holders*.  Alcatel-Lucent USA Inc. made the offer to purchase pursuant to the terms of the indenture governing the debentures.  The tender offer expired at 11:59 p.m., New York City time, on June 12, 2013.

BNY Mellon, the trustee and paying agent for the tender offer, received $763,828,000 aggregate principal amount of debentures validly surrendered and not validly withdrawn.  Alcatel-Lucent USA Inc. will accept for purchase such debentures, representing approximately 99.8% of all outstanding debentures, on June 17, 2013.  Alcatel-Lucent USA Inc. will deposit the $763,828,000 aggregate purchase price for such debentures with the paying agent, in cash, no later than June 17, 2013.

The aggregate principal amount of debentures validly surrendered and not validly withdrawn is subject to verification by BNY Mellon.  The final results of the tender offer will be announced on June 17, 2013.

Debenture holders are advised that questions related to the surrender of debentures covered by the tender offer should be directed to BNY Mellon, the paying agent for the tender offer, at 212-815-5283.

* The purchase price for the debentures is $1,000 per $1,000 principal amount of debentures, plus any accrued and unpaid interest up to, but not including, June 15, 2013, the interest payment date under the indenture governing the debentures.

1

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance.  In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements represent our management’s judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “target,” “seek,” “project,” “could,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements, other than statements of historical fact, in this press release regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements.

You should read these forward-looking statements carefully because they discuss our expectations about our future performance or future events, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information.

The statements in this press release are made as of June 13, 2013. Subsequent events or developments may cause our views to change.

2

Alcatel-Lucent announces final results of Alcatel-Lucent USA Inc.’s offer to purchase 2.875% Series B convertible senior debentures due in 2025

Paris, France, June 17, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) has announced today the final results of the offer to purchase, by its wholly owned subsidiary, Alcatel-Lucent USA Inc., its 2.875% Series B convertible senior debentures due in 2025 at the option of their holders*.  Alcatel-Lucent USA Inc. made the offer to purchase pursuant to the terms of the indenture governing the debentures. The tender offer expired at 11:59 p.m., New York City time, on June 12, 2013.

BNY Mellon, the trustee and paying agent for the tender offer, received $763,828,000 aggregate principal amount of debentures validly surrendered and not validly withdrawn. Alcatel-Lucent USA Inc. has accepted for purchase such debentures, representing approximately 99.8% of all outstanding debentures. Alcatel-Lucent USA Inc. has deposited the $763,828,000 aggregate purchase price for such debentures with the paying agent, in cash.

Debenture holders are advised that questions related to the surrender of debentures covered by the tender offer should be directed to BNY Mellon, the paying agent for the tender offer, at 212-815-5283.

* The purchase price for the debentures is $1,000 per $1,000 principal amount of debentures, plus any accrued and unpaid interest up to, but not including, June 15, 2013, the interest payment date under the indenture governing the debentures.

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ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance.  In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements represent our management’s judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “target,” “seek,” “project,” “could,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements, other than statements of historical fact, in this press release regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements.

You should read these forward-looking statements carefully because they discuss our expectations about our future performance or future events, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information.

The statements in this press release are made as of June 17, 2013. Subsequent events or developments may cause our views to change.

2

Alcatel-Lucent launches ‘The Shift Plan’ to focus on IP Networking and Ultra-Broadband Access

•                  The Shift Plan to reposition Alcatel-Lucent from a telecommunications equipment generalist to an industrial specialist in IP Networking  and Ultra-Broadband Access (mobile and fixed) at the heart of next-generation networks

•                  The Shift Plan to refocus Group innovation, with IP Networking and Ultra-Broadband Access representing 85% of R&D investment in 2015

•                  The Shift Plan to apply a clearly differentiated management approach to Core Networking segment (IP routing, IP  transport, IP  platforms and associated services) businesses managed for growth, and Access segment- including wireless and fixed access — and “other” segment, managed for cash and focused on Ultra-Broadband Access

-                    Core Networking segment: more than 15% increase in revenues targeted to over Euro 7 billion in 2015 (2012: Euro 6.1 billion); more than 12.5% (2012: 2.4%) targeted operating margin in 2015

-                    Access and “other” segment: over Euro 250 million targeted segment operating cash flow in 2015 (2012: Euro 115 million cash negative)

•                  The Shift Plan targets Euro 1 billion in fixed cost savings and asset sales of more than Euro 1 billion over 2013-2015

•                  The Shift Plan targets Euro 2 billion in debt reprofiling over 2013-2015 and future debt reduction of Euro 2 billion

Paris, June 19, 2013 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announces ‘The Shift Plan’, a detailed three-year plan to reposition the Company as a specialist provider of IP Networking and Ultra-Broadband Access, the high-value equipment and services that lie at the heart of the high-performance networks of tomorrow.

The Shift Plan will mobilize the full range of Alcatel-Lucent’s assets and resources to achieve a decisive shift in the Group’s industrial focus that will concentrate the Company on the priorities of its telecommunications customers as they deploy next-generation networks to address the explosive growth in bandwidth-hungry data traffic. This new focus on the fast-growing business segments of IP Networking, cloud technologies and Ultra-Broadband Access will be delivered by a management team organized around full profit-and-loss (P&L) and cash accountability.

Importantly, The Shift Plan entails a clearly differentiated approach to the management of high-growth businesses — Core Networking — as opposed to those that will be managed with cash generation as the clear priority. The ‘managed for cash’ businesses will include key wireless, fixed access and other businesses that will play an important role in the Company’s medium and long-term development. Specifically, the Company expects that this will create enhanced opportunities for its LTE and ‘FTTx’ businesses.

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The Shift Plan will capitalize on Alcatel-Lucent’s recognized innovation assets, particularly its research laboratories, Bell Labs, while equipping the Company with the appropriate means to fulfill its ambitions.

The key components of The Shift Plan include:

•                  A refocusing of the Group’s R&D spending on IP Networking and Ultra-Broadband Access with an increased emphasis on co-development with major customers and partners, while at the same time significantly reducing spend on legacy technologies

•                  Euro 1 billion in targeted reductions in the Group’s fixed cost structure concentrated on actions to reduce sales, general and administrative (SG&A) expenses, refocus  R&D and improve operational efficiencies

•                  Selective asset sales intended to generate at least Euro 1 billion over the period of the plan

•                  Aiming at reprofiling the Group’s debt (Euro 2 billion) and, once the Company has clearly demonstrated the successful execution of The Shift Plan, a future reduction in debt (Euro 2 billion), to guarantee over the long-term financial sustainability.

Commenting on The Shift Plan, Alcatel-Lucent CEO Michel Combes said: “Today we are taking comprehensive action to position Alcatel-Lucent at the heart of the digital ecosystem, a place from which we will be able properly to capitalize on our many strengths. The Shift Plan is fundamentally an industrial plan that also addresses the Group’s operational and financial challenges by putting in place a strong and fully accountable leadership team with clear goals and the appropriate levers to deliver on these goals and on our commitments to all stakeholders.”

Michel Combes added: “With The Shift Plan, which is designed to be self-funding, we are aligning realistic and deliverable ambitions with our core competencies. Over the next three years we are targeting Euro 1 billion of fixed costs savings, and carefully defined and timed asset sales expected to generate at least an additional Euro 1 billion.”

Under The Shift Plan, Alcatel-Lucent is planning to grow its revenues in Core Networking by more than 15%, from Euro 6.1 billion in 2012 to over Euro 7 billion in 2015, while lifting its operating margins in this segment from 2.4% in 2012 to more than 12.5% in 2015.

Over the same period, a strategic focus on cash management in wireless, fixed access and other businesses — emphasizing investment in 4G LTE, vectoring and fiber-based access systems while significantly reducing R&D spending on legacy technologies — is expected to deliver positive segment operating cash flow of more than Euro 250 million in 2015.

Michel Combes, who was appointed CEO on April 2, 2013, also announced that effective July 1, Philippe Guillemot is joining Alcatel-Lucent’s Leadership team as Senior Executive Vice President, Operations. Philippe Guillemot is a highly-regarded professional who has worked for a number of major, global businesses including Michelin and Valeo, where he held senior executive roles. He was also Chairman and CEO of Areva T&D.

Pending the appropriate information and consultation processes in a number of countries, Alcatel-Lucent’s management structure will be reorganized into four main business lines: IP Routing & Transport, IP Platforms, Wireless and Fixed Networks. These businesses will be supported by group-wide functions focused on Operations, Sales and Strategy & Innovation.

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The Shift Plan in detail:

An IP Networking and ultra-broadband specialist

Alcatel-Lucent aims to refocus to manage for growth its IP Routing, IP Transport and IP Platforms businesses and associated services. Alcatel-Lucent also plans to focus its Wireless and Fixed Access businesses on Ultra-Broadband access and manage these businesses — as well as its Other Businesses Segment — for their ability to generate cash under the plan.

The Shift Plan reflects fast-changing trends in the telecommunications industry, where service providers and large-scale Internet concerns handle ever-expanding volumes of data as the market migrates from networks built largely for voice communications. Under the Plan, Alcatel-Lucent is adapting to the evolving market by placing its IP, cloud and ultra-broadband portfolio at the center of its operations. This will include WDM, 100G, IMS and customer experience product lines, as well as the ‘FTTx’ group of fiber-based connectivity technologies serving homes, businesses and other types of premises, vectoring, the 4G LTE mobile wireless access and small-cells.

Alcatel-Lucent’s Bell Labs will serve as the innovation engine to facilitate growth in these key areas. Research and Development (R&D) will be concentrated on IP Networking and Ultra-Broadband Access, with an 8% increase in R&D from 2013 through 2015, these areas representing 85% of R&D investment in 2015. Exits from legacy technologies are to be accelerated in close cooperation with the relevant customers. The Company also plans to focus on in-house start-ups, as well as on partnerships and co-developments (such those as in cyber-security).

Customer focus

Alcatel-Lucent’s new product and platform emphasis is expected to enable it to target a wider range of customers beyond its traditional base of large telecommunications operators.

The Company plans to redesign its sales and marketing strategy to take advantage of the new portfolio focus, identifying new and profitable market segments where Alcatel-Lucent’s leading-edge innovations in IP and cloud will allow it to better address Tier 2 to Tier 4 service providers, benefit from all-IP networks transformation with MSOs (Mobile Service Operators), and address the telecommunications needs of web-scale customers and extra-large enterprises.

The Company expects that successful implementation of The Shift Plan will improve Alcatel-Lucent’s go-to-market approach, resulting in a business that is better leveraged.  Targeted improvements will be made in key metrics, such as the number of sites and an increased ratio of sales through channels.

Path to financial sustainability

By refocusing on Core Networking, Alcatel-Lucent aims to deliver - in 2015 - revenues of more than Euro 7 billion from these businesses with an operating margin exceeding 12.5%. The Access segment (including patent licensing and managed services) and Other businesses segment (including Enterprise) are expected to generate a positive segment operating cash flow of more than Euro 250 million by 2015.

Alcatel-Lucent aims at reducing its fixed-cost base by Euro 1 billion between 2013 and 2015 through the adoption of direct-channel operations, additional consolidation of SG&A (sales, general and administration) functions, and by refocusing its R&D capacity.  Other actions will be undertaken to reduce the Company’s real estate footprint, and drive efficiencies in project delivery, back-office IT systems, supply chain management, manufacturing and procurement.

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Further exceptional cash inflows of at least Euro 1 billion are expected from the selective monetization of assets, including potential disposals, over the period of The Shift Plan.

Following the establishment of a dedicated profit center for Alcatel-Lucent’s intellectual property portfolio, the Company also plans to adopt an entrepreneurial approach to licensing in order to develop a solid revenue stream from its library of more than 30,000 patents and 16,000 applications.

On a cash basis, The Shift Plan is expected to be self-funding over the 2013-2015 period.

The Plan also includes a Euro 2 billion reprofiling of the Company’s debt over 2013-2015 by actively capitalizing on attractive international debt market opportunities. Once the Company has clearly demonstrated the successful execution of the Shift plan, it plans to seek a reduction of its debt by approximately Euro 2 billion including through further asset disposals or through access to the equity markets in order to support its long-term strategic goals.

The outlook and objectives for Alcatel-Lucent included in The Shift Plan replace the outlook referenced in the section 6.8 of the Company’s 2012 Document de Référence.

New Management and Operational structure

The Shift Plan implementation entails the reorganization of Alcatel-Lucent, subject to relevant information and consultation processes applicable in certain countries.

As part of this new organization, the Company will be managed by a new Leadership Team headed by CEO Michel Combes. The team will be organized as follows:

Business Lines

-                    Basil Alwan, IP Routing & IP Transport

-                    Andrew Mcdonald, IP Platforms

-                    David Geary, Wireless

-                    Federico Guillen, Fixed Networks

Transversal functions

-                    Philippe Guillemot, Operations

-                    Philippe Keryer, Strategy & Innovation

-                    Robert Vrij, Sales

Corporate functions

-                    Nicole Gionet, Human Resources

-                    Tim Keller, Legal

-                    Paul Tufano, CFO of Alcatel-Lucent, will step down from his role once implementation of The Shift Plan is under way.

Michel Combes said: “Paul has played a pivotal role in the Company’s financial stabilization. We are extremely grateful for his dedication as CFO over close to five years. Paul has chosen to move on for personal reasons, and we wish him the success he deserves in doing so. In the meantime, we will work closely together to ensure a smooth succession to a new CFO.”

Michel Combes concluded: “The Shift Plan redefines Alcatel-Lucent’s industrial identity and clarifies its role in the technology ecosystem. The goal is now set, and we can focus, with all the Alcatel-Lucent employees, on its delivery and on finally fulfilling the Company’s potential to create substantial and enduring industrial, social and financial value for all stakeholders.”

Editorial note : Implementation of a number of initiatives included in The Shift Plan is subject to the relevant information and consultation processes applicable in various geographies.

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ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry.

Alcatel-Lucent innovations are regularly recognized by international institutions for their positive impact on society. In 2012 and for the second year running, Alcatel-Lucent was named one of the Thomson Reuters Top 100 Global Innovators, recognition for the company’s continued addition to its world-class patent portfolio, one of the largest in the telecom industry. Alcatel-Lucent has also been recognized for its sustainability performance.  In 2012 the company was ranked Technology Supersector Leader by the Dow Jones Sustainability Index. Through its innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission of Realizing the Potential of a Connected World.

With operations throughout the world, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 14.4 billion in 2012 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

Safe Harbor

Forward-looking statements

Except for historical information, all other information herein consists of forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example “encouraging trends in the marketplace”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad trends not within our control such as the economic climate in the world, and in particular in those geographical areas where we are most active. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand being as expected, of which a continued significant growth in some of our activities, our ability to obtain the price we estimated by a given date for those activities we want to divest, to improve our level of free cash-flow, or to achieve all the goals of our Shift Plan, including headcount reduction, site rationalization, and to exit unprofitable contracts and market at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, (1) the failure of our Shift plan to yield intended results and our inability to transform ourselves successfully into a cash generative business; (2) our failure to align our strategic plans with the direction of our customers’ investments, including by properly managing the timing and

5

volume of network roll-outs or product introductions; (3) fluctuations in demand in the telecommunications industry due to the timing of customers’ technology deployment, roll-outs and purchases and the impact of the economic environment thereon; (4) our inability to procure financing for our operations at an affordable cost or at all; (5) our exposure to the credit and commercial risk of customers; (6) the costs and risks associated with pension and post-retirement benefit obligations and our inability to avoid unexpected contributions to such plans; (7) our inability to reduce market and currency exchange risk through the use of derivative financial instruments; (8) impairment of goodwill or other intangible assets; (9) our inability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted; (10) our reliance on a limited number of suppliers for the components we need; (11) our vulnerability to information system risks, data protection breaches, cyber-attacks and industrial espionage; (12) our inability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses; (13) our failure to detect defects, errors, failures and quality issues that could affect customer satisfaction and any resulting reputational harm; (14) rapid changes to existing regulations or technical standards; (15) our reliance on a limited number of customers and the risks inherent in long-term sales agreements; (16) the social and political risks we may encounter in any region of our global operations; (17) our inability to prevent damage to existing undersea infrastructure in the course of installing and maintaining other telecommunications cable networks; (18) existing and future litigation; (19) our inability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing, on a profitable basis, our patent portfolio); (20) risks inherent to joint venture management; and (21) compliance with environmental, health and safety laws, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2012, as well as other filings by Alcatel-Lucent with the U.S. Securities and Exchange Commission. Except as required under the U.S. federal securities laws and the rules and regulations of the U.S. Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

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APPENDIX 2

2013 INTERIM STATEMENTS

ALCATEL-LUCENT

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AT MARCH 31, 2013

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS		3
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME		4
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		5
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS		6
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY		7
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS		8
NOTE 1.	Summary of accounting policies	8
NOTE 2.	Principal uncertainties regarding the use of estimates	9
	a/ Valuation allowance for inventories and work in progress	9
	b/ Impairment of customer receivables	10
	c/ Capitalized development costs, other intangible assets and goodwill	10
	d/ Impairment of property, plant and equipment	12
	e/ Provisions for warranty costs and other product sales reserves	13
	f/ Deferred taxes	13
	g/ Pension and retirement obligations and other employee and post-employment benefit obligations	13
	h/ Accounting treatment of convertible bonds	16
	i/ Restructuring reserve and impact on goodwill impairment test	16
NOTE 3.	Changes in consolidated companies	17
NOTE 4.	Change in accounting policy and presentation	17
	a/ Change in accounting policy	17
	b/ Change in presentation	21
NOTE 5.	Information by operating segment and by geographical segment	21
	a/ Information by operating segment	22
	b/ Reconciliation to consolidated financial statements	22
	c/ Products and Services revenues	23
	d/ Information by geographical segment	23
	e/ Concentrations	23
NOTE 6.	Revenues	23
NOTE 7.	Share-based payments	24
NOTE 8.	Financial income (loss)	24
NOTE 9.	Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale	24
NOTE 10.	Income tax	26
NOTE 11.	Earnings per share	26
	a/ Number of shares comprising the capital stock	26
	b/ Earnings per share calculation	26
	c/ Ordinary shares	27
	d/ Shares subject to future issuance	27
NOTE 12.	Investments in net assets of equity affiliates & interests in other entities	28
	a/ Investment in net assets of equity affiliates	28
	b/ Change in investment in net assets of equity affiliates	28
NOTE 13.	Operating working capital	28
NOTE 14.	Compound financial instruments	29
NOTE 15.	Provisions	30

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	a/ Balance at closing	30
	b/ Change during the first quarter 2013	30
	c/ Analysis of litigation provisions	31
	d/ Analysis of restructuring provisions	31
	e/ Restructuring costs	31
NOTE 16.	Financial debt	32
	a/ Bonds and credit facilities	32
	b/ Analysis by maturity date and type of rate	34
	c/ Credit rating	34
	d/ Bank credit agreements	35
NOTE 17.	Fair value hierarchy	36
NOTE 18.	Financial assets transferred	37
	a/ Receivables transferred that are not derecognized in their entirety	37
	b/ Receivables sold without recourse	37
NOTE 19.	Pensions, retirement indemnities and other post-retirement benefits	37
NOTE 20.	Notes to consolidated statements of cash flows	40
	a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes	40
	b/ Free cash flow	40
	c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities	40
NOTE 21.	Contingencies	40
NOTE 22.	Events after the statement of financial position date	41
NOTE 23.	Quarterly information (unaudited)	42

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UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of euros except per share information)	Notes	Q1 2013	Q1 2012(1)	2012(1)
Revenues	(5) & (6)	3,226	3,207	14,449
Cost of sales (2)		(2,279)	(2,237)	(10,108)
Gross profit		947	970	4,341
Administrative and selling expenses (2)		(542)	(634)	(2,390)
Research and development expenses before capitalization of development expenses		(609)	(623)	(2,432)
Impact of capitalization of development expenses		2	(3)	(12)
Research and development costs (2)		(607)	(626)	(2,444)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(5)	(202)	(290)	(493)
Restructuring costs (2)	(15)	(122)	(75)	(489)
Litigations	(15c)	(2)	1	2
Gain/(loss) on disposal of consolidated entities		2	—	11
Impairment of assets		—	—	(894)
Post-retirement benefit plan amendments	(19)	55	—	204
Income (loss) from operating activities		(269)	(364)	(1,659)
Interest related to gross financial debt		(117)	(85)	(356)
Interest related to cash and marketable securities		19	20	78
Finance cost	(8)	(98)	(65)	(278)
Other financial income (loss)	(8)	(54)	(55)	(397)
Share in net income (losses) of equity affiliates		2	1	5
Income (loss) before income tax and discontinued operations		(419)	(483)	(2,329)
Income tax (expense) benefit	(10)	51	81	(425)
Income (loss) from continuing operations		(368)	(402)	(2,754)
Income (loss) from discontinued operations	(9)	(1)	659	666
Net Income (Loss)		(369)	257	(2,088)
Attributable to:
- Equity owners of the parent		(353)	259	(2,011)
- Non-controlling interests		(16)	(2)	(77)
Net income (loss) attributable to the equity owners of the parent per share (in euros)
- Basic earnings (loss) per share	(11)	(0.16)	0.11	(0.89)
- Diluted earnings (loss) per share	(11)	(0.16)	0.10	(0.89)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
- Basic earnings (loss) per share		(0.16)	(0.18)	(1.18)
- Diluted earnings (loss) per share		(0.16)	(0.18)	(1.18)
Net income (loss) of discontinued operations per share (in euros)
- Basic earnings (loss) per share		0.00	0.29	0.29
- Diluted earnings (loss) per share		0.00	0.23	0.24

(1)   2012 and Q1 2012 consolidated financial statements are re-presented to reflect the impacts of the retroactive application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2)   Classification of share-based payments between cost of sales, administrative and selling expenses, research & development costs and restructuring costs is provided in Note 7.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of euros)	Notes	Q1 2013	Q1 2012(1)	2012(1)
Net income (loss) for the year		(369)	257	(2,088)
Items to be subsequently reclassified to Income Statement		113	(186)	(4)
Financial assets available for sale		—	10	16
Cumulative translation adjustments		113	(212)	(34)
Cash flow hedging		—	16	14
Tax on items recognized directly in equity		—	—	—
Items that will not be subsequently reclassified to Income Statement		514	367	71
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	(19)	503	386	172
Tax on items recognized directly in equity		11	(19)	(101)
Other adjustments		—	—	—
Other comprehensive income (loss) for the period		627	181	67
Total comprehensive income (loss) for the period		258	438	(2,021)
Attributable to:
- Equity owners of the parent		251	461	(1,933)
- Non-controlling interests		7	(23)	(88)

(1)   2012 and Q1 2012 consolidated financial statements are re-presented to reflect the impacts of the retroactive application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

4

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of euros)	Notes	March 31, 2013	March 31, 2012(1)	December 31, 2012(1)	January 1, 2012(1)
ASSETS
Non-current assets:
Goodwill		3,887	4,312	3,820	4,389
Intangible assets, net		1,178	1,654	1,175	1,774
Goodwill and intangible assets, net		5,065	5,966	4,995	6,163
Property, plant and equipment, net		1,129	1,175	1,133	1,232
Investment in net assets of equity affiliates	(12)	32	27	29	21
Other non-current financial assets, net		344	560	341	541
Deferred tax assets		1,081	1,579	985	1,953
Prepaid pension costs	(19)	2,808	2,736	2,797	2,765
Other non-current assets		441	292	428	296
Total non-current assets		10,900	12,335	10,708	12,971
Current assets:
Inventories and work in progress, net	(13)	1,980	2,059	1,940	1,975
Trade receivables and other receivables, net	(13)	2,578	3,036	2,860	3,407
Advances and progress payments, net	(13)	53	70	53	64
Other current assets		870	879	726	976
Current income taxes		87	124	118	129
Marketable securities, net	(16)	2,500	1,745	1,528	939
Cash and cash equivalents	(16)	3,749	3,482	3,401	3,533
Current assets before assets held for sale		11,817	11,395	10,626	11,023
Assets held for sale and assets included in disposal groups held for sale	(9)	2	23	20	202
Total current assets		11,819	11,418	10,646	11,225
Total assets		22,719	23,753	21,354	24,196

(In millions of euros)	Notes	March 31, 2013	March 31, 2012(1)	December 31, 2012(1)	January 1, 2012(1)
EQUITY AND LIABILITIES
Equity:
Capital stock (€2 nominal value: 2,329,431,233 ordinary shares issued at March 31, 2013, 2,326,560,646 ordinary shares issued at March 31, 2012, 2,326,563,826 ordinary shares issued at December 31, 2012 and 2,325,383,328 ordinary shares issued at January 1, 2012)		4,659	4,653	4,653	4,651
Additional paid-in capital		16,625	16,671	16,682	16,744
Less treasury stock at cost		(1,567)	(1,567)	(1,567)	(1,567)
Accumulated deficit, fair value and other reserves		(16,692)	(14,967)	(15,248)	(15,438)
Cumulative translation adjustments		(481)	(737)	(571)	(546)
Net income (loss) - attributable to the equity owners of the parent		(353)	259	(2,011)	—
Equity attributable to equity owners of the parent		2,191	4,312	1,938	3,844
Non-controlling interests		742	724	745	747
Total equity		2,933	5,036	2,683	4,591
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(19)	4,824	5,245	5,338	5,716
Convertible bonds and other bonds, long-term	(16)	5,704	4,039	3,727	4,152
Other long-term debt	(16)	211	133	227	138
Deferred tax liabilities		900	971	889	1,017
Other non-current liabilities		235	183	177	211
Total non-current liabilities		11,874	10,571	10,358	11,234
Current liabilities:
Provisions	(15)	1,656	1,508	1,649	1,579
Current portion of long-term debt and short-term debt	(16)	779	325	851	323
Customers’ deposits and advances	(13)	596	857	718	590
Trade payables and other payables	(13)	3,541	3,657	3,726	3,893
Current income tax liabilities		129	172	145	131
Other current liabilities		1,211	1,609	1,204	1,727
Current liabilities before liabilities related to disposal groups held for sale		7,912	8,128	8,293	8,243
Liabilities related to disposal groups held for sale	(9)	—	18	20	128
Total current liabilities		7,912	8,146	8,313	8,371
Total Equity and Liabilities		22,719	23,753	21,354	24,196

(1)         2012 and Q1 2012 consolidated financial statements are re-presented to reflect the impacts of the retroactive application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

5

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of euros)	Notes	Q1 2013	Q1 2012 (1)	2012 (1)
Cash flows from operating activities:
Net income (loss) - attributable to the equity owners of the parent		(353)	259	(2,011)
Non-controlling interests		(16)	(2)	(77)
Adjustments	(20)	210	(407)	2,076
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(20)	(159)	(150)	(12)
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(13)	(36)	(155)	(123)
Trade receivables and other receivables	(13)	373	374	544
Advances and progress payments	(13)	—	(6)	10
Trade payables and other payables	(13)	(264)	(208)	(184)
Customers’ deposits and advances	(13)	(145)	250	94
Other current assets and liabilities		(56)	(60)	(174)
Cash provided (used) by operating activities before interest and taxes		(287)	45	155
Interest received		19	19	72
Interest paid		(120)	(104)	(274)
Taxes (paid)/received		(28)	1	(57)
Net cash provided (used) by operating activities		(416)	(39)	(104)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		1	9	13
Capital expenditures		(117)	(123)	(581)
Of which impact of capitalization of development costs		(59)	(68)	(270)
Decrease (increase) in loans and other non-current financial assets		1	(46)	21
Cash expenditures from obtaining control of consolidated companies or equity affiliates	(20)	—	—	4
Cash proceeds from losing control of consolidated companies	(20)	—	—	(5)
Cash proceeds from sale of previously consolidated and non-consolidated companies		—	—	26
Cash proceeds from sale (Cash expenditure for acquisition) of marketable securities		(962)	(804)	(574)
Net cash provided (used) by investing activities		(1,077)	(964)	(1,096)
Cash flows from financing activities:
Issuance/(repayment) of short-term debt	(16)	(98)	40	(47)
Issuance of long-term debt	(16)	1,917	—	18
Repayment/repurchase of long-term debt	(16)	(13)	(93)	(127)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control	(20)	—		(12)
Net effect of exchange rate changes on inter-unit borrowings (4)		(122)	75	84
Capital increase(2)		—	—	122
Dividends paid		(7)	—	(37)
Net cash provided (used) by financing activities		1,677	22	1
Cash provided (used) by operating activities of discontinued operations	(9)	3	(49)	(89)
Cash provided (used) by investing activities of discontinued operations	(9)	—	1,110	1,123
Cash provided (used) by financing activities of discontinued operations	(9)	—	1	1
Net effect of exchange rate changes		161	(141)	23
Net Increase (Decrease) in cash and cash equivalents		348	(60)	(141)
Cash and cash equivalents at beginning of period / year		3,400	3,533	3,533
Cash and cash equivalents at beginning of period / year classified as assets held for sale		1	9	9
Cash and cash equivalents at end of period / year (3)		3,749	3,482	3,400
Cash and cash equivalents at end of period / year classified as assets held for sale		—	—	1

(1)         2012 and Q1 2012 consolidated financial statements are re-presented to reflect the impacts of the retroactive application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2)         Of which € 0 million related to stock options exercised during 2012.

(3)         Includes € 792 million of cash and cash equivalents held in countries subject to exchange control restrictions as of March 31, 2013 (€ 813 million as of March 31, 2012 and € 949 million as of December 31, 2012). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

(4)         See Note 4.

6

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros and number of shares)	Number of shares (4)	Capital stock	Additional paid-in capital	Accumulated deficit	Fair value and other reserves	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non- controlling interests	TOTAL
Balance at December 31, 2011 after appropriation	2,267,163,384	4,651	16,744	(15,442)	4	(1,567)	(546)	—	3,844	747	4,591
Changes in equity for the three-month period ended March 31, 2012:
Total comprehensive income (loss) for the three-month period (1)				367	26		(191)	259	461	(23)	438
Other capital increases	1,177,318	2	(2)						—		—
Share-based payments (5)			(71)	78					7		7
Treasury stock	30,183
Dividends									—	—	—
Other adjustments									—	—	—
Balance at March 31, 2012(2)	2,268,370,885	4,653	16,671	(14,997)	30	(1,567)	(737)	259	4,312	724	5,036
Changes in equity for the last nine months of 2012
Total comprehensive income (loss) for the last nine months of 2012 (1)				(294)	4		166	(2,270)	(2,394)	(65)	(2,459)
Other capital increases	3,180	—	—						—	122	122
Share-based payments (5)			11	8					19		19
Treasury stock	9,539			1					1		1
Dividends									—	(36)	(36)
Other adjustments									—	—	—
Balance at December 31, 2012 before appropriation	2,268,383,604	4,653	16,682	(15,282)	34	(1,567)	(571)	(2,011)	1,938	745	2,683
Proposed appropriation (3)				(2,011)				2,011
Balance at December 31, 2012 after appropriation(2)	2,268,383,604	4,653	16,682	(17,293)	34	(1,567)	(571)	—	1,938	745	2,683
Changes in equity for the three-month period ended March 31, 2013
Total comprehensive income (loss) for the three-month period (1)				514			90	(353)	251	7	258
Other capital increases	2,867,407	6	(6)
Share-based payments(5)			(51)	58					7		7
Treasury stock	(2,345)
Dividends										(10)	(10)
Other adjustments				(5)					(5)		(5)
Balance at March 31, 2013	2,271,248,666	4,659	16,625	(16,726)	34	(1,567)	(481)	(353)	2,191	742	2,933

(1) See consolidated statements of comprehensive income.

(2) 2012 and Q1 2012 consolidated financial statements are re-presented to reflect the impacts of the retroactive application of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(3) The appropriation is proposed by the Board of Directors and must be approved at the Shareholders’ Meeting, to be held on May 7, 2013 before being final.

(4) See Note 11.

(5) Share-based payments are re-presented to reflect the reclassification of expired stock options from additional paid-in capital to accumulated deficit.

7

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent (formerly called Alcatel) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. On November 30, 2006, Alcatel changed its name to Alcatel-Lucent on completion of the business combination with Lucent Technologies Inc. Alcatel-Lucent was incorporated on June 18, 1898 and will be dissolved on June 30, 2086, unless its existence is extended or shortened by shareholder vote. Alcatel-Lucent’s headquarters are located at 3, avenue Octave Gréard, 75007, Paris, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges.

These unaudited interim condensed consolidated financial statements reflect the results and financial position of Alcatel-Lucent and its subsidiaries (the “Group”) as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million.

The Group develops and integrates technologies, applications and services to offer innovative global communications solutions.

On April 24, 2013, Alcatel-Lucent’s Board of Directors authorized for issuance these interim consolidated financial statements at March 31, 2013.

NOTE 1.     Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union (“EU”), as of the date when our Board of Directors authorized these consolidated financial statements for issuance.

IFRSs can be found at: www.ec.europa.eu/internal_market/accounting/ias/index_en.htm.

IFRSs include the standards approved by the International Accounting Standards Board (“IASB”), that is, International Accounting Standards (“IASs”) and accounting interpretations issued by the IFRS Interpretations Committee, formerly known as the International Financial Reporting Interpretations Committee (“IFRIC”), or issued by the former Standing Interpretations Committee (“SIC”).

As of March 31, 2013, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

•      IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements;

•      Annual Improvements to IFRSs (2009 – 2011) (issued May 2012). The EU has not yet endorsed these improvements. These improvements are either not applicable to the Group or the Group already applies them; and

•      Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (issued June 2012). This transition guidance is not applicable to the Group.

As a result, the Group’s consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed, that are mandatory in the EU as of January 1, 2013, and that the Group has adopted

•      IFRS 13 “Fair Value Measurement” (issued May 2011);

•      IAS 19 “Employee Benefits” (revised and issued June 2011);

•      Amendments to IFRS 7 “Disclosures - Offsetting Financial Assets and Financial Liabilities” (issued December 2011); and

•      Amendments to IFRS 1 “Government Loans” (issued March 2012).

8

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed, but that are only mandatory in the EU as of January 1, 2014. Nevertheless, the EU allows them to be adopted early, which the Group has done

•      IFRS 10 “Consolidated Financial Statements” (issued May 2011);

•      IAS 27 “Separate Financial Statements” (issued May 2011);

•      IFRS 11 “Joint Arrangements” (issued May 2011);

•      IAS 28 “Investments in Associates and Joint Ventures” (issued May 2011); and

•      IFRS 12 “Disclosure of Interests in Other Entities” (issued May 2011).

Published IASB financial reporting standards, amendments and interpretations applicable to the Group that the EU has endorsed but are not yet mandatory

•      Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” (issued December 2011).

Published IASB financial reporting standards, amendments and interpretations that are not yet mandatory and that the EU has not yet endorsed

The IASB published the following standards and amendments prior to March 31, 2013 that are not mandatory:

•      IFRS 9 “Financial Instruments” (issued October 2010);

•      Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date and Transition Disclosures” (issued December 2011); and

•      Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) (issued October 2012).

The accounting policies and measurement principles adopted for the unaudited interim condensed consolidated financial statements as of and for the quarter ended March 31, 2013 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2012 except that the Group now applies  IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” as described in Note 4. The Group also applies IFRS 10, IAS 27, IAS 28 and IFRS 12 but they have no impact on these financials.

Unaudited interim condensed consolidated financial statements

Seasonal nature of activity

The typical quarterly pattern in our revenues - a weak first quarter, a strong fourth quarter and second and third quarter results that fall between those two extremes — generally reflects the traditional seasonal pattern of service providers’ capital expenditures.

NOTE 2.     Principal uncertainties regarding the use of estimates

The preparation of consolidated interim financial statements in accordance with IFRSs requires that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of March 31, 2013. Subsequent facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows.

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

9

The valuation allowances are accounted for in cost of sales or in restructuring costs depending on the nature of the amounts concerned.

(In millions of euros)	March 31, 2013	March 31, 2012	December 31, 2012
Valuation allowance for inventories and work in progress on construction contracts	(460)	(459)	(449)

	Q1 2013	Q1 2012	2012
Impact of changes in valuation allowance on income (loss) before income tax and discontinued operations	(33)	(46)	(171)

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected present value of the future receipts is lower than the carrying value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or deterioration in our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables are recorded in cost of sales, or in a specific caption in the income statement relating to the impairment of assets, if such losses correspond to the criteria for separate recognition as specified in Note 1n of our 2012 audited consolidated financial statements.

(In millions of euros)	March 31, 2013	March 31, 2012	December 31, 2012
Accumulated impairment losses on customer receivables	(128)	(122)	(120)

	Q1 2013	Q1 2012	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	(8)	(2)	(5)

c/ Capitalized development costs, other intangible assets and goodwill

Goodwill amounting to €8,051 million and intangible assets amounting to €4,813 million were accounted for in 2006 as a result of the Lucent business combination, using market-related information, estimates (primarily based on risk adjusted discounted cash flows derived from Lucent’s management) and judgment (in particular in determining the fair values relating to the intangible assets acquired) and subsequently partially amortized or impaired, mostly as a result of impairment tests in 2007, 2008 and 2012 (see below). The remaining outstanding net amounts as of March 31, 2013 are €2,285 million of goodwill and €636 million of intangible assets.

Capitalized development costs

(In millions of euros)	March 31, 2013	March 31, 2012	December 31, 2012
Capitalized development costs, net	430	548	421

	Q1 2013	Q1 2012	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	—	—	(122)

The criteria for capitalizing development costs are set out in Note 1f of our 2012 audited consolidated financial statements. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects, for which costs are capitalized, and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair or write off some of the net capitalized development costs in the future.

As part of our annual goodwill impairment test in the fourth quarter of 2012, we identified indications that capitalized development costs related to our offering for GSM and CDMA technologies (both in our wireless networks product division) may be impaired. The main triggering event was the faster than anticipated replacement of these technologies by the new LTE technology. Impairment tests of these assets were therefore conducted. Capitalized development costs were subject to impairment losses of €122 million in 2012. As of December 31, 2012, the capitalized development costs for these two technologies were fully impaired or amortized.

10

Other intangible assets

(In millions of euros)	March 31, 2013	March 31, 2012	December 31, 2012
Other intangible assets, net	748	1,106	754

	Q1 2013	Q1 2012	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	—	—	(191)

Impairment tests are performed if we have indications of a potential reduction in the value of our intangible assets. Possible impairments are based on discounted future cash flows or fair values of the assets concerned. Changes in 2012 in the CDMA market conditions, where LTE technology is replacing the CDMA technology faster than predicted with corresponding impacts in the cash flows initially estimated, led to a review of other intangible assets.

As a result of this impairment test, an impairment loss on other intangible assets of €191 million was accounted for in 2012.

These impairment losses were all recorded in the Wireless Networks Product Division, including mainly €136 million of customer relationships and €50 million of CDMA acquired technology, both initially accounted for in the context of the merger with Lucent in 2006, these two assets being fully amortized or impaired as of December 31, 2012.

No impairment losses on other intangible assets were accounted for in the first quarters of 2013 or 2012.

Goodwill

(In millions of euros)	March 31, 2013	March 31, 2012	December 31, 2012
Goodwill, net	3,887	4,312	3,820

	Q1 2013	Q1 2012	2012
Impact of impairment losses in income (loss) before income tax and discontinued operations	—	—	(522)

Goodwill, net is allocated, where applicable, to groups of Cash Generating Units that are equivalent to a Product Division. As described in Note 1g of our 2012 audited consolidated financial statements, goodwill is tested for impairment at least annually. In assessing whether goodwill should be subject to impairment, the carrying value of each group of Cash Generating Units is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

The value in use of each Product Division is calculated using a five-year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each Product Division is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

•      five-year discounted cash flow analysis plus a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

•      five-year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization -  “EBITDA”) to measure discounted residual value.

The discount rate used for the 2012 annual impairment test was based on the Group’s weighted average cost of capital (WACC) of 11%. The discount rate used is an after-tax rate applied to after-tax cash flows. The use of such rate results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

IAS 36, section 96 stipulates: “The annual impairment test for cash-generating units to which goodwill has been allocated may be performed at any time during an annual period, provided the test is performed at the same date every year”. As we performed an additional impairment test in the fourth quarter of 2011 and as the figures of the budget for the next year are not known in the second quarter but are only determined in the fourth quarter, management considered it would be more efficient and relevant, beginning in 2012, to perform the annual impairment test in the fourth quarter instead of in the second quarter.

11

As indicated in Note 1g of our 2012 audited consolidated financial statements, in addition to the annual goodwill impairment tests that occur each year, impairment tests are carried out as soon as the Group has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the net assets concerned. Changes in the market conditions or in the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

Additional impairment tests in Q1 2013

No additional impairment test was performed in Q1 2013.

2012 Annual impairment test performed in Q4 2012

In accordance with our accounting policy (see Note 1g of our 2012 audited consolidated financial statements), we tested all Product Divisions for impairment as of December 31, 2012. This annual impairment test occurred during the time of a continuing deterioration in the economic environment, the competitive pricing being experienced in certain regions challenging the Group’s profitability, and the deterioration in our adjusted operating income as compared to our budget. We also revised our assumptions about the pace of the Wavelength-Division Multiplexing “WDM” ramp-up and the migration of new technologies in the Optics Division. These evolutions were reflected in our revision of the five-year forecasted cash flows and terminal values used to determine the recoverable values of certain Product Divisions.

As a result of the 2012 annual impairment tests, an impairment loss on goodwill of €522 million was accounted for in 2012, to reduce the carrying values of certain Product Divisions to recoverable value. Of the €522 million, €503 million was recorded in the Networks operating segment (of which, in the various Product Divisions, €431 million was recorded in the Optics Product Division, €64 million in Wireline Networks, and €8 million in Wireless Networks) and €19 million in the Software, Services & Solutions operating segment (of which €11 million in the Advanced Communications Solutions Product Division and €8 million in the Networks Built Division).

The recoverable values of our goodwill are based on key assumptions, which could have a significant impact on our consolidated financial statements. Such recoverable values only incorporate certain future benefits that we expect from the Performance Program, as detailed in Note 2i. The key assumptions used include, among other things, the following elements:

•      discount rate of 11%;

•      perpetual growth rates ranging from 0% to 2.5%; and

•      the Performance Program launched in 2012 that aims to achieve cost savings of €1,250 million by the end of 2013 (refer to Note 2i).

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 recoverable value of all groups of Cash Generating Units that include goodwill and intangible assets by €367 million and €405 million, respectively. An increase of 0.5% in the discount rate would have led to an additional goodwill impairment loss of €60 million as of December 31, 2012.

In arriving at the recoverable value for the Optics Product Division, the following key assumptions were used:

•      discount rate of 11%;

•      perpetual growth rate of 1.5%; and

•      significant development of our WDM revenues in the coming years.

Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the December 31, 2012 recoverable value of this Product Division by €42 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, a 0.5% decrease in the perpetual growth rate would have decreased the December 31, 2012 recoverable value of this Product Division by €14 million, leading to a corresponding additional goodwill impairment loss.

Holding all other assumptions constant, if the estimated growth of our sales of WDM products were to be delayed by one year, it would have decreased the December 31, 2012 recoverable value of this Product Division by €156 million, leading to a corresponding additional goodwill impairment loss.

12

d/ Impairment of property, plant and equipment

In accordance with IAS 36 “Impairment of Assets”, when events or changes in market conditions indicate that tangible or intangible assets may be impaired, such assets are reviewed in detail to determine whether their carrying value is higher than their recoverable value (i.e. the higher of value in use and fair value less costs to sell), which could lead to recording an impairment loss. Value in use is estimated by calculating the present value of the future cash flows expected to be derived from the asset. Fair value less costs to sell is based on the most reliable information available (such as market statistics and recent transactions).

When determining recoverable values of property, plant and equipment, assumptions and estimates are made, based primarily on market outlooks, obsolescence and sale or liquidation disposal values. Any change in these assumptions can have a significant effect on the recoverable amount and can lead to a revision of recorded impairment losses.

In prior years, we have considered the planned closings of certain facilities, additional reductions in personnel and unfavorable market conditions as triggering events for the purposes of impairment testing. In 2012, we recorded an impairment loss of €59 million on property, plant and equipment, mainly in the GSM activity of the Wireless Networks Product Division, due to lower asset utilization than had been previously estimated.

No impairment losses on property, plant and equipment were accounted for in the first quarters of 2013 or 2012.

e/ Provisions for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on Alcatel-Lucent products, (ii) expected losses at contract completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

(In millions of euros) Product sales reserves	March 31, 2013	March 31, 2012	December 31, 2012
Related to construction contracts	111	93	112
Related to other contracts	378	424	398
Total	489	517	510

For further information on the impact on the income statement of changes in these provisions, see Note 15.

f/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax bases of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

(In millions of euros) Deferred tax assets recognized	March 31, 2013	March 31, 2012	December 31, 2012
Related to the United States	862	1,308	770	(1)
Related to other tax jurisdictions	219	271	215
Total	1,081	1,579	985

(1) Following the performance of the 2012 annual goodwill impairment test, a reassessment of deferred taxes, updated as of December 31, 2012, resulted in decreasing the deferred tax assets recorded in the United States compared to the situation as of December 31, 2011.

Evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1l of our 2012 audited consolidated financial statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

If future taxable results are considerably different from those forecast that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results.

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As a result of the business combination with Lucent, € 2,395 million of net deferred tax liabilities were recorded as of December 31, 2006, resulting from the temporary differences generated by the differences between the fair value of assets and liabilities acquired (mainly intangible assets such as acquired technologies) and their corresponding tax bases. These deferred tax liabilities will be reduced in future Group income statements as and when such differences are amortized. The remaining deferred tax liabilities related to the purchase price allocation of Lucent as of March 31, 2013 are € 326 million (€ 532 million as of March 31, 2012 and € 329 million as of December 31, 2012).

g/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Alcatel-Lucent’s results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, expected return on plan assets, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in this assumption would have a material impact on our financials.

Weighted average rates used to determine the pension and post-retirement expense	Q1 2013		Q1 2012	Year ended December 31, 2012
Weighted average expected rates of return on pension and post-retirement plan assets	NA	(1)	6.10%	6.05%
Weighted average discount rates used to determine the pension and post-retirement expense	3.25%		3.88%	3.67%

(1) See below “Expected return on plan assets”.

The net effect of pension and post-retirement costs included in “income (loss) before tax and discontinued operations” was a €8 million increase in pre-tax income during the first quarter 2013 (€45 million decrease in pre-tax income during the first quarter 2012 and €28 million increase in pre-tax income during 2012). Included in the €8 million increase in pre-tax income during the first quarter 2013 was €55 million booked as a result of certain changes to the U.S. retiree healthcare benefit plans (included in the €28 million increase in 2012 was €195 million booked as a result of certain changes to the U.S. retiree pension plan and to the management retiree healthcare benefit plans, and €9 million as a result of certain changes to our Swiss retiree pension plan) as described in Note 19.

Discount rates

Discount rates for Alcatel-Lucent’s U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and, for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for Alcatel-Lucent’s non U.S. plans were determined based on Bloomberg AA Corporate yields until December 31, 2012. Since Bloomberg has stopped publishing these yields, discount rates for Alcatel-Lucent’s non U.S. plans are determined based on Iboxx AA Corporate yields starting January 1, 2013.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have decreased or increased the 2012 net pension and post-retirement result by approximately €(87) million and €98 million, respectively.

Expected return on plan assets

Now that from January 1, 2013 onwards we apply IAS 19 “Employee Benefits” revised, the expected return on plan assets is no longer used as part of the calculation of the financial component of pension and post-retirement benefit costs. Instead, we now apply the net interest approach under which we calculate net interest on the net defined benefit liability (asset) using the same discount rate used to measure the defined benefit obligation. Until December 31, 2012, prior to the revision of IAS 19, the financial component for Alcatel-Lucent’s United States’ plans was updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return of plan assets was reviewed annually or upon the occurrence of a significant event such as a change in the asset allocation). Under the revised standard, the financial component is now called “net interest on the net defined benefit liability (asset)” and is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling. Each of these interest amounts is

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computed based on the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1 without any quarterly update.

Healthcare inflation trends

Regarding healthcare inflation trend rates for our U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

Participation assumptions

Our U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

As there are less and less experience data because of smaller employee pools to develop our own experience mortality assumptions, starting December 31, 2011, these assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$128 million positive effect on the benefit obligation of our U.S. management pension plan and a U.S.$ 563 million negative effect on the benefit obligation of our U.S. occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

Plan assets investment

Pursuant to a decision of our Board of Directors at its meeting on July 29, 2009, the following modifications were made to the asset allocation of our U.S. pension funds: the investments in equity securities were to be reduced from 22.5% to 15% and the investments in bonds were to be increased from 62.5% to 70%, while investments in alternatives (i.e., real estate, private equity and hedge funds) remained unchanged. At the same time, the investments in fixed income were modified to include a larger component of corporate fixed income securities and less government, agency and asset-backed securities. The impact of these changes was reflected in our expected return assumptions beginning with the year 2010.

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following further modifications to the asset allocation of our Group’s U.S. management pension plan: the portion of funds invested in public equity securities was reduced from 20% to 10%, the portion invested in fixed income securities was increased from 60% to 70% and the portion invested in alternatives remained unchanged. These changes, as expected initially, allowed the volatility of the funded status and the expected return on plan assets to be reduced by 50 basis points, with a corresponding negative impact in our pension credit in the second half of 2011. No change was made in the allocation concerning our Group’s U.S. occupational pension plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry. If the March 31, 2013 actual fair values of private equity, venture capital, real estate and absolute return investments were 10% lower than the ones used for accounting purposes as of March 31, 2013, and since our U.S. management pension plan has a material investment in these asset classes (and the asset ceiling described below is not applicable to this plan), equity would be negatively impacted by approximately €275 million.

2010 U.S. health care legislation

On March 23, 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law, and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (HCERA) that amended the PPACA was also signed into law. Under this legislation, the subsidy paid to us by Medicare for continuing to provide prescription drug benefits to the Group’s U.S. employees and retirees that are at least equivalent to those

15

provided by Medicare Part D, will no longer be tax free after 2012. This change in law resulted in a write-down of our deferred tax assets, which caused a €76 million charge reflected in our consolidated income statement and a €6 million profit reflected in our consolidated statement of comprehensive income for the year ended December 31, 2010 (refer to Note 10). In addition, reductions in the Medicare payments to Medicare Advantage plans, such as our Private Fee For Service plan, which we previously offered to our U.S. management retirees, resulted in the need to change our related cost assumption, with an increase in our benefit obligation of €6 million recognized in our consolidated statement of comprehensive income as an actuarial loss for the year ended December 31, 2010 (see Note 10). One additional provision of the PPACA pertaining to the excise tax on high-cost employer-sponsored health coverage may affect our post-retirement health care benefit obligations. An attempt was made by our third party actuaries to assess the impact working with the very limited guidance available. Under the various considerations necessary due to the uncertainty associated with the appropriate methodology to be utilized, the impact was shown to be immaterial. As additional regulatory guidance is issued, this initial assessment will be revisited.

Asset ceiling

According to IAS 19, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the cumulative unrecognized net actuarial losses and prior service costs, (ii) the present value of any available refunds from the plan and (iii) any reduction in future contributions to the plan. We have used, and intend to use in the future, eligible excess pension assets applicable to formerly union-represented retirees to fund certain retiree healthcare benefits for such retirees, which use is considered as a refund from the pension plan when setting the asset ceiling.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 Transfers from the U.S. Occupational pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits.

The Pension Protection Act of 2006 (or the PPA), as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collectively bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 26 of our 2012 audited consolidated financial statements), we estimated that, as of December 31, 2012, the excess of assets above 120% of the plan obligations was US$ 2.3 billion (€1.7 billion), and the excess above 125% of plan obligations was US$ 1.9 billion (€1.4 billion).

The PPA, as amended by the Moving Ahead for Progress in the 21st Century Act of 2012, Part II, extends the period during which employers may make transfers of “excess pension assets” to fund retiree health benefits and expands the types of transfers that can be made to include transfers for post-retirement life insurance. We amended our U.S. Occupational-inactive pension plan to reflect the law’s extension for making transfers and also to provide for transfers for retiree life insurance.  This amendment, made during the third quarter of 2012, continues a source of funding for healthcare benefits currently provided to the U.S. occupational retirees who participate in the pension plan and will now also make available an additional funding source for such participants’ retiree life insurance. The amendment also allows the Group, via a reduction in the asset ceiling effect, to recognize on its Statement of Financial Position additional pension assets of approximately U.S. $576 million (€436 million) that will be available to pay this retiree life insurance liability.

h/ Accounting treatment of convertible bonds

Some of our convertible bonds have optional redemption periods/dates occurring before their contractual maturity, as described in Note 14. All the Alcatel-Lucent convertible bond issues were accounted for in accordance with IAS 32 requirements (paragraphs 28 to 32) as described in Note 1q of our 2012 audited consolidated financial statements. Classification of the liability and equity components of a convertible instrument is not revised when a change occurs in the likelihood that a conversion will be exercised. On the other hand, if optional redemption periods/dates occur before the contractual maturity of a debenture, a change in the likelihood of redemption before the contractual maturity can lead to a change in the estimated payments. As prescribed by IAS 39, if an issuer revises the estimates of payment due to reliable new estimates, it must adjust the carrying amount of the instrument by computing the present value of the remaining cash

16

flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or loss in the net income (loss).

As described in Notes 8, 25 and 27 of our 2012 audited consolidated financial statements, such a change in estimates occurred during the second quarter of 2012 regarding Lucent’s 2.875% Series B convertible debentures. Similar changes in estimates could occur later on for all convertible debentures with optional redemption periods/dates. A loss corresponding to the difference between the present value of the revised estimated cash flows and the carrying amount derived from the split accounting, as described in Note 1q of our 2012 audited consolidated financial statements, was recorded in “other financial income (loss)” in 2012 as a result of a change in the Group’s estimate of redemption triggers for an amount of U.S.$(229) million or €(178.1) million for 2012.

Regarding Lucent’s 2.875% Series B convertible debenture, if all or part of the bond holders do not ask for redemption at the June 15, 2013 optional redemption date, the estimated cash flows related to the remaining debt will then be revised accordingly, if new estimates are considered as reliable, with a corresponding potential positive impact on the financial result. The initial accounting treatment could then be resumed.

i/ Restructuring reserve and impact on goodwill impairment test

On July 26, 2012, we announced the launch of the “Performance Program” to achieve additional cost reductions to bring total savings to €1.25 billion by the end of 2013. This program includes the elimination of approximately 5,500 jobs across the Group, and provides for exiting or restructuring unprofitable Managed Services contracts, along with associated headcount reductions, and exiting or restructuring unprofitable markets.

On December 6, 2012, during a meeting with the ECID (the European Committee for Information & Dialogue), further details of the Performance Program were provided to the ECID members, representing trade unions across Europe. The meeting focused on reporting and discussing the detailed changes in headcount by country and by function, and explaining the associated rationale of the program for countries within the ECID’s scope: Austria, Belgium, Bulgaria, France, Germany, Italy, Netherlands, Poland, Portugal, Romania, Spain, Switzerland, UK & Ireland.  In many European countries, the official consultation process was launched in November or December 2012 and the employees concerned have been informed. Further details will be communicated at a country level in due time, following due process. At year-end, detailed announcements in countries outside the ECID area were waiting for clearance, but were being communicated in January 2013.

The announcement date of a plan may not be the decisive date for determining whether a reserve should be established, because, in some countries, employees’ representatives or works councils must be consulted through a specific process prior to the effectiveness of the termination plan. These processes can take some months to complete, and could make the restructuring decision at the announcement date reversible.

Using the recognition criteria for establishing restructuring reserves (see Note 1k of our 2012 consolidated financial statements), as of December 31, 2012, we analyzed our Performance Program on a country by country basis and established a reserve, when possible, for all or a portion of the amount, depending upon where we were in the consultation process with labor unions or works councils.

We estimate total restructuring costs related to the Performance Program at €0.9 billion. This is a preliminary estimate, because the total amount may evolve in the future based on the results of continuing discussions with labor unions and works councils in certain countries and on the outcome of other factors, such as attrition of the workforce. As of March 30, 2013, we had expensed €0.5 billion of restructuring costs cumulated since inception of the plan (€0.4 billion as of December 31, 2012). The remaining restructuring costs related to the program will be reserved and expensed in future quarters.

In the context of the impairment test of goodwill, as prescribed by sections 44 and 45 of IAS 36 “Impairment of Assets”, and with regard to the composition of future cash flows used to determine the value in use when measuring the recoverable amount of a group of Cash Generating Units: “Estimates of future cash flows shall not include estimated future cash inflows or outflows that are expected to arise from (a) a future restructuring to which an entity is not yet committed; or (b) improving or enhancing the asset’s performance. Because future cash flows are estimated for the asset in its current condition, value in use does not reflect: (a) future cash outflows or related cost savings (for example in staff costs) or benefits that are expected to arise from a future restructuring to which an entity is not yet committed; or (b) future cash outflows that will improve or enhance the asset’s performance or the related cash inflows that are expected to arise from such outflows.”

In compliance with such requirements and considering that we believe we are not committed to a restructuring action as long as we have not been able to expense it, we excluded future restructuring costs (and corresponding cost savings), if they were not expensed as of December 31, 2012, from the value in use determined for the 2012 annual impairment test of goodwill. On the other hand, we fully took into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in

17

determining the fair value less costs to sell of the group of Cash Generating Units (i.e. our Product Divisions), corresponding to the methodology described in Note 2c. We arrive at fair value less costs to sell of a Product Division by basing it on a weighted average of three discounted cash flow approaches (two of the three using discounted residual values that are based respectively on a Sales multiple and an Operating Profit multiple), to arrive at a fair value that reflects assumptions that market participants would use when pricing a Product Division.

NOTE 3.                Changes in consolidated companies

No material change in consolidated companies occurred during the first quarter of 2013.

No material change in consolidated companies occurred during 2012 except for the following:

On February 1, 2012, we concluded the sale of our Genesys business to a company owned by the Permira funds (Permira is a European private equity firm) and Technology Crossover Ventures (a venture capital firm), for cash proceeds of U.S.$ 1.5 billion, pursuant to a binding offer that we had received on October 19, 2011 (see Note 9).

NOTE 4.                Change in accounting policy and presentation

a/ Change in accounting policy

No change in accounting policy or in presentation occurred in the first quarter 2013 apart from the first application described below of IAS 19 revised “Employee Benefits” and IFRS 11 “Joint arrangements” from January 1, 2013 onwards with full retroactive application.

Main changes related to IAS 19 revised “Employee Benefits” are the following:

Until December 31, 2012, the financial component determined in accordance with IAS 19 was the sum of the interest cost on the defined benefit obligation and the interest income on the expected return on plan assets (based on an expected rate of return on plan assets). The financial component for Alcatel-Lucent’s United States’ plans was updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return on plan assets was reviewed annually or upon the occurrence of a significant event, such as a change in the asset allocation).

From January 1, 2013 onwards, under IAS 19 revised, the financial component is now called “net interest on the net defined benefit liability (asset)”. The financial component is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling, with each of these interest amounts being computed using the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1 without any quarterly update.

Also, under the revised standard, non vested prior service costs are recognized immediately while previously they were recognized over the expected remaining working life of active employees.

Other changes are not significant.

Main changes related to IFRS 11 “Joint Arrangements” are the following:

Alda Marine and AMIRIB (Alda Marine Ile de Ré - Ile de Bréhat) are the only entities that Alcatel-Lucent consolidated using proportionate consolidation. Alcatel-Lucent owns 51% of Alda Marine and has a 69.4% indirect interest in AMIRIB through Alcatel-Lucent Submarine Networks France. Alda Marine owns the remaining 30.6% of AMIRIB. Alda Marine and AMIRIB are jointly controlled (as defined by IAS 31 “Interests in Joint Ventures”) with Louis Dreyfus Armateurs, which holds the remaining shares in Alda Marine.  Under IFRS 11, joint arrangements are to be accounted for either as a joint operation or as a joint venture. Alda Marine and AMIRIB are each viewed as joint ventures under IFRS 11 and therefore these entities are accounted for under the equity method from January 1, 2013 onwards, because joint ventures can no longer be consolidated using the proportionate method.

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The impact of these changes in accounting policies on the 2012 financial statements is presented below:

	As reported		IAS 19 revised & IFRS 11 impacts		Re-presented
Income Statement (In millions of euros)	March 31, 2012	December 31, 2012	March 31, 2012	December 31, 2012	March 31, 2012	December 31, 2012
Revenues	3,206	14,446	1	3	3,207	14,449
Cost of sales	(2,235)	(10,099)	(2)	(9)	(2,237)	(10,108)
Gross profit	971	4,347	(1)	(6)	970	4,341
Administrative and selling expenses	(634)	(2,393)	—	3	(634)	(2,390)
Research & development costs	(626)	(2,444)	—	—	(626)	(2,444)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(289)	(490)	(1)	(3)	(290)	(493)
Income (loss) from operating activities	(363)	(1,657)	(1)	(2)	(364)	(1,659)
Finance costs	(65)	(279)	—	1	(65)	(278)
Financial component of pension and post-retirement benefit costs	137	617	(162)	(744)	(25)	(127)
Other financial income (loss)	(30)	(270)	—	—	(30)	(270)
Share in net income (losses) from equity affiliates	—	2	1	3	1	5
Income tax (expense) benefit	58	(530)	23	105	81	(425)
Income (loss) from discontinued operations	659	666	—		659	666
Net Income (loss)	396	(1,451)	(139)	(637)	257	(2,088)
Attributable to:
- Equity owners of the parent	398	(1,374)	(139)	(637)	259	(2,011)
- Non-controlling interests	(2)	(77)	—	—	(2)	(77)
Net income (loss) attributable to the equity owners of the parent per share (in euros)
- Basic earnings per share	0.18	(0.61)	(0.07)	(0.28)	0.11	(0.89)
- Diluted earnings per share	0.14	(0.61)	(0.04)	(0.28)	0.10	(0.89)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
- Basic earnings per share	(0.11)	(0.89)	(0.07)	(0.29)	(0.18)	(1.18)
- Diluted earnings per share	(0.11)	(0.89)	(0.07)	(0.29)	(0.18)	(1.18)

	As reported		IAS 19 revised & IFRS 11 impacts		Re-presented
Statement of Comprehensive income (In millions of euros)	March 31, 2012	December 31, 2012	March 31, 2012	December 31, 2012	March 31, 2012	December 31, 2012
Net income (loss) for the year	396	(1,451)	(139)	(637)	257	(2,088)
Items to be subsequently reclassified to Income Statement	(186)	(4)	—	—	(186)	(4)
Items that will not be subsequently reclassified to Income Statement	228	(568)	139	639	367	71
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	224	(572)	162	744	386	172
Tax on items recognized directly in equity	4	4	(23)	(105)	(19)	(101)
Other adjustments	—	—	—	—	—	—
Other comprehensive income (loss) for the period	42	(572)	139	639	181	67
Total comprehensive income (loss) for the period	438	(2,023)	—	2	438	(2,021)
Attributable to:
- Equity owners of the parent	461	(1,935)	—	2	461	(1,933)
- Non-controlling interests	(23)	(88)	—	—	(23)	(88)

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	As reported		IAS 19 revised & IFRS 11 impacts		Re-presented
Statement of financial position (In millions of euros)	March 31, 2012	December 31, 2012	March 31, 2012	December 31, 2012	March 31, 2012	December 31, 2012
Non-current assets:
Goodwill & intangible assets, net	5,966	4,995	—	—	5,966	4,995
Property, plant and equipment, net	1,205	1,164	(30)	(31)	1,175	1,133
Investment in net assets of equity affiliates	17	15	10	14	27	29
Other non-current assets	5,150	4,535	17	16	5,167	4,551
Total non-current assets	12,338	10,709	(3)	(1)	12,335	10,708
Current assets:
Inventories and work in progress, net	2,059	1,940	—	—	2,059	1,940
Trade receivables and other receivables, net	3,037	2,861	(1)	(1)	3,036	2,860
Advances and progress payments	72	54	(2)	(1)	70	53
Marketable securities, net & Cash and cash equivalents	5,228	4,929	(1)	—	5,227	4,929
Other current assets	1,028	872	(2)	(8)	1,026	864
Total current assets	11,424	10,656	(6)	(10)	11,418	10,646
Total assets	23,762	21,365	(9)	(11)	23,753	21,354

Capital stock, additional paid-in capital, cumulative translation adjustments less treasury stocks	19,111	19,296	(91)	(99)	19,020	19,197
Accumulated deficits, fair values & other reserves	(15,187)	(15,976)	220	728	(14,967)	(15,248)
Net income (loss) attributable to equity owners of the parent	398	(1,374)	(139)	(637)	259	(2,011)
Equity attributable to equity owners of the parent	4,322	1,946	(10)	(8)	4,312	1,938
Non-controlling interests	724	745	—	—	724	745
Total equity	5,046	2,691	(10)	(8)	5,036	2,683
Total non-current liabilities	10,561	10,350	10	8	10,571	10,358
Provisions	1,508	1,649	—	—	1,508	1,649
Current portion of long-term debt and short-term debt	334	857	(9)	(6)	325	851
Customers’ deposits and advances	857	718	—	—	857	718
Trade payables and other payables	3,655	3,729	2	(3)	3,657	3,726
Other current liabilities	1,801	1,371	(2)	(2)	1,799	1,369
Total current liabilities	8,155	8,324	(9)	(11)	8,146	8,313
Total Equity and Liabilities	23,762	21,365	(9)	(11)	23,753	21,354

	As reported		IAS 19 revised & IFRS 11 impacts		Re-presented
Statement of cash flows (In millions of euros)	March 31, 2012	December 31, 2012	March 31, 2012	December 31, 2012	March 31, 2012	December 31, 2012
Net income (loss) - attributable to the equity owners of the parent	398	(1,374)	(139)	(637)	259	(2,011)
Non-controlling interests	(2)	(77)	—	—	(2)	(77)
Adjustments	(544)	1,450	137	626	(407)	2,076
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(148)	(1)	(2)	(11)	(150)	(12)
Change in operating working capital	255	345	—	(4)	255	341
Other current assets and liabilities	(63)	(181)	3	7	(60)	(174)
Interest and taxes received/(paid)	(84)	(260)	—	1	(84)	(259)
Net cash provided (used) by operating activities	(40)	(97)	1	(7)	(39)	(104)
Net cash provided (used) by investing activities	(966)	(1,105)	2	9	(964)	(1,096)
Net cash provided (used) by financing activities	25	2	(3)	(1)	22	1
Cash provided (used) by discontinued operations	1,062	1,035	—	—	1,062	1,035
Net effect of exchange rate changes	(141)	23	—	—	(141)	23
Net Increase (Decrease) in cash and cash equivalents	(60)	(142)	—	1	(60)	(141)
Cash and cash equivalents at beginning of period / year	3,534	3,534	(1)	(1)	3,533	3,533
Cash and cash equivalents at beginning of period/year classified as asset held for sale	9	9	—	—	9	9
Cash and cash equivalents at end of period / year	3,483	3,400	(1)	—	3,482	3,400
Cash and cash equivalents at end of period/year classified as asset held for sale	—	1	—	—	—	1

20

b/ Change in presentation

No change in presentation occurred in the first quarter 2013.

Set forth below is a discussion of the change in presentation that occurred in 2012 in addition to the new date of the annual impairment test of goodwill that we disclosed in Note 2c to our 2012 audited consolidated financial statements.

Presentation of cash received or paid to settle derivatives associated with inter-unit loans and borrowings in the consolidated statements of cash flows.

Alcatel-Lucent subsidiaries, such as Alcatel-Lucent USA Inc., whose functional currency is the U.S.$, make inter-unit loans denominated in U.S.$ to the central treasury department of Alcatel-Lucent, the parent company. On consolidation, such loans are translated into € and any changes from one period to another in the € value of such loans are recorded in “Cumulative translation adjustments” in other comprehensive income.  In the parent company, exchange rate changes from one period to another on such U.S.$ denominated inter-unit borrowings are recorded in “Other financial income (loss)” in the consolidated income statement and in “Cash from operating activities” in the consolidated statement of cash flows. Any closing balances on these inter-unit loans and borrowings are eliminated on consolidation.

After swapping the funds received from these U.S.$ inter-unit borrowings into €, the central treasury department made loans in € to other Alcatel-Lucent subsidiaries, whose functional currency is the €. To mitigate the exchange risk on the inter-unit borrowings, the central treasury department put in place corresponding derivatives. The change in fair value of these derivatives is accounted for as an exchange gain or loss in “Other financial income (loss)”. The net impact on “Other financial income (loss)” resulting from both the translation into € of the U.S.$ denominated inter-unit borrowings and the corresponding derivatives is minimal, because all the funds from the borrowings were converted into €.

In the consolidated statement of cash flows, the change in fair value of the derivatives had been included in the adjustments for non-cash items, disclosed in Note 32a of our 2012 audited consolidated financial statements under the caption “Provisions, other impairment losses and fair value changes”, and the cash received or paid for settlement at maturity on the derivatives had been reported in Operating Activities under the caption “Changes in other current assets and liabilities”. The impact of the inter-unit borrowings denominated in U.S.$ on the cash from Operating Activities was therefore equal to the exchange gain or loss from the translation into € of the U.S.$ inter-unit borrowings in the parent company, plus or minus the cash-in or cash-out on the derivatives.

As all these impacts are related to the Group’s financial debt, and to ensure consistency with the presentation of the corresponding derivatives in the Group’s net (debt) cash position, as disclosed in Note 17 of our 2012 audited consolidated financial statements, beginning January 1, 2012, such impacts are now reported in cash provided (used) by financing activities instead of cash provided (used) by operating activities, resulting in consistency between the consolidated statement of cash flows and the statement of financial position.

NOTE 5.  Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating Segments”, information by operating segment comes from the business organization and activities of Alcatel-Lucent.

As a part of the Performance Program, a new organization is effective from January 1, 2013 (see Note 2i). Beginning in 2013, we have a newly-formed Networks & Platforms Group, creating an integrated portfolio (networking, software and services), combining the strengths of Networks and S3 (Software, Services and Solutions). It is split into six business divisions: IP and Optics (both forming Core Networks), Wireless, Fixed Networks, Services & Platforms. Results of operations for the comparable 2012 period are presented according to this new organization structure.

Both Enterprise & Submarine form the Focused Businesses Group.

Managed Services Group is reported separately and is an operating segment.

The information by operating segment follows the same accounting policies as those used and described in these unaudited interim condensed consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

21

a/ Information by operating segment

(In millions of euros) Q1 2013	Networks & Platforms	Focused Businesses	Managed Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	2,707	237	204	3,148	78	3,226
Revenues from transactions with other operating segments	6	7	—	13	(13)	—
Revenues from operating segments	2,713	244	204	3,161	65	3,226
Segment operating income (loss)	(107)	(9)	(5)	(121)	(58)	(179)

(In millions of euros) Q1 2012 (1)	Networks & Platforms	Focused Businesses	Managed Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	2,601	307	213	3,121	86	3,207
Revenues from transactions with other operating segments	3	6	—	9	(9)	—
Revenues from operating segments	2,604	313	213	3,130	77	3,207
Segment operating income (loss)	(152)	14	(70)	(208)	(14)	(222)

(In millions of euros) 2012 (1)	Networks & Platforms	Focused Businesses	Managed Services	Total reportable segments	Other and unallocated amounts	Total
Revenues from external customers	11,900	1,200	1,000	14,100	349	14,449
Revenues from transactions with other operating segments	24	36	—	60	(60)	—
Revenues from operating segments	11,924	1,236	1,000	14,160	289	14,449
Segment operating income (loss)	(89)	42	(132)	(179)	(84)	(263)

(1) Q1 2012 and 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

b/ Reconciliation to consolidated financial statements

(In millions of euros)	Q1 2013	Q1 2012 (1)	2012(1)
Revenues from reportable segments	3,161	3,130	14,160
Revenues from Other segment	78	86	349
Intersegment eliminations	(13)	(9)	(60)
Total Group revenues	3,226	3,207	14,449
Reportable segments operating income (loss)	(121)	(208)	(179)
Operating income (loss) from Other segment and unallocated amounts (2)	(58)	(14)	(84)
Segment operating income (loss)	(179)	(222)	(263)
PPA (3) adjustments (excluding restructuring costs and impairment of assets)	(23)	(68)	(230)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(202)	(290)	(493)
Restructuring costs	(122)	(75)	(489)
Litigations	(2)	1	2
Gain/(loss) on disposal of consolidated entities	2	—	11
Impairment of assets	—	—	(894)
Post-retirement benefit plan amendments	55	—	204
Income (loss) from operating activities	(269)	(364)	(1,659)

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2) Including € 7 million of share-based payments that are not allocated to reportable segments in Q1 2013 (€ 9 million in Q1 2012 and € 35 million in 2012).

(3) PPA: purchase price allocation entries related to the Lucent business combination.

22

c/ Products and Services revenues

The following table sets forth revenues and other income by product and service:

	(In millions of euros)	Q1 2013	Q1 2012(1)	2012(1)
	Products & services of Networks & Platforms	2,713	2,604	11,924
	IP	493	464	2,141
	Optics	342	405	1,825
	Wireless	966	921	4,069
	Fixed networks	405	373	1,796
	Platforms	226	222	1,047
	Services	293	220	1,060
	Other & eliminations	(12)	(1)	(14)
	Products & services of Focused businesses	244	313	1,236
	Managed Services	204	213	1,000
	Other	65	77	289
	Total	3,226	3,207	14,449
Of which:	- Products	2,184	2,217	9,816
	- Services	1,042	990	4,633

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of IFRS 11 “Joint Arrangements” (see Note 4).

d/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Eastern Europe	China	Other Asia Pacific	U.S.A.	Other Americas	Rest of world	Consolidated
Q1 2013
Revenues by customer location	205	492	74	173	294	1,457	311	220	3,226
Q1 2012(1)
Revenues by customer location	193	565	100	168	328	1,235	389	229	3,207
2012(1)
Revenues by customer location	836	2,475	496	1,091	1,418	5,407	1,682	1,044	14,449

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IFRS 11 “Joint Arrangements” (see Note 4).

e/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In the first quarter of 2013, of our revenues, Verizon represented 13% (11% in 2012), Sprint 11% (6% in 2012) and AT&T 11% (10% in 2012).

NOTE 6.                Revenues

(In millions of euros)	Q1 2013	Q1 2012(1)	2012(1)
Construction contract and other product & service revenues	3,174	3,141	14,177
License revenues	10	22	78
Rental income and other income (2)	42	44	194
Total	3,226	3,207	14,449

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of IFRS 11 “Joint Arrangements” (see Note 4).

(2) Of which € 24 million related to R&D tax credits (mainly in France) in the first quarter of 2013 (€ 23 million in the first quarter of 2012 and € 86 million in 2012).

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NOTE 7.                Share-based payments

Impact on income (loss) from operating activities of share-based payments resulting from stock options, performance shares and restricted stock and cash units

Compensation expense recognized for share-based payments in accordance with IFRS 2 is analyzed as follows:

(In millions of euros)	Q1 2013	Q1 2012	2012
Compensation expense for share-based payments	7	9	35
Presented in the income statement:
• cost of sales	1	1	6
• administrative and selling expenses	4	6	22
• research and development costs	2	2	7
• restructuring costs	—	—	—
Of which equity settled	6	6	26
Of which cash settled (1)	1	3	9

(1) Includes phantom share grants and French taxes paid at the grant date by Alcatel-Lucent for stock options, restricted stock units and performance shares granted from January 1, 2008 onwards.

During the vesting period, estimated annual forfeiture rates of 5% for share-based payments are applied when determining compensation expense. The estimated forfeiture rate is ultimately adjusted to actual.

Share-based payments cancelled after the vesting period and share-based payments not exercised do not result in correcting charges previously recognized.

Information (characteristics, fair values, assumptions and numbers) regarding all stock options and performance shares granted before December 31, 2012 are given in Note 24c of the 2012 audited consolidated financial statements.

5,499 options were exercised during the three-month period ended March 31, 2013, representing an amount of cash received of €0.0 million.

NOTE 8.                Financial income (loss)

(In millions of euros)	Q1 2013	Q1 2012(1)	2012(1)
Finance costs	(98)	(65)	(278)
Dividends	—	—	1
Provisions for financial risks	—	—	1
Impairment of financial assets	(3)	(14)	(30)
Net exchange gain (loss)	(13)	15	(2)
Financial component of pension and post-retirement benefit costs	(23)	(25)	(127)
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities	1	1	9
Other (2)	(16)	(32)	(249)
Other financial income (loss)	(54)	(55)	(397)
Total financial income (loss)	(152)	(120)	(675)

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2) Q1 2013: of which € (4) million related to a change in the fair value of embedded derivatives linked to the new debt issued in January 2013 (see Note 16).

2012: of which €(27) million related to the repurchase of Lucent’s 2.875% Series B convertible debentures in the first quarter of 2012 and of which a loss of €(178) million (U.S.$ (229) million) related to the change of estimated future cash flows in respect of Lucent’s 2.875 % Series B convertible debentures in the second quarter of 2012 (see Notes 25 and 27c of our 2012 audited consolidated financial statements).

Q1 2012: of which € (26) million of loss related to the repurchase of Convertible bonds 2.875% Series B.

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NOTE 9.                Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for 2012 and the first quarter 2013 are as follows:

•                  in Q1 2013: settlements of litigations related to businesses disposed of in prior periods and follow-up of Genesys business disposal;

•                  in 2012: settlements of litigations related to businesses disposed of in prior periods, the Genesys business excluding Brazil before the disposal on February 1, 2012 and the Genesys business in Brazil from January 1, 2012 to the date of the disposal (June 1, 2012).

(In millions of euros) Income statement of discontinued operations	Q1 2013	Q1 2012	2012
Revenues	—	25	26
Cost of sales	—	(10)	(11)
Gross profit	—	15	15
Administrative and selling expenses	—	(14)	(12)
Research and development costs	—	(5)	(5)
Restructuring costs	—	—	—
Income (loss) from operations	—	(4)	(2)
Financial income (loss)	—	(1)	(1)
Income tax (expense) benefit	—	(20)	(20)
Income (loss) from discontinued operations before capital gain (loss)	—	(25)	(23)
Net capital gain (loss) on disposal of discontinued operations	—	1	—
Capital gain on disposal of Genesys net of related costs and taxes	(1)	683	689
Income (loss) from discontinued operations	(1)	659	666

Other assets held for sale concern Genesys assets and liabilities and real estate property sales in progress at March 31, 2012, and real estate property sales in progress at March 31, 2013 and December 31, 2012:

(In millions of euros) Statement of financial position	March 31, 2013	March 31, 2012	December 31, 2012
Goodwill	—	15	—
Operating working capital	—	(3)	—
Cash	—	—	1
Other assets and liabilities	—	(9)	(3)
Total assets & liabilities of disposal groups held for sale	—	3	(2)
Assets of disposal groups held for sale	—	21	18
Liabilities related to disposal groups held for sale	—	(18)	(20)
Real estate properties and other assets held for sale	2	2	2
Assets held for sale and assets included in disposal group held for sale	2	23	20
Liabilities related to disposal groups held for sale	—	(18)	(20)

The cash flows of discontinued operations for Q1 2013, Q1 2012 and 2012 are as follows:

(In millions of euros)	Q1 2013	Q1 2012	2012
Income (loss) from discontinued operations	(1)	659	666
Net cash provided (used) by operating activities (A)	3	(49)	(89)
Capital expenditures (B)	—	(1)	(1)
Free cash flow (A) + (B)	3	(50)	(90)
Net cash provided (used) by investing activities excluding capital expenditures (C)	—	1,111	1,124
Net cash provided (used) by financing activities (D)	—	1	1
Total (A) + (B) + (C) + (D)	3	1,062	1,035

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NOTE 10.           Income tax

Analysis of income tax benefit (expense)

(In millions of euros)	Q1 2013	Q1 2012(1)	2012(1)
Current income tax (expense) benefit	(15)	6	(72)
Deferred taxes related to the purchase price allocation for the Lucent business combination (2)	13	41	177
Deferred tax (charge) related to the post-retirement benefit plan amendments (3)	(22)		(51)
Deferred taxes related to Lucent’s post-retirement benefit plans (4)	2	—	1
Deferred taxes related to Lucent’s 2.875% Series A convertible debentures (5)	—		80
Other deferred income tax (expense) benefit, net (6)	73	34	(560)
Deferred income tax benefit (expense), net	66	75	(353)
Income tax benefit (expense)	51	81	(425)

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2) Related to the reversal of deferred tax liabilities accounted for in the purchase price allocation of Lucent.

(3) Related to the post-retirement plan amendments described in Note 26f of our 2012 audited consolidated financial statements and in Note 19 hereafter.

(4) Tax impact of the pension credit and changes in deferred tax assets and liabilities recognized on temporary differences related to pension and other post-employment benefits, other than those recognized directly in equity as prescribed by the option of IAS 19 that the Group applies (see Note 1j of the 2012 audited consolidated financial statements, Note 4 and Note 19).

(5) Reversal of deferred tax liabilities related to Lucent’s 2.875 % Series A convertible debentures (see Notes 8, 25 & 27 our 2012 audited consolidated financial statements).

(6) The Q1 2013 and 2012 impact is mainly related to the re-assessment of the recoverability of deferred tax assets in the U.S. in connection with the 2012 annual impairment test of goodwill performed in the fourth quarter of 2012.

NOTE 11.           Earnings per share

a/ Number of shares comprising the capital stock

Number of shares	Q1 2013	Q1 2012	2012
Number of ordinary shares issued (share capital)	2,329,431,233	2,326,560,646	2,326,563,826
Treasury shares	(58,182,567)	(58,189,761)	(58,180,222)
Number of shares in circulation	2,271,248,666	2,268,370,885	2,268,383,604
Weighting effect of share issues for stock options exercised	(2,421,366)	(1,164,237)	(288,250)
Weighting effect of treasury shares	(1,772)	(14,621)	(5,663)
Number of shares used for calculating basic earnings per share	2,268,825,528	2,267,192,027	2,268,089,691

b/ Earnings per share calculation

Basic earnings per share is computed using the number of shares issued, after deduction of the weighted average number of shares owned by consolidated subsidiaries and the weighting effect of shares issued during the year.

In accordance with IAS 33 revised (paragraph 23), the weighted average number of shares to be issued upon conversion of bonds redeemable for shares is included in the calculation of basic earnings per share.

Diluted earnings per share takes into account share equivalents having a dilutive effect, after deducting the weighted average number of share equivalents owned by consolidated subsidiaries, but not share equivalents that do not have a dilutive effect. Net income (loss) is adjusted for after-tax interest expense relating to convertible bonds.

The dilutive effects of stock option and stock purchase plans are calculated using the “treasury stock method”, which provides that proceeds to be received from the exercise of options or purchase of stock are assumed to be used first to purchase shares at market price. The dilutive effects of convertible bonds are calculated on the assumption that the bonds and notes will be systematically redeemed for shares (the “if converted method”).

26

The tables below reconcile basic earnings per share to diluted earnings per share for the periods presented:

(In millions of euros)	Q1 2013	Q1 2012(1)	2012(1)
Net income (loss)
Net income (loss) attributable to the equity owners of the parent - basic	(353)	259	(2,011)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	—	31	—
Net income (loss) - diluted	(353)	290	(2,011)

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

Number of shares	Q1 2013	Q1 2012	2012
Weighted average number of shares - basic	2,268,825,528	2,267,192,027	2,268,089,691
Dilutive effects:
- Equity plans (stock options, restricted stock units)	—	20,645,325	—
- Alcatel-Lucent’s convertible bonds (Oceane) issued on September 10, 2009	—	309,597,523	—
- 7.75 % convertible securities	—	—	—
- 2.875 % Series A convertible securities	—	46,788,389	—
- 2.875 % Series B convertible securities	—	376,889,992	—
Weighted average number of shares - diluted	2,268,825,528	3,021,113,256	2,268,089,691

Earnings per share, attributable to the owners of the parent (in euros)	Q1 2013	Q1 2012(1)	2012(1)
Basic	(0.16)	0.11	(0.89)
Diluted	(0.16)	0.10	(0.89)

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

c/ Ordinary shares

Ordinary shares owned by consolidated subsidiaries of the Group	Q1 2013	Q1 2012	2012
Number of Alcatel-Lucent ordinary shares (weighted average number)	58,184,339	58,204,382	58,185,885
Number of Alcatel-Lucent share equivalents	—	—	—

d/ Shares subject to future issuance

	March 31, 2013	March 31, 2012	December 31, 2012
Number of stock options not exercised	144,139,476	174,353,999	163,818,810

The following table summarizes the number of potential ordinary shares that were excluded from the diluted per share calculation, because the effect of including these potential shares was anti-dilutive:

	Q1 2013	Q1 2012	2012
Equity plans (stock options, restricted stock units)	22,758,851	—	30,265,359
Alcatel-Lucent’s convertible bonds (Oceane) issued on September 10, 2009	309,597,253	—	309,597,253
7.75 % convertible securities	37,557,287	37,557,287	37,557,287
2.875 % Series A convertible securities	64,725,200	—	65,147,000
2.875 % Series B convertible securities	521,374,657	—	524,772,341

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NOTE 12.           Investments in net assets of equity affiliates & interests in other entities

a/ Investment in net assets of equity affiliates

	Value
(In millions of euros)	March 31, 2013	March 31, 2012(1)	December 31, 2012(1)
Equity affiliates of Alcatel-Lucent Shanghai Bell	9	9	9
Alda Marine	12	10	11
AMIRIB	4	—	3
Other (less than €10 million each)	7	8	6
Investment in net assets of equity affiliates	32	27	29

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

b/ Change in investment in net assets of equity affiliates

(In millions of euros)	March 31, 2013	March 31, 2012(1)	December 31, 2012(1)
Carrying amount at January 1	29	21	21
Change in equity affiliates accounted for under the equity method	1	—	2
Share of net income (loss)	2	1	5
Net effect of exchange rate changes	—	—	2
Other changes	—	5	(1)
Carrying amount at December 31 or March 31	32	27	29

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

NOTE 13.           Operating working capital

(In millions of euros)	March 31, 2013	March 31, 2012(1)	December 31, 2012(1)
Inventories and work in progress, net	1,980	2,059	1,940
Trade receivables and other receivables, net (2)	2,578	3,036	2,860
Advances and progress payments	53	70	53
Customers’ deposits and advances	(596)	(857)	(718)
Trade payables and other payables	(3,541)	(3,657)	(3,726)
Operating working capital, net	474	651	409

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2) Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 18.

(In millions of euros)	December 31, 2012(1)	Cash flow	Change in consolidated companies	Translation adjustments and other	March 31, 2013
Inventories and work in progress	2,388	36	—	16	2,440
Trade receivables and other receivables (2)	2,980	(373)	—	99	2,706
Advances and progress payments	53	—	—	—	53
Customers’ deposits and advances	(718)	145	—	(23)	(596)
Trade payables and other payables	(3,726)	264	2	(81)	(3,541)
Operating working capital, gross	977	72	2	11	1,062
Cumulated valuation allowances	(568)	—	—	(20)	(588)
Operating working capital, net	409	72	2	(9)	474

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2) Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 18.

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NOTE 14.           Compound financial instruments

Compound financial instruments (convertible bonds)

	Oceane 2015
(In millions of euros)	March 31, 2013	March 31, 2012	December 31, 2012
Statement of financial position
Equity component	87	130	98
Equity	87	130	98
Convertible bonds - due after one year	913	870	902
Convertible bonds - due within one year and interest paid and payable	12	12	25
Financial debt	925	882	927
Income statement
Finance costs relating to gross debt	(24)	(23)	(92)

	7.75 % Lucent			2.875 % Series A, Lucent			2.875 % Series B, Lucent
(In millions of euros)	March 31, 2013	March 31, 2012	December 31, 2012	March 31, 2013	March 31, 2012	December 31, 2012	March 31, 2013		March 31, 2012	December 31, 2012
Statement of financial position
Equity component	62	71	63	23	23	22	5		216	11
Equity	62	71	63	23	23	22	5		216	11
Convertible bonds - due after one year	678	641	656	53	49	51			376	—
Convertible bonds - due within one year and interest paid and payable	3	2	2	1	1	—	598	(2)	5	570	(1)
Financial debt	681	643	658	54	50	51	598		381	570
Income statement
Finance costs relating to gross debt	(16)	(16)	(66)	(1)	(1)	(4)	(10)		(7)	(36)

(1)        Includes € 1 million of accrued interest on Lucent Series B as of December 31, 2012.

(2)        Includes € 5 million of accrued interest on Lucent Series B as of March 31, 2013.

Compound financial instruments issued by Lucent before the business combination

2.875% Series A and B Convertible Debentures

The following table summarizes the specific terms of these securities.

	Series A	Series B
Amount outstanding as at March 31, 2013	$94,969,668	$765,000,000
Conversion ratio	59.7015	65.1465
Conversion price	$16.75	$15.35
Redemption periods at the option of the issuer:
Provisional redemption periods	June 20, 2008 through June 19, 2010	June 20, 2009 through June 19, 2013
Optional redemption periods	After June 19, 2010	After June 19, 2013
Redemption dates at the option of the holder	June 15, 2010, 2015 and 2020	June 15, 2013 and 2019
Maturity dates	June 15, 2023	June 15, 2025

During the year 2012, we repurchased Lucent 2.875% Series B convertible bonds for a nominal value of U.S.$ 115.5 million.

As explained in Note 2h, we re-assessed at the end of the second quarter of 2012 the reliability of the future estimated cash flows related to Lucent’s 2.875 % Series B convertible debenture, and, based upon the remaining period until the next optional redemption date (i.e. June 15, 2013), the current and recent share price and other market data, we considered as a reliable estimate that bond holders will ask for redemption during the optional redemption period. It was therefore decided to change the estimated future cash flows associated to this convertible debenture and to amend the accounting presentation in accordance with IAS 39 requirements. This change in estimate represented an “other financial loss” of US$(229) million (€(178.1) million, see Note 8) at end of December 31, 2012 and a corresponding increase in the carrying value of this financial debt compared to December 31, 2011.

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7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

During fiscal year 2002, Lucent Technologies Capital Trust I (the “Trust”) sold 7.75% cumulative convertible trust preferred securities for an aggregate amount of U.S.$1.75 billion. The Trust used the proceeds to purchase Lucent Technologies Inc. 7.75% convertible subordinated debentures due March 15, 2017, which represent all of the Trust’s assets. The terms of the trust preferred securities are substantially the same as the terms of the debentures. Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) owns all of the common securities of the Trust and as a result consolidates the Trust.

Conversion ratio	40.3306
Conversion price	$ 24.80
Redemption period at Alcatel-Lucent USA Inc.’s option	After March 19, 2007
Maturity date	March 15, 2017

NOTE 15.           Provisions

a/ Balance at closing

(In millions of euros)	March 31, 2013	March 31, 2012	December 31, 2012
Provisions for product sales	489	517	510
Provisions for restructuring	480	275	456
Provisions for litigation	149	178	150
Other provisions	538	538	533
Total (1)	1,656	1,508	1,649

(1) Of which: portion expected to be used within one year	1,011	854	1,003
portion expected to be used after one year	645	654	646

b/ Change during the first quarter 2013

(In millions of euros)	December 31, 2012	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	March 31, 2013
Provisions for product sales	510	71	(81)	(13)	—	2	489
Provisions for restructuring	456	125	(100)	(3)	—	2	480
Provisions for litigation	150	4	(3)	(6)	—	4	149
Other provisions	533	23	(15)	(9)	—	6	538
Total	1,649	223	(199)	(31)	—	14	1,656
Effect on the income statement:
- Income (loss) from operating activities before restructuring costs, litigations, capital gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments		(85)		22			(63)
- Restructuring costs		(125)		3			(122)
- Litigations (1)		(3)		—			(3)
- Post-retirement benefit plan amendments		—					—
- Other financial income (loss)		(9)		1			(8)
- Income taxes		—		5			5
- Income (loss) from discontinued operations		(1)					(1)
Total		(223)		31			(192)

(1) See Note 15c below.

At period-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigations. Neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome for certain of these disputes can be estimated at present and therefore nothing was reserved as of March 31, 2013.

In particular, we received a tax assessment at the end of 2012 confirming the local tax authorities’ position with regard to the tax impact of the contribution to Thales of our former railway signalling business. It could represent a potential negative impact of €140 million before interest and penalties (€ 172 million including interest and penalties as of March 31, 2013). Nothing was reserved, as our position is that it is more likely than

30

not that we will not have to pay these taxes. If we were to reserve anything in the future in relation to this tax litigation, it would be classified in discontinued operations, the same as for the initial underlying transaction that occurred in 2006. In accordance with applicable law, we have declined to make the payment, although interest will accrue on the obligation were it finally determined that the tax was due, and therefore our 2012 and Q1 2013 cash flow statements were not impacted.

c/ Analysis of litigation provisions

(In millions of euros)	December 31, 2012	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	March 31, 2013
FCPA litigation	32	1	—	—	—	—	33
Fox River litigation	15	2	(1)	—	—	(1)	15
Madrid building litigation	12	—	—	—	—	—	12
Sub-total - material litigations (1)	59	3	(1)	—	—	(1)	60
Other provisions	91	1	(2)	(6)	—	5	89
Total	150	4	(3)	(6)	—	4	149

(In millions of euros)	2012			Three months ended March 31, 2013
Effect on the income statement of material litigations:
- Change in the provisions	—	(3)	—	(3)
- FX hedging on FCPA litigation	2			1
Total	2			(2)

(1) Related to material litigations as defined in Note 1n to our 2012 audited consolidated financial statements: the Fox River litigation disclosed in Note 33 to our 2012 audited consolidated financial statements (Lucent’s separation agreements) and the Madrid building litigation disclosed in Note 34e of the 2010 audited consolidated financial statements.

d/ Analysis of restructuring provisions

(In millions of euros)	March 31, 2013	March 31, 2012	December 31, 2012
Opening balance	456	294	294
Utilization during period (restructuring cash outlays)	(100)	(82)	(340)
Restructuring costs (social costs and other monetary costs)	122	71	479
Reversal of discounting impact (financial loss)	—	1	6
Effect of acquisition (disposal) of consolidated subsidiaries	—	—	—
Cumulative translation adjustments and other changes	2	(9)	17
Closing balance	480	275	456

e/ Restructuring costs

(In millions of euros)	Q1 2013	Q1 2012	2012
Social costs - Restructuring reserves	(110)	(35)	(363)
Other monetary costs - Restructuring reserves	(9)	(22)	(59)
Other monetary costs - Payables	(3)	(14)	(57)
Valuation allowances or write-offs of assets	—	(4)	(11)
Total restructuring costs	(122)	(75)	(490)

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NOTE 16.           Financial debt

(In millions of euros)	March 31, 2013	March 31, 2012(1)	December 31, 2012(1)
Marketable securities - short term, net	2,500	1,745	1,528
Cash and cash equivalents	3,749	3,482	3,401
Cash, cash equivalents and marketable securities	6,249	5,227	4,929
(Convertible bonds and other bonds - long-term portion)	(5,704)	(4,039)	(3,727)
(Other long-term debt)	(211)	(133)	(227)
(Current portion of long-term debt and short-term debt)	(779)	(325)	(851)
(Financial debt, gross)	(6,694)	(4,497)	(4,805)
Derivative interest rate instruments - other current and non-current assets	31	39	33
Derivative interest rate instruments - other current and non-current liabilities(3)	(54)	—	—
Loan to joint venturer - financial asset (loan to co-venturer)	20	33	23
Cash (financial debt), net before FX derivatives	(448)	802	180
Derivative FX instruments on financial debt - other current and non-current assets(2)	92	4	2
Derivative FX instruments on financial debt - other current and non-current liabilities(2)	(2)	(28)	(35)
Cash (financial debt), net	(358)	778	147
Cash (financial debt), net - assets held for sale		—	—
Cash (financial debt), net - including discontinued activities	(358)	778	147

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2) FX derivatives are FX swaps (primarily U.S.$/€) related to intercompany loans.

(3) Include the market value of the embedded derivatives linked to our credit facilities issued in 2013 (cf below).

a/ Bonds and credit facilities

Balances at December 31, 2012 and at March 31, 2013

(In millions of euros) Remaining amounts to be reimbursed	December 31, 2012	Currency translation impact	Other changes during first quarter 2013	March 31, 2013
Issued by Alcatel-Lucent USA Inc.:
- Senior Secured Facility 7.50% - € 299 m (4) due January 2019	—	9	290	299
- Senior Secured Facility 7.25% - US$ 1,746 m (4) due January 2019	—	41	1,322	1,363
- Asset Sale Facility 6.25% - US$ 500 m (4) due August 2016	—	11	380	391
Issued by Alcatel-Lucent:
- Oceane 5.00% - € 1,000 m (4) due January 2015	1,000	—	—	1,000
- 6.375%- € 462 m (4) due April 2014 (1)	462	—	—	462
- Senior Notes 8.50% - € 500 m (4) due January 2016	500	—	—	500
Issued by Lucent:
- 7.75%- US$ 931 m (4) due March 2017 (2)	732	22		754
- 2.875% - US$ 95 m (4) Series A due June 2023 (2) (3)	74	2		76
- 2.875% - US$ 765 m (4) Series B due June 2025 (2) (3)	606	19		625
- 6.50% - US$ 300 m (4) due January 2028	204	7		211
- 6.45% - US$ 1,360 m (4) due March 2029	928	28		956
Sub-total	4,506	139	1,992	6,637
Equity component and issuing fees of Oceane 2015 issued by Alcatel-Lucent	(98)	—	11	(87)
Equity component of Lucent’s 2.875 % Series A convertible debentures	(22)	(1)	—	(23)
Equity component of Lucent’s 2.875 % Series B convertible debentures	(11)	—	6	(5)
Equity component of other convertible bonds issued by Lucent	(63)	(2)	3	(62)
Fair value of interest rate instruments relating to bonds and expenses included in the calculation of the effective interest rate	(15)	(4)	(127)	(146)
Carrying amount of bonds and credit facilities	4,297	132	1,885	6,314

(1) Benefits from a full and unconditional subordinated guaranty from Alcatel-Lucent USA Inc.

(2) See Note 15 to our 2012 audited consolidated financial statements for details on redemption options.

(3) Benefits from a full and unconditional subordinated guaranty from Alcatel-Lucent.

(4) Face amounts outstanding as at March 31, 2013.

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Changes during the first quarter of 2013:

•                  Issuance of credit facilities:

On January 30, 2013, Alcatel-Lucent USA Inc., as borrower, and most of the subsidiaries of the Group and Alcatel-Lucent as guarantors of Alcatel-Lucent USA Inc.’s obligations, entered into senior secured credit facilities that were syndicated in January 2013 and which comprise:

•                  An asset sale facility with a total nominal value of U.S.$ 500 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 525 basis points, and the Alternate Base Rate (“ABR”) (the greatest of the Crédit Suisse Prime Rate, the Federal Funds Effective Rate plus 0.5% and one month Libor plus 1% after some adjustments) plus 425 basis points (as the Borrower may choose at certain intervals), maturing in August 2016;

•                  A credit facility with a total nominal value of U.S.$ 1,750 million, with a coupon of the lower of Libor (with a 1.00% floor) plus 625 basis points, and the ABR plus 525 basis points (as the Borrower may choose at certain intervals), maturing in January 2019; with a quarterly amortization of 0.25% of nominal and

•                  A credit facility with a total nominal value of € 300 million, with a coupon of Libor (with a 1.00% floor) plus 650 basis points, also maturing in January 2019 and also with a quarterly amortization of 0.25% of nominal.

These facilities are secured by a first-priority pledge of (i) the equity interests held by Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors in most of their subsidiaries, (ii) substantially all patents and other intellectual property rights of Alcatel-Lucent USA Inc., Alcatel-Lucent and the other guarantors, (iii) substantially all intercompany loans due to Alcatel-Lucent USA Inc., Alcatel-Lucent Holdings Inc. and the other guarantors, and (iv) substantially all other tangible and intangible personal property of Alcatel-Lucent USA Inc. and the U.S. guarantors.

The agreement relating to these facilities does not include any financial maintenance covenants (that is, a covenant whose calculation is usually tested quarterly and that measures, for instance, the capacity of the borrower to repay debt) but includes covenants restricting, among other things, the Group’s ability to: (i) incur or guarantee additional debt or issue preferred stock, (ii) create certain liens, (iii) sell assets and monetize patents, (iv) pay dividends, buy back equity, or make certain investments, and (v) dispose or transfer within the Group assets constituting the collateral of the secured financing.

In accordance with IAS 39, the floor conditions on the variable interest rate of those facilities have been accounted for as embedded derivatives and separated from the host contracts (the credit facilities). The fair values at inception of the three floors have been valued at U.S.$ 10 million for the asset sale facility of U.S.$ 500 million, U.S.$ 46 million for the credit facility of U.S.$ 1,750 million, and € 7 million for the credit facility of € 300 million. These fair values have been subtracted from the nominal value of the facilities and recorded as interest rate derivatives and included in the Net Debt Cash as defined and disclosed above. The change in fair values of € (4) million during the quarter is recorded in financial income (loss) (see Note 8).

In addition, fees related to the issuance of those credit facilities were also subtracted from the nominal value, giving the following carrying values of the facilities: U.S.$ 470 million for the asset sale facility of U.S.$ 500 million, U.S.$ 1,633 million for the credit facility of U.S.$ 1,750 million and € 283 million for the credit facility of € 300 million. The net cash proceeds are reported in the cash flow statements on the line item “issuance of long-term debt” for an aggregate amount of € 1,917 million. The difference between the nominal value and the carrying value of the facilities is amortized to finance costs over the life of the debt.

Changes in 2012:

•                  Extension or redemption:

The remainder of the bonds initially issued in July and October 2010, (i.e. bonds due in February 2012 and May 2012 for a nominal amount of €50 million each) were not extended further by Alcatel-Lucent and were redeemed.

•                  Repurchases (redemption before maturity date):

In 2012, US$ 115.5 million in nominal value of the Lucent 2.875% Series B convertible debentures were bought back for US$ 110 million in cash, excluding accrued interest, and then cancelled.

Nominal value repurchased: Lucent convertible bond 2.875% Series B:  US$ 115,500,000

The consideration paid in connection with an early redemption of a convertible bond is allocated at the date of redemption between the liability and the equity components with an allocation method consistent with the

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method used initially. The amount of gain or loss relating to the liability component is recognized in “other financial income (loss)” and the amount of consideration relating to the equity component is recognized in equity.

A loss of €(27) million related to these repurchases was recorded in “other financial income (loss)” in 2012 (see Note 8).

b/ Analysis by maturity date and type of rate

(In millions of euros)	March 31, 2013	March 31, 2012(1)	December 31, 2012(1)
Current portion of long-term debt	609	—	570
Short-term debt	170	325	281
Financial debt due within one year	779	325	851
Of which: - within 3 months	720	156	228
- between 3 and 6 months	30	75	602
- between 6 and 9 months	15	47	10
- over 9 months	14	47	11
from April 1, 2013 to December 31, 2013	—	401	—
2014	—	568	604
from April 1, 2014 to December 31, 2014	625	—	—
2015	1,046	935	1,049
2016	882	491	495
2017	696	570	593
2018 and thereafter	2,666	1,207	1,213
Financial debt due after one year (2)	5,915	4,172	3,954
Total	6,694	4,497	4,805

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2) The convertible securities may be retired earlier based on early redemption or buy back options. See Note 15 to our 2012 audited consolidated financial statements. In case of optional redemption periods/dates occurring before the contractual maturity of the debenture, the likelihood of the redemption before the contractual maturity could lead to a change in the estimated payments. As prescribed by IAS 39, if an entity revises the estimates of payment, due to reliable new estimates, it shall adjust the carrying amount of the instrument by computing the present value of remaining cash flows at the original effective interest rate of the financial liability to reflect the revised estimated cash flows. The adjustment is recognized as income or expense in profit or loss.

Breakdown of the debt by type of rate

Financial debt at fixed rate after hedging is approximately 93% of the total gross debt as of March 31, 2013, compared to 90% at the end of 2012.

c/ Credit rating

Credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. (ex Lucent) post business combination

At April 24, 2013, Alcatel-Lucent credit ratings were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	B3	Caa1	Not Prime	Negative	December 4, 2012	December 4, 2012
Standard & Poor’s	B	CCC+	B	Negative	December 21, 2012	February 18, 2013

At April 24, 2013, the credit ratings of Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Long-term debt		Short-term debt	Outlook	Last update of the rating	Last update of the outlook
Moody’s	Caa2	(1)	n.a	Negative	December 4, 2012	December 4, 2012
Standard & Poor’s	CCC+	(2)	n.a	Negative	December 21, 2012	February 18, 2013

(1)    Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. bonds and Lucent Technologies Capital Trust I trust preferred securities that are not guaranteed by Alcatel-Lucent.

(2)    Except for the Lucent Technologies Capital Trust I trust preferred securities that are rated CCC.

Moody’s: On December 19, 2012, Moody’s assigned a provisional (P) B1 rating to the 2013 Senior Secured Credit Facilities described above. This rating will be confirmed following the review of the final transaction documentation.

On December 4, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B2 to B3. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B3 to Caa1 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from Caa1 to Caa2. The Negative outlook was affirmed.

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On August 3, 2012, Moody’s revised its outlook for the Alcatel-Lucent Corporate Family rating and debt, as well as of Alcatel-Lucent USA Inc. and Lucent Technologies Capital Trust I debts, from Stable to Negative. The ratings were affirmed.

On May 8, 2012, Moody’s lowered the Alcatel-Lucent Corporate Family ratings from B1 to B2 and changed the previously Negative outlook on the ratings to Stable. Concurrently, Alcatel-Lucent’s senior long-term debt ratings were downgraded from B2 to B3 and the ratings for the two convertible bonds of Alcatel-Lucent USA Inc., which are guaranteed by Alcatel-Lucent on a subordinated basis, were lowered from B3 to Caa1.

On January 20, 2012, Moody’s affirmed the B1 rating for the Alcatel-Lucent Corporate Family rating but downgraded from B2 to B3 the two convertible bonds of Alcatel-Lucent USA Inc. that are guaranteed on a subordinated basis by Alcatel-Lucent. Concurrently, Moody’s withdrew the ratings for the unguaranteed legacy bonds issued by Alcatel-Lucent USA Inc. and for the trust preferred securities issued by Lucent Technologies Capital Trust I that are not guaranteed by Alcatel-Lucent. The Negative outlooks were affirmed.

The rating grid of Moody’s ranges from AAA, which is the highest rated class, to C, which is the lowest rated class. Alcatel-Lucent B2 rating is in the B category, which also includes B1 and B3 ratings. Moody’s gives the following definition of its B category: “obligations rated B are considered speculative and are subject to high credit risk” and the Caa category: “obligations rated Caa are judged to be speculative of poor standing and are subject to very high risk”.

Standard & Poor’s: On February 18, 2013, Standard & Poor’s affirmed its B long-term credit ratings of Alcatel-Lucent and Alcatel-Lucent USA Inc. and removed them from Credit Watch with negative implication. The outlook is negative. At the same time, the BB- issue rating on the Group’s Senior Secured Credit Facilities closed by Alcatel-Lucent USA Inc. in January 2013 was affirmed. The other ratings were also affirmed.

On December 21, 2012, Standard & Poor’s placed all corporate and issue credit ratings for Alcatel-Lucent and Alcatel-Lucent USA Inc. on Credit Watch with Negative implications. At the same time Standard & Poor’s lowered their issue ratings on Alcatel-Lucent and Alcatel-Lucent USA Inc. existing unsecured long-term debt from B to CCC+. The B ratings on Alcatel-Lucent short-term debt were affirmed.

On August 13, 2012, Standard & Poor’s revised its outlook for Alcatel-Lucent and Alcatel-Lucent USA, Inc. from Stable to Negative. The ratings were affirmed.

The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our B rating is in the B category, which also includes B+ and B- ratings. Standard & Poor’s gives the following definition to the B category: “An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB” but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”

The CCC+ rating for the trust preferred securities of Lucent Technologies Capital Trust I is in the CCC category, which also includes CCC and  CCC- ratings. Standard & Poor’s gives the following definition to the CCC category: “An obligation rated “CCC” is currently vulnerable to non-payment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.”

Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at March 31, 2013

Given its current short-term ratings and the lack of liquidity of the French commercial paper /”billets de trésorerie” market, Alcatel-Lucent has decided not to participate in this market for the time being.

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

d/ Bank credit agreements

Alcatel-Lucent syndicated bank credit facility

On April 5, 2007, Alcatel-Lucent obtained a €1.4 billion multi-currency syndicated five-year revolving bank credit facility (with two one-year extension options). On March 21, 2008, €837 million of availability under the facility was extended for one year until April 5, 2013. Therefore, since April 5, 2012, €837 million was the amount that was available under this credit facility.

The availability of this syndicated credit facility of €1.4 billion was not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on this facility was conditioned upon its compliance with a financial

35

covenant linked to the capacity of Alcatel-Lucent to generate sufficient cash to repay its net debt and compliance was tested quarterly when we released our consolidated financial statements. Since the €1.4 billion facility was established, Alcatel-Lucent had complied every quarter with the financial covenant that was included in the facility.

The facility was cancelled at the closing of the financing transaction described in Note 16a - Changes during the first quarter of 2013.

NOTE 17.           Fair value hierarchy

The amendment to IFRS 7 “Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments” concerns assets and liabilities measured at fair value. The amendment requires fair value measurements to be classified into three levels, which are the same as those defined in IFRS 13 “Fair Value Measurement”. The levels of the fair value hierarchy depend on the type of input used for the valuation of the instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Assets and Liabilities measured at Fair Value on a recurring basis:

	March 31, 2013				March 31, 2012				December 31, 2012
(In millions of euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets available for sale at fair value	1	148	6	155	2	138	8	148	1	146	7	154
Financial assets at fair value through profit or loss	—	2,453	—	2,453	—	1,703	—	1,703	—	1,431	—	1.431
Currency derivatives	—	102	—	102	—	19	—	19	—	29	—	29
Interest-rate derivatives - hedging	—	31	—	31	—	39	—	39	—	33	—	33
Interest-rate derivatives - other	—	—	—	—	—	2	—	2	—	—	—	—
Cash equivalents (1)	1,209	108	—	1,317	714	432	—	1,146	906	133	—	1,039
Total	1,210	2,842	6	4,058	716	2,333	8	3,057	907	1,772	7	2,686
Liabilities
Currency derivatives	—	(28)	—	(28)	—	(32)	—	(32)	—	(40)	—	(40)
Interest-rate derivatives - hedging	—	(54)	—	(54)	—	—	—	—	—	—	—	—
Interest-rate derivatives - other	—	(1)	—	(1)	—	(3)	—	(3)	—	(1)	—	(1)
Total	—	(83)	—	(83)	—	(35)	—	(35)	—	(41)	—	(41)

(1) Actively traded money market funds are measured at their net asset value (“NAV”) and classified as Level 1. The Company’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Financial assets at fair value through profit or loss and Marketable securities that are included in Financial assets available for sale at fair value classified in Level 1 are priced using quoted market prices for similar instruments or non-binding market prices that are corroborated by observable market data. The Group uses inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of these assets.

The Group’s derivative instruments are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs (foreign currency exchange rates, volatility indices and interest rates).

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy for assets and liabilities that are measured at fair value on a recurring basis between 2013 and 2012, and between 2012 and 2011.

The financial assets categorized within Level 3 of the fair value hierarchy correspond to investments in non-consolidated companies. Amounts at stake are not material.

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Assets and Liabilities measured at Fair Value on a non-recurring basis:

The assets and liabilities that are remeasured at fair value on a non-recurring basis can include:

•                  loans and long-lived assets that have been reduced to fair value when they are held for sale;

•                  the remeasurement of investments retained in formerly-consolidated subsidiaries (where we have sold a controlling stake but retained a non-controlling stake in the entity, resulting in the subsidiary’s deconsolidation); and

•                  identifiable tangible and intangible assets and liabilities (excluding goodwill) resulting from business combinations.

The Group did not have any assets and liabilities measured at fair value on a non recurring basis at March 31, 2013, March 31, 2012 or December 31, 2012.

NOTE 18.           Financial assets transferred

a/ Receivables transferred that are not derecognized in their entirety

Receivables related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) were sold to banks but not derecognized from the statement of financial position as we are keeping substantially all risks and rewards related to those receivables, due to the ability of the buyer to retroactively cancel the sale in certain circumstances and to the existence of a selling price adjustment if the receivable is redeemed before or after its contractual maturity (i.e. three years) by the French State.

It represented an amount of €167 million as of March 31, 2013 (€166 million as of December 31, 2012) included in our financial debt (other financial debt).

b/ Receivables sold without recourse

Balances

(In millions of euros)	March 31, 2013	March 31, 2012	December 31, 2012
Outstanding amounts of receivables sold without recourse (1)	963	838	1,111

(1) Without recourse in case of payment default by the debtor. See accounting policies in Note 1qi of the 2012 audited consolidated financial statements.

Changes in receivables sold without recourse

(In millions of euros)	March 31, 2013	March 31, 2012	December 31, 2012
Impact on cash flows from operating activities	(149)	(114)	159

NOTE 19.           Pensions, retirement indemnities and other post-retirement benefits

Alcatel-Lucent has elected to apply the option offered by the amendment of IAS 19 (see Note 1j of the 2012 audited consolidated financial statements), which allows for the immediate recognition in the statement of comprehensive income of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits. From January 1, 2013 onwards, Alcatel-Lucent applies the new requirements of IAS 19 revised “Employee Benefits” as described in Note 4.

98% of Alcatel-Lucent’s total benefit obligations and 96% of Alcatel-Lucent’s plan asset fair values were re-measured as of March 31, 2013. Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. (in France, Germany, United Kingdom, the Netherlands and Belgium) have been re-measured. The impact of not re-measuring other pension and post-retirement obligations is considered not material.

For Alcatel-Lucent’s pension and post-retirement obligations in the United States, the impacts considered were increases in interest rates and differences between actual and expected plan asset performance and benefit payments. Actuarial losses of € (25) million (of which € (42) million related to pensions and € 17 million related to post-retirement benefits) resulted from lower actual plan asset returns than expected and actuarial gains of

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€ 561 million (of which € 484 million related to pensions and € 77 million related to post-retirement benefits) resulted from a decrease of plan obligations mainly due to discount rate increases.

For Alcatel-Lucent’s main pension plans outside of the U.S., the impacts were estimated based on a sensitivity analysis that considered changes in interest rates and differences between actual and expected plan asset performance. Actuarial gains of € 66 million resulted from higher actual plan asset returns than expected and actuarial gains of € 225 million were related to a decrease of plan obligations due to discount rate updates. The impacts from all other pension and post-retirement plans were not significant.

Discount rates used to measure Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. as of March 31, 2013 have been updated and were as follows:

Discount rate	March 31, 2013	March 31, 2012	December 31, 2012
US - Pension	3.53%	4.03%	3.30%
US - Post-retirement health care and other	3.04%	3.55%	2.84%
US - Post-retirement life	3.85%	4.28%	3.60%
Euro - Pension	3.25%	3.75%	2.75%
UK - Pension	4.50%	4.75%	4.25%

The change in the unrecognized surplus of plan assets (asset ceiling) and in the IFRIC 14 effect during the three-month period ended March 31, 2013 was € (324) million and related only to pensions (€ (232) million at March 31, 2012 and € (130) million at December 31, 2012).

Change in pension and post-retirement net asset (liability) recognized

	March 31, 2013			March 31, 2012 (1)			December 31, 2012 (1)
(In millions of euros)	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	95	(2,636)	(2,541)	40	(2,991)	(2,951)	40	(2,991)	(2,951)
Operational charge	(19)	(0)	(19)	(19)	(1)	(20)	(71)	(3)	(74)
Financial income	(3)	(20)	(23)	3	(28)	(25)	(16)	(111)	(127)
Curtailment (2)	(5)	—	(5)	—	—	—	25	—	25
Management pension and non-represented healthcare plan amendment (3)	—	55	55	—	—	—	144	60	204
Total recognized in profits (losses)	(27)	35	8	(16)	(29)	(45)	82	(54)	28
Actuarial gains and (losses) for the period	733	94	827	525	82	607	305	(47)	258
Asset ceiling limitation and IFRIC14 effect	(324)	—	(324)	(221)	—	(221)	(86)	—	(86)
Total recognized in Statement of comprehensive income (4)	409	94	503	304	82	386	219	(47)	172
Contributions and benefits paid	47	(4)	43	41	1	42	177	13	190
420 transfer	—	—	—	—	—	—	(393)	393	—
Change in consolidated companies	—	—	—	—	—	—	—	—	—
Other (reclassifications and exchange rate changes)	48	(77)	(29)	(34)	93	59	(30)	50	20
Net asset (liability) recognized at the end of the period	572	(2,588)	(2,016)	335	(2,844)	(2,509)	95	(2,636)	(2,541)
Of which:
- Prepaid pension costs	2,808	—	2,808	2,736	—	2,736	2,797	—	2,797
- Pension, retirement indemnities and post-retirement benefits liability	(2,236)	(2,588)	(4,824)	(2,401)	(2,844)	(5,245)	(2,702)	(2,636)	(5,338)

(1)        Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

(2)        Accounted for in restructuring costs.

(3)        Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement.

(4)        The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from the ones disclosed in the Statement of Comprehensive Income on page 4, due to the amounts related to discontinued activities, which are excluded in the above table.

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Funded status

(In millions of euros)	March 31, 2013	March 31, 2012	December 31, 2012
Benefit obligation	(29,684)	(29,402)	(30,104)
Fair value of plan assets	29,262	28,211	28,796
Funded status	(422)	(1,191)	(1,308)
Unrecognized surplus (due to application of asset ceiling and IFRIC14)	(1,594)	(1,318)	(1,233)
Net amount recognized	(2,016)	(2,509)	(2,541)

2013 U.S. represented healthcare plan amendment

Alcatel-Lucent’s 2004 U.S. collective bargaining agreement provides for retiree healthcare benefits, among other items, for formerly represented retirees. On February 15, 2013, Alcatel-Lucent and its unions agreed to a two-year extension of retiree healthcare benefits until December 31, 2016, although the Group’s obligation to pay for retirees who are subject to annual dollar caps was reduced by U.S.$40 million for 2015 and by U.S.§40 million for 2016. These reductions in an existing obligation were accounted for in the “Post-retirement benefit plan amendments” line item of the consolidated income statement during 2013 for an amount of U.S.$73 million.

2012 U.S. represented healthcare plan amendment

Alcatel-Lucent’s 2004 U.S. collective bargaining agreement provides for retiree healthcare benefits, among other items, for formerly represented retirees. The collective bargaining agreement will expire on May 24, 2014.  In April 2012, Alcatel-Lucent and its unions agreed to a seven-month extension of retiree healthcare benefits until December 31, 2013, although the Group’s obligation to pay for retirees who are subject to annual dollar caps was reduced by U.S.$40 million for 2013. On December 28, 2012, Alcatel-Lucent and its unions agreed to a one-year extension of retiree healthcare benefits until December 31, 2014, although the Group’s obligation to pay for retirees who are subject to annual dollar caps was reduced by U.S.$40 million for 2014. These reductions in an existing obligation were accounted for in the “Post-retirement benefit plan amendments” line item of the consolidated income statement during 2012 for an amount of U.S.$77 million. Also, on December 28, 2012, Alcatel-Lucent and the Communications Workers of America agreed to a one-year extension of their collective bargaining agreements from May 25, 2013 to May 24, 2014.

2012 U.S. pension lump sum offer for deferred vested participants

During the third and fourth quarters of 2012, Alcatel-Lucent offered the deferred vested participants in the defined benefit pension plan for U.S. management employees and in the U.S. inactive occupational pension plan the right to elect a lump sum payment rather than a pension payment during a specific window period (the window period only applies to deferred vested participants that cannot apply permanently for the lump sum payment). Because the current IAS 19 discount rate was lower than the pension/lump sum conversion rate, that difference resulted in a one-time credit that was recorded when the lump sum payment was made. This credit was U.S.$174 million during 2012. This impact was accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

2012 Switzerland pension plan amendment

At the beginning of 2012, several amendments (increase of savings contribution, decrease of the conversion rate, decrease of the benefits paid in case of death of a pensioner, decrease of death benefit) were made to the Swiss pension plan resulting in a gain of €9 million. This plan amendment was accounted for in the “Post-retirement benefit plan amendments” line item of the income statement.

2012 Regulations affecting U.S. qualified pension plan funding requirements

From the regulatory perspective - which determines pension funding requirements - the Moving Ahead for Progress in the 21st Century Act, enacted on July 6, 2012, will stabilize the interest rates used to determine our U.S. pension plan funding by establishing “corridors” around a 25-year average rate, which will increase the interest rates to be used for funding valuations. According to a preliminary assessment of the Group’s U.S. pension plans, the new legislation would suggest that no funding contribution should be required through at least 2016.

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NOTE 20.           Notes to consolidated statements of cash flows

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	March 31, 2013	March 31, 2012(1)	December 31, 2012(1)
Net income (loss) attributable to the equity owners of the parent	(353)	259	(2,011)
Non-controlling interests	(16)	(2)	(77)
Adjustments:
- Depreciation and amortization of tangible and intangible assets	171	236	898
Of which impact of capitalized development costs	57	71	283
- Impairment of assets	—	—	894
- Post-retirement benefit plan amendment	(55)	—	(204)
- Changes in pension and other post-retirement benefit obligations, net	(1)	3	11
- Provisions, other impairment losses and fair value changes	38	30	455
- Net (gain) loss on disposal of assets	(3)	(7)	(30)
- Share in net income (losses) of equity affiliates (net of dividends received)	(2)	—	(4)
- (Income) loss from discontinued operations	1	(659)	(666)
- Finance costs and interest on tax litigations	106	65	271
- Share-based payments	6	6	26
- Taxes	(51)	(81)	425
Sub-total of adjustments	210	(407)	2,076
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	(159)	(150)	(12)

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

b/ Free cash flow

(In millions of euros)	Notes	Q1 2013	Q1 2012(1)	2012(1)
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes		(159)	(150)	(12)
Change in operating working capital	(14)	(72)	255	341
Other current assets and liabilities		(56)	(60)	(174)
Net cash provided (used) by operating activities before interest and taxes		(287)	45	155
Of which
- restructuring cash outlays	(15d)	(100)	(82)	(340)
- contribution and benefits paid on pensions & OPEB	(19)	(43)	(42)	(190)
Interest received/(paid)		(101)	(85)	(202)
Taxes received/(paid)		(28)	1	(57)
Net cash provided (used) by operating activities		(416)	(39)	(104)
Capital expenditures		(117)	(123)	(581)
Free cash flow		(533)	(162)	(685)

(1) Q1 2012 & 2012 are re-presented to reflect the impacts of applying IAS 19 revised “Employee Benefits” and IFRS 11 “Joint Arrangements” (see Note 4).

c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	Q1 2013	Q1 2012	2012
Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities	—	—	—
Cash and cash equivalents of newly consolidated entities	—	—	4
Total - net impact on cash flows of obtaining control	—	—	4
Losing control of consolidated entities
Cash proceeds from disposal of formerly consolidated entities	—	—	—
Cash and cash equivalents of formerly consolidated entities	—	—	(5)
Total - net impact on cash flows of losing control	—	—	(5)

NOTE 21.           Contingencies

On February 21, 2013, we were advised that the Nigerian anticorruption authorities had commenced an investigation regarding the alleged mismanagement of the National Rural Telephony Project and the involvement of Alcatel-Lucent Nigeria Ltd (“ALU Nigeria”) and other vendors in such project. Our Chinese joint venture, Alcatel-Lucent Shanghai Bell (“ASB”), entered into a contract with the Nigerian government for Phase I of this project on June 5, 2002. By an amendment dated April 4, 2003, the contract was assigned to a consortium including ASB and a state-owned Chinese engineering company named China National Machinery and Equipment

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Import and Export Corporation (“CMEC”). ALU Nigeria was not a party to the consortium, but acted as a subcontractor for the project. Phase I of this project was accepted by the Nigerian government. On December 27, 2006, ASB and CMEC entered into a contract with the Nigerian government for Phase II of this project, and our portion of the contract was assigned to CMEC on February 1, 2007. Phase II of the project was never performed due to a lack of financing. At this early stage we do not have any more detail as to the nature of the alleged mismanagement. We are cooperating with this investigation and have launched an internal review into this matter.

Regarding the proceedings in Costa Rica, in its December 2012 order, the Court of Appeals (which also found on procedural grounds all of the individual defendants not guilty) reversed the lower criminal court’s decision not to rule in the matter of ICE’s claim against Alcatel-Lucent and remanded that matter for resolution. At this point, it is not possible to determine what impact, if any, this development will have on Alcatel-Lucent.

There was no other significant event during the first three months of 2013 regarding the litigation matters disclosed in Note 36 of our 2012 audited consolidated financial statements, and no significant new litigation has been commenced since December 31, 2012.

NOTE 22.           Events after the statement of financial position date

There were no events that should be disclosed or adjusted that occurred between March 31, 2013, date of the statement of financial position and April 24, 2013, the date when the Board of Directors authorized the unaudited interim condensed consolidated financial statements for issue.

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NOTE 23.           Quarterly information (unaudited)

Consolidated income statements

(In millions of euros - except per share information) 2012	Q1(1)	Q2(1)	Q3(1)	Q4(1)	Total(1)
Revenues	3,207	3,546	3,600	4,096	14,449
Cost of sales	(2,237)	(2,420)	(2,599)	(2,852)	(10,108)
Gross profit	970	1,126	1,001	1,244	4,341
Administrative and selling expenses	(634)	(610)	(572)	(574)	(2,390)
Research and development expenses before capitalization of development expenses	(623)	(595)	(605)	(609)	(2,432)
Impact of capitalization of development expenses	(3)	(6)	(6)	3	(12)
Research and development costs	(626)	(601)	(611)	(606)	(2,444)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(290)	(85)	(182)	64	(493)
Restructuring costs	(75)	(107)	(61)	(246)	(489)
Litigations	1	—	1	—	2
Gain/(loss) on disposal of consolidated entities	—	—	—	11	11
Impairment of assets	—	—	—	(894)	(894)
Post-retirement benefit plan amendments	—	30	5	169	204
Income (loss) from operating activities	(364)	(162)	(237)	(896)	(1,659)
Interest relative to gross financial debt	(85)	(91)	(89)	(91)	(356)
Interest relative to cash and marketable securities	20	22	18	18	78
Finance costs	(65)	(69)	(71)	(73)	(278)
Other financial income (loss)	(55)	(239)	(57)	(46)	(397)
Share in net income (losses) of equity affiliates	1	—	1	3	5
Income (loss) before income tax and discontinued operations	(483)	(470)	(364)	(1,012)	(2,329)
Income tax, (charge) benefit	81	79	26	(611)	(425)
Income (loss) from continuing operations	(402)	(391)	(338)	(1,623)	(2,754)
Income (loss) from discontinued operations	659	(10)	12	5	666
Net income (loss)	257	(401)	(326)	(1,618)	(2,088)
Attributable to:
• Equity owners of the parent	259	(396)	(316)	(1,558)	(2,011)
• Non-controlling interests	(2)	(5)	(10)	(60)	(77)
Net income (loss) attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	0.11	(0.17)	(0.14)	(0.69)	(0.89)
• Diluted earnings (loss) per share	0.10	(0.17)	(0.14)	(0.69)	(0.89)
Net income (loss) before discontinued operations attributable to the equity owners of the parent per share (in euros)
• Basic earnings (loss) per share	(0.18)	(0.17)	(0.15)	(0.69)	(1.18)
• Diluted earnings (loss) per share	(0.18)	(0.17)	(0.15)	(0.69)	(1.18)
Net income (loss) of discontinued operations per share (in euros)
• Basic earnings per share	0.29	0.00	0.01	0.00	0.29
• Diluted earnings per share	0.23	0.00	0.01	0.00	0.24

(1) Quarterly 2012 consolidated income statements are re-presented to reflect the impacts of the retroactive application of IAS 19 revised Employee Benefits and IFRS 11 - Joint arrangements (see Note 4).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 26, 2013	Alcatel Lucent

	By:	/s/ PAUL TUFANO
	Name:	Paul Tufano
	Title:	Chief Financial Officer